11/6

07027833

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redflex Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
NOV 09 2007
THOMSON FINANCIAL

FILE NO. 82- 34862

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT: 11/7/07

RECEIVED

2007 NOV -5 A 5:12

REDFLEX HOLDINGS LIMITED
ABN: 96 069 306 216

6-30-07
AR/S

ANNUAL REPORT
FINANCIAL YEAR 2007

PROFITABLE PERFORMANCE FROM CONTINUING OPERATIONS

- Revenue increased by 29% from $54.1 million to $70.0 million
- Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA), was significantly higher at $25.7 million compared to $17.0 million for the previous year
- Net profit before tax of $11.1 million compared to a profit of $5.5 million for the previous year

FINANCIAL PERFORMANCE SUMMARY

FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS	Actual FY07	Actual FY06
Revenue ($m)	70.0	54.1
Earnings before interest, taxation, depreciation and amortisation ($m)	25.7	17.0
Operating profit after tax ($m)	7.5	4.1
Weighted average number of shares (million)	89.0	86.9
Basic earnings per share (cents)	8.44	4.71
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	29.0	19.4

FINANCIAL POSITION		
Current assets ($m)	36.8	48.0
Non-current assets ($m)	72.1	64.7
Current liabilities ($m)	14.7	14.0
Non-current liabilities ($m)	27.9	27.8
Shareholders equity ($m)	66.3	70.9

FINANCIAL PERFORMANCE SUMMARY

REVENUE FROM CONTINUING OPERATIONS ($AUD)


2006/07
$70.0M
2005/06
$54.1M
2004/05
$37.9M

EBITDA GROWTH FROM CONTINUING OPERATIONS ($AUD)


2006/07
$25.7M
2005/06
$17.0M
2004/05
$14.0M

NET PROFIT BEFORE TAX FROM CONTINUING OPERATIONS ($AUD)


2006/07
$7.5M
2005/06
$4.1M
2004/05
$6.1M

OPERATIONAL PERFORMANCE SUMMARY

CONTRACTED CITIES IN USA



2007
147
2006
87
2005
61
2004
53

INSTALLED BASE OF CAMERAS IN USA



2007
887
2006
667
2005
463
2004
301

CONTRACTED STATES IN USA



2007
18
2006
16
2005
13
2004
11

CHAIRMAN'S REPORT

FELLOW SHAREHOLDERS

I am extremely pleased to advise that our company appears to be very much moving in the right direction. The past 12 months have, in general terms, been highly successful for the Redflex team. Whilst the company remains a high growth/high potential entity, it is fair to say that it has now achieved a significant level of maturity and stability. Such a position has taken a significant time to achieve - this year marking the 10th anniversary of cur company's listing on the ASX.

During the financial year just passed essentially all the standard measures of financial performance saw new records set. More particularly, dramatic growth was recorded in the company's revenues, cash flows, pre-tax profits and post-tax profits. Particularly pleasing was the fact that our record-breaking financial performance was achieved largely through our USA operations despite the fact that currency exchange rate variations over the year were significantly adverse from the company's viewpoint. Underpinning this financial growth was a record rate of new installations in the USA market. Such rate of installations continues to grow strongly and as of now the company is approaching 1,000 installations throughout the USA far exceeding all competitors. It is anticipated that during the 2007/2008 financial year, well in excess of 300 additional systems will be installed across the USA. We now have contracts in place in over 160 jurisdictions. Such ongoing growth in our installed base can logically only serve to enhance our financial performance in the years to come.

Certainly one of the most significant milestones in recent times has been the decision to declare, for the first time ever, a dividend for the company's shareholders. More specifically, a fully franked dividend of 3.5 cents per share has been declared, due to be paid on the 2 November 2007. Such dividend will be payable either as a cash dividend or, for shareholders based in Australia/New Zealand, by way of a dividend reinvestment plan enabling shareholders to participate further in the company's growth story without incurring brokerage or other transactional costs. The terms of the dividend reinvestment plan provide for shares to be issued at a discount to the market, this year set at 5%, further enhancing the attractiveness of the plan. It should be noted that the Board's policy, at this stage, will be for the company to pay a single dividend only each year rather than half-yearly. Such a policy will serve to generate significant financial savings for the company. Hopefully all shareholders will agree that the company evolving to a dividend paying status is a highly significant and very positive milestone in our corporate history.

Another significant corporate achievement during the year was the divestment of the Communications Division. The significance of such division to the company had clearly, in a relative sense, declined greatly over recent years. There was essentially unanimous belief by those close to the company that we would be better served by concentrating on the company's core business in the public safety arena - more particularly in photo enforcement of motor vehicle road laws. The divestment of the Communications Division ultimately proved to be a lengthy and time consuming process. Pleasingly, we were able to move the Division onto new owners as a going concern albeit with a balance sheet write-down being required.

During the year the Board was pleased to welcome two new directors - Karen Finley and Roger Sawley. Karen heads up our USA operation from the Scottsdale office and, with her American team, has done a great job in driving the American business. Her appointment to the Board constitutes well-earned recognition of her efforts. Roger, also based in the USA, has joined the Board in a non-executive capacity. His skill set includes an Australian upbringing and education in engineering with many years of subsequent residence in the United States working in the American investment industry. Such skills have proven invaluable to the company particularly when combined with Roger's propensity for conscientiousness and congeniality. His contribution has been and will continue to be greatly appreciated.

We believe that Redflex's future is a bright one. We can all be justly proud of our product range and particularly the positive community benefits that are generated. On behalf of all shareholders, I take the opportunity to formally record our appreciation of the diligence and loyalty of our staff.

Christopher Cooper

Chairman

REVIEW OF OPERATIONS FY2007

The financial year ended 30 June 2007 has seen tremendous growth in sales in the USA and an excellent performance for our Australian operations. The profitable performance builds on our performance in prior years and reflects the growth in our business

We have retained and strengthened our leading position in our American market with record sales and record rollout of new cameras. We also have made significant inroads into the global market from our base in Australia.

HIGHLIGHTS FOR THE YEAR

Highlights for the 2007 financial year have been:

PROFITABLE GROUP PERFORMANCE

Continuing operations showed:

- An increase in revenue from $54.1 million to $70.0 million.
- An increased Earnings Before Interest Tax, Depreciation and Amortisation (EBITDA) from $17.0 milllon to $25.7 million
- An increase in Net Profit Before Tax (NPBT) from $5.5 million to $11.1 million
- An increase in Net Profit After Tax (NPAT) from $4.1 million to $7.5 million
- As anticipated previously the EBITDA from the USA based business is approximately in line with the CAPX incurred for new camera installations. The rate of roll-out of new cameras will determine what additional capital expenditure funding will be required
- The Bank of Montreal (Harris Bank) has extended Redflex's facility in the USA to US$25 million.

USA OPERATIONS

HIGHLIGHTS

- Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced traffic photo enforcement systems in the USA.
- An increase of 41% in Traffic revenue from US$31.3 million to US$44.3 million;
- 235 new camera systems installed and operational taking the total to 877 at year end after allowing for 25 that were removed from service.
- 59 new contracts signed with cities in the USA from 1 July 06 to 30 June 07 plus a further 11 cities to 29 August 2007
- Contracts in three new states in the USA over the financial year, and a further new state subsequent to year end.
- Ongoing R&D investment in new technology developments that continue to place Redflex at the forefront of the industry, including a browser based processing module which provides the ability to open remote processing facilities.

NEW CONTRACTS

In the USA, Redflex Traffic Systems now has contracts with 167 cities across 19 states (as of 21 September 07). New contracts were signed in the following 85 cities from 1 July 2006 to the date of this report:

Moultrie, GA	Redding, CA	Oak Ridge North, TX
St. Peters, MO	Corpus Christi, TX	Tempe, AZ*
El Paso, TX	Jefferson Parish, LA	New Lennox, IL *
Lancaster, CA	MRCA, CA	Moreno Valley, CA *
Hapeville, GA	Burbank, IL	Columbus, MS *
Riverside, CA	Evergreen Park, IL	Lewisville TX *
Prescott Valley AZ	Lyons, IL	Northlake, IL*
Grand Prairie TX	Lancaster, TX	St Charles IL*
Walnut Ca	Olympia Fields, IL	Edmundson MO*
Tifton GA	Salem OR	Hurst TX*
University Park TX	Tacoma WA	Bedford TX*
Farmers Branch TX	Alsip, IL	Baker LA*
Moses Lake WA	Grand Terrace, CA	Mesquite TX*
Montebello CA	Elk Grove, Ca	Killeen TX*
SeaTac, WA	Lafayette, LA	Allen TX | *
Longview, TX	Redwood City, CA	Haltom TX*
Harlingen, TX	N Riverside, IL	Southlake TX*
Oak Lawn IL	N Chicago, IL	Tomball TX*
Richland Hills TX	McKinney, TX	Roanoke TX*
Menlo Park, CA	Albany, OR	Star Valley AZ*
Coppell, TX	Wentzville, MO	Arizona Department of Public Safety*
Kingsport, TN	Pinal County, AZ	Glendale CA*
Sioux City, IA	Montgomery County, TX	Oroville CA*
Marshall, TX	Lake Jackson, TX	Bremerton WA*
Rio Vista, Ca	Saugus, MA	Fife WA*
Northfield, IL	N. Richland Hills, TX	Monroe WA*
Commerce, CA	Dalworthington Gardens, TX	Granite Shoals TX*
Terrell TX	Daly City, CA	
Burlingame, CA	Hannibal, MO	

* Contracts signed since 1 July 2007

In addition, contract renewals have been executed in many long term partner cities. Specifically, the cities of Fort Collins, Colorado; Garden Grove, California; Culver City, California and Chandler, Arizona all renewed their contracts for multiple years. Additionally the city of El Paso, Texas recently amended its one year pilot program contract to a five year plus 5 year renewal option contract for up to 60 systems.

As well, Redflex was successful against one of its competitors in a head-to-head program trial in the City of Corpus Christi, Texas which was a huge testament to its service and technical abilities.

SALES & MARKETING

The 59 new contracts won during the financial year, compared to 26 in the prior financial year, is indicative of acceleration in the emerging opportunities and validation of photo enforcement acceptance across the US.

The sales team continued to grow during the year, adding key resources to target market areas in the mid-west and Texas. The inroads achieved in the emerging Illinois market, with 8 new contracts in that state over the financial year, is a significant start to developing a larger presence in a key market. We also have a greater attention on the southeast United States focusing on Louisiana, Mississippi and Tennessee. As the State of Virginia begins to gear up to get back into the photo enforcement arena this regional attention aligns well with growth opportunities in that state.

The use of external consultants/lobbyists to assist with the sales effort in targeted regions continued in the past financial year, and with this we expect the levels of contract capture to remain consistent in 2008 using both direct and indirect sales forces.

Another key development during the financial year was the addition of a Vice President of Marketing to handle company branding, public relations, governmental affairs and new product development. This position is instrumental in managing the public education and awareness on the benefits of these important safety programs, while underpinning our commitment to advancing new products in the photo enforcement field.

INSTALLATIONS

Financial year 2007 witnessed the greatest number of installed systems in the industry with 235 systems activated. The installation base continues to grow with:

- 667 systems installed at 30 June 2006;
- 770 systems installed at 31 December 2006;
- 877 systems installed at June 30 2007 after allowing for deactivated systems in Paramount, Virginia Beach, Culver City and Scottsdale).

The number of installed systems includes cameras that may not be generating revenues for reasons including: warning periods; delays in going live; legislative issues; road work; or maintenance actions.

GROWTH INITIATIVES DURING THE PERIOD

This past financial year brought with it the opportunity for Redflex to showcase new enforcement products; first it was able to build on its railroad crossing experience in Australia to enforce railroad crossings in Grand Prairie, Texas. This has generated much interest from the major railroad companies wanting to expand the REDFLEXrail enforcement solution across the United States. Soon the video clip associated with the infraction will include a full audio component.

Another exciting new product release was stop sign enforcement in the Mountains Recreation and Conservation Authority in Southern California. Using existing technology Redflex US developed a solution to enforce the running of stop signs in mountain parks that are situated in the Los Angeles area. Many drivers use the parks as cut-throughs across the city to avoid the congested Los Angeles freeways. It is the first of its kind in the US and is wireless, solar powered and compact.

OPERATIONAL ACCOMPLISHMENTS

Redflex implemented its first browser based processing module, an initiative that provides redundant processing capabilities while allowing us to open remote processing centers in large cities that require this capability (ie Chicago). In addition, this processing redundancy is a major component of the overall corporate disaster recovery plan.

The rollout of Oracle financials, a world class accounting, inventory, and materials management system was a tremendous achievement in the financial year just completed. Months of planning and system design from all affected departments culminated in the January 1 implementation. This new system provides Redflex the ability to more efficiently and effectively manage purchase order control / handling, optimization of inventory levels, more efficient shipping and receiving functionality, metrics and results tracking.

The US production team has pushed the standard 6 week design and build of speed vans to a 2-week turn around. This has been accomplished through more efficient project management, leverage of existing resources, pre-build of key components, and more standardized applications. Operationally this achievement means the ability to begin initial warning periods in new speed van cities in a timelier manner.

National Law Enforcement Telecommunications System (NLETS) lookup automation was completed this year providing Department of Motor Vehicles (DMV) information on all 50 states. The integration was extended to include full lookup automation compared to the previous NLETS link, which was a manual process. The system now automatically submits requests to the NLETS system and populates the database with the requisite DMV information. Considering the number of violations viewed by the back office this has resulted in a reduction in processing times by ~14hrs/day or a savings of 1.75 full time employees.

With every new city we sign, a customized back office is developed. During FY07, 36 such back offices were developed and implemented. A lot of work and coordination amongst the internal departments goes into this to make it happen, from business rules defined with customers, to coding, through testing and implementation. We have consistently kept ahead of the fast field construction pace and have the capability to develop, implement and test 10 new back office systems per month.

Overall, we saw an increase in headcount over the financial year of 35%.

LEGISLATIVE ENVIRONMENT

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them.

As a result of these and other issues we currently have approximately 8% of our installed base of cameras not generating revenue. We expect to have that percentage reduce over the year ahead. To put this in context, these cameras represent less than 3 months of construction at our current rollout rate. Of course they also represent underperforming capital, which is a serious concern and why we continue to remain actively involved in seeking legislative and/or legal remedies with cities.

As more cities become comfortable implementing photo enforcement programs, the more problematic situations, such as that experienced in Minneapolis, get raised. Based on this there has been a need for ongoing investment into legal and legislative activities during the financial year. Furthermore, as the competitive landscape becomes more aggressive the use of lobbyists to assist in the sales effort and to provide input into legislative outcomes that could affect the photo enforcement business becomes a normal and recurring business expense. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation that will continue in an effort to head off program shut downs.

AUSTRALIAN AND GLOBAL OPERATIONS

It has been another strong year for the Australian Traffic business, which provides photo enforcement products and services for the Australian market and to the rest of the world. Significant orders have been won, critical projects have been delivered and important milestones have been achieved.

HIGHLIGHTS

- Record revenue and profitability
- Sales to all states in Australia
- The signing of a major new contract with Qatar (announced July 2007)
- Activation of the Hume Highway Point-to-Point speed system for live operations.
- Continued technology and product development.
- Railway Crossing Enforcement implemented in Victoria, Western Australia and the USA.

SOUTH AUSTRALIA

Redflex was awarded the contract to supply Red-light/Speed Cameras to South Australia and the associated back-office ticket processing system. This was a new State for Redflex and an important win for the Company. The project has been successfully completed and we have subsequently received orders for additional cameras to be installed throughout the State.

NEW SOUTH WALES

Redflex continues to work closely with the Roads and Traffic Authority of NSW. Redflex installed next generation Bus Lane Enforcement Cameras throughout the Sydney Central Business District. The systems are small and unobtrusive and blend in with the city streetscape. Redflex was also contracted to install 21 School Zone Speed Cameras. This was the first stage of the Roads and Traffic Authority 2007 School Zone Safety Program to protect high risk schools throughout the State. Redflex subsequently received a second stage order for a further 7 School Zone Speed Cameras. The team was also contracted to install speed cameras in the Lane Cove tunnel and 6 next generation Toll Enforcement Cameras for the Sydney Harbour Tunnel.

Also in New South Wales, Redflex was awarded the contract for the Target Vehicle Surveillance System for the enforcement of border crossings with Queensland to prevent the introduction of cattle ticks. There are seven border crossings between Queensland and NSW in the tick affected area. These crossings require monitoring of all vehicles, heading in a southbound direction, to identify "vehicles of interest". Investigation is then initiated of vehicles suspected of transporting livestock in possible contravention of the NSW Stock Diseases Act.

VICTORIA

In Victoria, a significant technical milestone was achieved with the go-live of the Point-to-Point system on the Hume Freeway. These cameras use optical character recognition to record the number plate of a vehicle as it passes the first camera, which is then compared with an image of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit is then prosecutable. The system is the longest average speed enforcement system in the world and is very successful at enforcing long distance speeding. Redflex's system is world-leading technology and a significant achievement by the Company. Also in Victoria, the first and second stages of the new order for Red-light/Speed cameras are operational.

WESTERN AUSTRALIA

The Redflex Traffic Systems Image and Infringement Processing System (IIPS), has been operational in Western Australia since the beginning of the year. The IIPS system is Redflex's state-of-the-art ticket processing software. It issues tickets for speeding, red light running and on-the-spot fines detected throughout the State.

QATAR

Overseas, Redflex achieved a significant milestone with a large order for 86 camera systems for Qatar. The systems are to be installed at key intersections in the capital Doha. Already, another order has been received for an additional 2 camera systems, with further expansions in the program possible. Redflex is very pleased to be working closely with the Qatari's on their world-leading traffic safety camera program.

RESEARCH AND DEVELOPMENT

In Research and Development, Redflex collaboration in an extensive trial of Railway Crossing Enforcement Cameras in Victoria has spearheaded their installation at dangerous rail crossings in Western Australia and at rail crossings at the Victorian docks. Redflex has now installed our first Railway Crossing Enforcement Camera in the USA, with an order for Grand Prairie, Texas.

MANUFACTURING

Redflex manufacturing in Australia continues to grow, meeting the increased installation rate of our United States operation and the continuing growth in our world-wide markets.

COMMUNICATIONS BUSINESS DIVESTED

The Communications business was divested to LongReach Group in December 2006. An initial payment of $4 million was received at the time of completion of the divestment and a further payment of approximately $1.2 million will be received in September 2007. This final payment is determined by the application of a formula which takes into account the performance of the division for the past three years. The below budget performance over the 2007 financial year led to a lower price than may have been expected had the operation met its budget for the year.

The division appears in the 2006/2007 financial year accounts as a discontinued operation. Following the divestment, the division will have no further impact on the accounts of the Redflex Group.

INITIAL DIVIDEND AND DIVIDEND REINVESTMENT PLAN

Directors have decided that it is appropriate to issue the first dividend for the company, and also to institute a Dividend Reinvestment Plan.

The dividend recognises that the company is now generating sufficient sustainable cash flow from operations to justify a dividend and to enable franking credits to be distributed to the predominantly Australian shareholder base.

OUTLOOK

We will continue our focus on the North American market and expect to see excellent growth in that market. We currently have around 50% of the market and have been winning business at a rate that is greater than all of our competitors combined. The committed work under the large number of new contracts won over the 2007 financial year position us well for the year ahead.

We intend to install well in excess of 300 new cameras systems in the USA in FY08 and see opportunities to accelerate the growth further in future years. Our assessment that the US market could grow to represent a multi-billion dollar industry as it builds out remains unchanged. We continue to believe that Redflex is in the premier position to capture a significant proportion of that growth.

The opportunities globally appear to be growing and we are well positioned with products, financial strength and backing, credibility and capability, to capitalise on that market growth.

AMERICAN DEPOSITARY RECEIPTS

The ADR program in the USA has been in operation since April 2005. The program provides a vehicle for US based investors to acquire a security that is traded in the US market. Each ADR corresponds to 8 Redflex ordinary shares in Australia, and the ADRs trade as RFLXY on the Over The Counter (OTC) market in the USA. A relatively small number of ADRs has been issued by the Bank of New York; however the number of ADRs on issue is not representative of the investment interest from the USA. Most institutional investors in the USA are free to invest directly in the Australian market.

THANKS

I take the opportunity to thank those people and organizations that have contributed to the success of the Redflex Group. Firstly to staff for their dedication and commitment without whom the company could not have achieved what it has. Also, thank you to our customers, suppliers, financiers, advisers, and shareholders, and to my fellow board members for their energy dedication and availability throughout the year. It has been an interesting year and Redflex is well positioned for better years in the future. We look forward to delivering enhanced shareholder returns as the promise of the market in which we operate continues to be realised.



Graham Davie

Chief Executive Officer

28 September 2007

Your directors submit their report for the year ended 30 June 2007.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

CHRISTOPHER COOPER - L.L.B., B.COM. - (NON-EXECUTIVE CHAIRMAN)

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a director and manager of numerous private investment companies and trusts. During the last three years Mr Cooper has not been a director in any other listed public companies.

ROBIN DEBERNARDI - (NON-EXECUTIVE DIRECTOR)

Mr Debernardi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernardi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland. He brings substantial experience in assisting companies involved in high growth phases of their development, and currently carries the role of Chairman of the Redflex Remuneration Committee; a key role in the future development of the company. During the last three years Mr Debernardi has not been a director in any other listed public companies.

PETER LEWINSKY - B EC, MBA, FCA, SF FIN — (NON-EXECUTIVE DIRECTOR)

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the boards and shareholders of public, private and government organisations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 11 years Mr Lewinsky has held a number of board and audit committee appointments for public, private and government organisations. He is Chair of the Audit Committee of the Victorian Government's Department of Primary Industries and was a member of the Audit Committee of the Department of Infrastructure until 17 July. During the last three years, Mr Lewinsky held a position as a non-executive director of Australian Wealth Management Limited, a publicly listed company (February 2005 to May 2006) and is a non-executive director of Tower Australia Group Limited since December 2006.

GRAHAM DAVIE - BSC, GRAD DIP MIL AV - (CHIEF EXECUTIVE OFFICER)

Mr Davie is the Chief Executive Officer of the Croup and has previously held the position of Managing Director of the Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a director in any other listed public companies.

KAREN FINLEY - (CHIEF EXECUTIVE OFFICER, REDFLEX TRAFFIC SYSTEMS INC)

Appointed 9 February 2007

Karen Finley is President and CEO of Redflex Traffic Systems Inc in Scottsdale, Arizona. She was appointed to that position in 2005 having started with Redflex as director of operations in 1998 when the company had only three USA contracts. She successfully ushered the business through enormous expansion during which it has grown to over 200 employees and increased revenue by 15 fold, and she has an extensive knowledge of the business, its competitors and the markets in which it operates.

Ms Finley was born in Columbus, Ohio, and spent most of her youth in Colorado. Before joining Redflex, Ms Finley was director of corporate services for Scottsdale Insurance Company. Ms Finley earned her bachelor's degree in business management from the University of Phoenix and also attended the Center for Creative Leadership in San Diego. Ms Finley lives in Cave Creek Arizona, and is currently pursuing her Masters in Finance. During the last three years Ms Finley has not been a director in any other listed public companies.

ROGER SAWLEY – B ENG (MECH), M ENG (MECH)

Appointed 9 February 2007

Roger Sawley was born and educated in Australia and now resides on the West Coast, USA. He moved to the USA in 1966 to join the internationally recognised consulting, research and development firm of Bolt Beranek and Newman Inc (BBN), where he obtained and managed government and corporate contracts and specialized in the field of noise and vibration control. He then managed the New York office of BBN. After leaving BBN he led the successful turnaround of two manufacturing companies before moving into the arena of capital markets.

Mr Sawley has accumulated broad-ranging experience and networks in business management, capital markets and engineering. He has held senior positions for relationships with major institutional clients for such firms as A G Edwards & Sons Inc, CIBC Oppenheimer & Co Inc and Jefferies and Company Inc, where he managed the firm's relationships with its many Australian clients. Mr Sawley currently consults to private companies in the raising of capital. During the last three years Mr Sawley has not been a director in any other listed public companies.

BRUCE HIGGINS - B ENG (ELEC), MBA, FAICD — (NON-EXECUTIVE DIRECTOR)

Mr Higgins was a Non-executive director to November 2006.

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At the date of this report, directors' interests in the share capital of Redflex Holdings Limited were:

	Relevant Interest over Ordinary Shares	Number of Performance Rights over Ordinary Shares	Number of Options (RDFAS) over Ordinary Shares
Christopher Cooper	990,996	0	0
Robin Debernardi	2,786,464	0	0
Peter Lewinsky	44,716	0	0
Graham Davie	1,366,479	223,750	0
Karen Finley	68,857	272,475	135,000
Roger Sawley	8,000	0	0

COMPANY SECRETARY - MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 9 years.

DIVIDENDS

Directors have decided that it is appropriate to declare an inaugural fully franked dividend of 3.5 cents per share (2006: Nil).

A Dividend Reinvestment Plan was announced to the market in February 2007.

Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007.

Unrecognised amounts

These amounts have not been recognised as a liability in 2007 but will be brought to account in 2008.

	Cents	$'000
Final dividend proposed on ordinary shares	3.5	3,114

PRINCIPAL ACTIVITIES

The principal activities during the financial year of entities within the consolidated entity were:

1. Red light and speed photo enforcement systems and back office processing services for cities and other municipalities within the USA by Redflex Traffic Systems Inc, and
2. Continuing development and commercialisation of traffic image processing software and associated traffic violation management systems and hardware by Redflex Traffic Systems Pty Ltd.

Other than the divestment of the Communications business disclosed in the financial report as a discontinued operation (Note 10), there has been no other significant change to these activities during the year.

OPERATING AND FINANCIAL REVIEW

GROUP OVERVIEW

Redflex Holdings Limited has been in business since 1995 and was listed on the ASX in February 1997. Originally the company was involved in a number of research and development activities and over the last five years has focused on the two lines of technology which form the principal activities of the business described above. Over the last several years, the digital Traffic camera photo enforcement business has been highly successful, with Redflex enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM) that is now contracted in more than 150 cities over 19 states within the USA. The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from its programs with these USA cities.

Within Australia, the company also operates a digital Traffic camera photo enforcement business that derives its revenue from the supply to world markets of camera and back office products and services.

During the year, the Group disposed of Redflex Communications Systems Pty Ltd. The sale was consummated effective from 1 December 2006, with a final payment of $1.2 million due in mid September 2007.

The Traffic operations are now the core business for the company with full focus and resources of the company now able to be applied to the digital traffic camera photo enforcement business.

TRAFFIC HIGHLIGHTS

Revenue for the red light and speed photo enforcement business increased 29% to $70.0 million from $54.1 million in the previous financial year. The Traffic division achieved a pretax operating profit of $14.1 million (excluding head office charges), compared with the $ 8.6 million in the previous financial year.

The company also recorded a write-down on plant & equipment of $984,000 relating to non-recoverable assets arising from deactivated cameras and program closures. In the previous financial year the company recorded an impairment charge of $550,000 pertaining to non-revenue producing cameras in some programs within our USA Traffic business.

The cash generation from this business unit is evidenced by a 40% increase in EBITDA up from $20.5 million to $28.8 million excluding head office charges.

Redflex Traffic Systems USA business

Redflex Traffic Systems Inc (RTSI), based in Scottsdale Arizona, is the largest provider of digital red light photo enforcement services in the USA, and operates within the large and diverse USA market via a Build Own Operate and Maintain (BOOM) business model.

The number of USA cities under contract since 30 June 2006 increased from 87 cities to 146 as at 30 June 2007, spread across 19 states, including 4 new States. Installed photo enforcement systems increased from 667 to 877 at year end, including 235 systems constructed, less 25 systems decommissioned due to legislative restrictions and city requirements). 103 systems were installed in the first half of the financial year and 132 in the second half of the financial year.

Recurring revenue increased 34% to US$41.9 million (AU$53.1 million equivalent) from US$31.3 million (AU$40.1 million equivalent) in 2006, arising predominantly from a 32% increase in the installed camera base.

Legislative Environment

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them.

As a result of these and other issues we currently have approximately 8% of our installed base of cameras not generating revenue, however we expect that percentage to reduce over the year ahead. To put this in context, these cameras represent less than 3 months of construction at our current rollout rate. The underperforming capital this represents is of serious concern to the company and why we continue to be actively involved in seeking legislative and/or legal remedies.

As more cities become comfortable implementing photo enforcement programs, the more problematic situations, such as that experienced in Minneapolis, get raised. Accordingly there has been a need for ongoing investment into legal and legislative activities during the financial year. Furthermore, as the competitive landscape becomes more aggressive, the use of lobbyists to assist in the sales effort and to provide input into legislative outcomes that could affect the photo enforcement business becomes a normal and recurring business expense. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation that will continue in an effort to head off program shut downs.

The significant resources that Redflex Traffic Systems Inc has invested in the development of new camera system technologies during the year related to both road based and non intrusive detection for speed, red light applications, and high resolution digital camera systems that lead the market in system performance.

Redflex Traffic Systems Pty Ltd Traffic business - (Non-USA - Australia, Europe, Asia and South Africa)

In Australia, Redflex is the market leader for photo enforcement products and the revenue generated from sales of camera systems to third party customers increased 16% to $13.5 million from $11.6 million in the prior year. The company manufactured over 350 camera heads for use in the RTSI USA BOOM business.

Highlights for the year included:

- Record revenue and profitability
- Sales to all states in Australia
- The signing of a major new contract with Qatar (announced July 2007)
- Activation of the Hume Highway Point-to-Point speed system for live operations.
- Continued technology and product development.
- Railway Crossing Enforcement implemented in Victoria, Western Australia and the USA.

Our development program continues to target development of products to maintain and extend our competitive position. The number of systems and software supported under maintenance contracts in Australia has grown significantly and now represents approximately 25% of our Australian revenue base.

DIVESTMENT OF REDFLEX COMMUNICATIONS SYSTEMS

The Communications business was divested to LongReach Group in December 2006. An initial payment of $4 million was received at the time of completion of the divestment and a further payment of approximately $1.2 million will be received in September 2007. This final payment is determined by the application of a formula which takes into account the performance of the division for the past three years. The below budget performance over the 2007 financial year led to a lower price than may have been expected had the operation met its budget for the year.

The division appears in the 2006/2007 financial year accounts as a discontinued operation. Following the divestment, the division will have no further impact on the accounts of the Redflex Group.

OPERATING RESULTS FOR THE YEAR

Net profit from continuing operations including losses on disposal of property, plant and equipment is $7.5 million (2006: 4.10 million) representing an 82.9% increase from last year (see the table presented below).

The company showed revenue from continuing operations of $70.0 million which was 29% up on the previous financial year (2006: $54.14 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business. The consolidated operating profit of the consolidated entity for the year ended 30 June 2007 after income tax was $3,239,000 (2006: $8,277,000).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2007 after income tax was $512,000 (2006: $131,000).

Pro forma results of continuing operations, excluding the effect of the non-recurring impairment charge and write-offs attributable to decommissioned camera systems within the USA are reconciled as follows:

Net Profit after tax	2007 $'000	2006 $'000	% change
Net profit from total operations before asset write-down's and impairment loss	4,223	8,827	
Net (profit) loss from discontinued operation	4,262	(4,183)	
Less Impairment loss	(984)	(550)	
Net profit from continuing activities	**7,501**	**4,094**	**67.7%**

Summarised operating results are as follows:

Business Segments	2007 $'000	2006 $'000
Redflex Traffic Systems Inc	56,223	41,956
Redflex Traffic Systems Pty Ltd	13,461	11,627
Redflex Holdings Limited	0	0
Discontinued Operation	3,498	17,502
Finance Revenue	329	557
Consolidated entity revenue for the year	**73,511**	**71,642**

Geographical Segments - revenue	2007 $'000	2006 $'000
United States	56,223	56,923
Australia	17,288	10,159
Unallocated	0	4,560
	73,511	71,642
Less Discontinued operation	(3,498)	(17,502)
Consolidated entity revenue from continuing operations	**70,013**	**54,140**

Segment revenue from continuing operations consists of:

Revenue	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Revenue from continuing activities:					
USA Traffic business	25,301	30,922	56,223	41,956	34%
Australian traffic business	6,651	6,810	13,461	11,627	16%
Head Office interest income	286	43	329	557	
	32,238	**37,775**	**70,013**	**54,140**	**29%**

The earnings before interest, tax, depreciation and amortisation (EBITDA) consist of:

EBITDA	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
EBITDA from Traffic business	13,826	14,968	28,794	20,547	40%
Head Office costs	(1,580)	(1,486)	(3,066)	(3,022)	
Impairment charge	0	0	0	(550)	
EBITDA from continuing operations	**12,246**	**13,482**	**25,728**	**16,975**	**52%**

The net profit from continuing operations consists of:

PreTax Profit	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Net profit from Traffic business	6,685	7,238	13,923	9,131	52%
Head Office costs	(1,594)	(1,272)	(2,866)	(3,052)	
Impairment charge	0	0	0	(550)	
Net profit from continuing operations	**5,091**	**5,966**	**11,057**	**5,529**	100%

The net profit after tax reconciles to the net profit after tax from continuing operations as follows:

After tax profit	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Net profit from continuing activities	3,337	4,164	7,501	4,094	83%
Net profit from Communications business	(2,201)	(2,061)	(4,262)	4,183	
Net profit from total operations	**1,136**	**2,103**	**3,239**	**8,277**	

SHAREHOLDER RETURNS

The Group is pleased to report that the operating results show substantial improvement over the prior year. The significant improvement in most financial measures for the current year shows the following:

	2007	2006	2005
Basic earning per share – continuing operations(cents)	8.44	4.71	8.20
Net Tangible Asset backing per share (cents)	66.2	75.6	59.3
Return on assets (%) – continuing operations	6.9	3.6	8.2
Return on equity (%) – continuing operations	11.3	12.0	11.8
Interest bearing debt/equity ratio (%) – continuing operations	32.7	31.1	21.8
Available franking credits ($'000)	5,004	2,358	253

LIQUIDITY AND CAPITAL RESOURCES

The consolidated cash flow statement illustrates that there was a small decrease in cash and cash equivalents in the year ended 30 June 2007 of $550,000 (2006: increase of $3.8 million). The increment in cash-flow compared to prior year is caused by a number of factors.

Operating activities generated $25.6 million of net cash in-flows. The increase in comparison to 30 June 2006 related to the profitable operating result for both the USA and Australian Traffic businesses.

This net increase in the cash flow from operating activities is offset by a net increase in the cash used for investing activities of $29.6 million, which was mainly attributable to the successful installation of 235 camera systems under the Build Own Operate and Maintain business in the USA Traffic division.

There was also an increase in cash flow from financing activities during the year arising from moderate increased borrowings from our USA based bankers.

ASSET AND CAPITAL STRUCTURE

	Continuing operations	
	2007	2006
	$'000	$'000
Interest bearing borrowings	(21,725)	(22,070)
Cash and short term deposits	10,179	11,564
Net debt	**(11,546)**	**(10,506)**
Total equity	66,355	70,927
Total capital employed	**54,809**	**60,421**
Gearing (%)	17.4%	14.8%

The level of gearing within the Group is within acceptable, albeit low, limits considered acceptable by the board.

SHARE ISSUES DURING THE YEAR

Shares issued during the year arose from the conversion of options and share based payments and also pertained to executive remuneration. Details are shown within the Remuneration Report.

ISSUE OF OPTIONS

The company did not issue any options during the year ended 30 June 2007 (2006: Nil). As at the date of this report there were 1,489,000 unissued shares under options. Refer to Note 30 for further details.

ISSUE OF PERFORMANCE RIGHTS

Obligations for future share based payments arise in relation to Performance Rights granted during the year as entitlements relating to executive remuneration. Details are shown within the Remuneration Report.

PROFILE OF DEBTS

The level of Group borrowings has increased over the last year. The only major funding facility within the Group exists within the USA Traffic division. The facility is a US$25 million (AU$29.5 million) revolving line of credit established to permit the installation of capital intensive camera systems into the USA. The facility is required to fund that part of the capital expenditure that cannot yet be covered by the cash generated from operating activities within that business unit. The facility does not have to be repaid until 20 August 2008. It is expected that the term of this facility will be extended prior to that time.

CAPITAL EXPENDITURE

Under the terms of most contracts in the USA Traffic division the company is required to fund all the equipment and installation costs for camera systems installed in the USA. With 235 new camera systems installed during the year, capital expenditure of $30.7 million was incurred. This is 35% higher than that incurred in the prior year when 204 new camera systems were installed.

The USA Traffic division owns the capital assets located at intersections and derives recurring revenue streams by way of a fixed or variable monthly rental based on red light and speed ticket infringements issued or paid, or a monthly fixed fee.

TREASURY POLICY

The Group's treasury function, coordinated by Redflex Holdings Limited, is responsible for managing currency risks and finance facilities. It operates within policies set by the board which is responsible for ensuring management's actions are in line with Group policy.

Transaction hedging is undertaken through the use of foreign exchange contracts and hedges are used where significant exposures exist. Translation effects are not hedged

The interest rate exposures remain unhedged in line with Group policy.

RISK MANAGEMENT

The Group takes a proactive approach to risk management. The board through the Audit and Risk Management Committee is responsible for ensuring that risks, and also opportunities, are identified on a timely basis anc that objectives and activities are aligned.

The board regularly monitors the operational and financial performance of the company and the consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

The board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the board including implementation of board approved operating plans anc budgets and board monitoring of progress against these budgets, including the establishment and monitoring of Key Performance Indicators (KPIs) of both a financial and non-financial nature.

STATEMENT OF COMPLIANCE

This report is based on the guidelines in The Group of 100 Incorporated publication *Guide to the Review of Operations and Financial Condition.*

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Total equity decreased from $70.9 million to $66.3 million, a decrease of $4.6 million. The movement was largely due to the result of increased profits offset by a significant increase in the foreign currency translation reserve arising from an unfavourable movement in the exchange rates between the 30 June 2006 (AUD/USD 0.731) and 30 June 2007 (AUD/USD .849) balance dates.

The board divested Redflex Communications Systems Pty Ltd on 30 November 2006.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There were no after balance date events of significance not otherwise dealt with in this report.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Significant growth in the next financial year is expected within the Traffic division. The company has set internal installation rates for cameras in the USA which can be met largely from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

SHARE OPTIONS

UNISSUED SHARES

As at the date of this report, there were 1,489,000 unissued ordinary shares under options (2006: 2,135,000) and 1,545,659 Performance Rights (2006: nil).

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company.

SHARES ISSUED AS A RESULT OFTHE EXERCISE OF OPTIONS

During the financial year, employees and executives have exercised options to acquire 445,000 fully paid ordinary shares in Redflex Holdings Limited at a weighted average exercise price of $0.636 per share.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The company has agreed to indemnify the current directors of the company: Christopher Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie, Karen Finley and Roger Sawley, and the Company Secretary and all executive officers of any related body corporate, against any liability that may arise from their positions within the company.

Redflex Holdings Limited, being the ultimate parent entity, paid premiums in respect of directors' and officers' liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the company and prohibits disclosure of the amount of the premium paid.

The company has not, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the company, or any related entity, against a liability that may arise in their capacity as an auditor.

REMUNERATION REPORT

This report outlines the remuneration arrangements for directors and executives of Redflex Holdings Limited and its subsidiary companies in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus25.4 to Aus 25.7.2 of AASB 124 *Related Party Disclosures*, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04 and have been audited. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the Group receiving the highest remuneration.

For the purposes of this report, the term 'executive' encompasses the Chief Executive, Senior Executives, general managers and secretaries of the parent and the Group.

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for determining and reviewing remuneration arrangements for the directors and executives and assessing the appropriateness of the nature and amount of remuneration of executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality, high performing Board and executive team.

The Remuneration Committee retains international consulting firm Mercers for advice on strategy and processes, to ensure best practice and to benchmark remuneration arrangements against the industry and markets in which Redflex operates.

The Chief Executive Officer's remuneration is determined by the board.

REMUNERATION PHILOSOPHY

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and key management personnel.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives;
- Link executive rewards to shareholder value;
- Have a significant portion of executive remuneration 'at risk" dependent upon meeting pre-determined performance benchmarks; and
- Establish appropriately demanding performance hurdles in relation to variable executive remuneration.

REMUNERATION STRUCTURE

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

NON-EXECUTIVE DIRECTOR (NED) REMUNERATION

Objective

The objective of the remuneration strategy for non-executive directors is to attract and retain directors of the highest calibre by paying a fee that recognises and rewards their significant contributions of time and skills. The board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Non-executive directors are encouraged to hold shares in the company as it is considered good practice for directors to have a stake in the company on whose board they sit.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. The latest determination was at the Annual General Meeting held on 25 November 2005 when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director and an additional allocation may be made to recognise the additional time commitment made by directors who serve on one or more sub committees.

The non-executive directors do not participate in any incentive programs.

EXECUTIVE REMUNERATION

Objective

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities so as to:

- Reward individual and business unit performance against appropriate benchmarks;
- Align the interests of executives with those of the shareholders;
- Link rewards with the strategic goals and performance of the company; and
- Ensure total remuneration is competitive by market standards.

Structure

In determining the level and mix for executive remuneration, the Remuneration Committee engages an external consultant as needed to provide independent advice.

The elements of executive remuneration are:

- Fixed Remuneration (Base salary and retirement benefits) (FR)
- Variable remuneration - Short Term Incentive (STI)
- Variable remuneration - Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential STIs and LTIs) is established for each senior manager by the Remuneration Committee.

In the year ended 30 June 2007, the basis for executive remuneration was a combination of Fixed Remuneration, STIs in the form of a cash bonus, and LTIs in the form of the vesting of options issued in the year ended 30 June 2004 and shares issued to the Chief Executive Officer.

Fixed Remuneration

Objective

Fixed Remuneration is reviewed annually by the Remuneration Committee. The process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Fixed Remuneration is used to communicate the value of base remuneration packages. Fixed Remuneration may encompass a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices, in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

Fixed Remuneration for the CEO of RHL, the CEO of RTSI, and the executives of RHL including the Company Secretary, is reviewed by the board each year. Fixed Remuneration for direct reports to the two CEOs is reviewed each year by the CEOs who report to the board with recommendations for the next year.

Variable Remuneration - Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

The STI structure has been selected to align the executive reward with that of the success of the entity. The company has predetermined benchmarks which must be met in order to trigger payments under the STI scheme. For the next financial year, actual STI payments granted to each senior manager will depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of key performance indicators (KPIs) covering both financial and non-financial measures of performance. The non financial measures are evaluated against individually set performance objectives. Typically included are measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution.

On an annual basis, after consideration of performance against KPIs, an overall performance rating for the company and each individual business unit is approved by the Remuneration Committee. Targets are set by a cascade process from the board through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the STI pool that is allocated to each executive. The process usually occurs within three months after the reporting date.

STI practices are intended to be competitive against local market comparators in terms of quantum, and motivational in design. The aggregate of annual STI payments available for executives across the Group is subject to the approval of the Remuneration Committee. Payments made are delivered as a cash bonus in the following reporting period.

Variable Remuneration - Long Term Incentive (LTI)

Objective

The objective of the LTI Plan is to reward executives and senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth. As such, LTI grants are made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the relevant long term performance hurdle.

Structure

LTI grants are delivered in the form of Performance Rights in accord with the LTI Plan Rules.

Performance hurdle

The details of vesting conditions are set out in Note 30(a).

COMPANY PERFORMANCE

The graph below shows the performance of the company (as measured by the market price of the company's shares at year end) and the comparison with the S&P ASX 300 Index over a five year period.

Both the share price and the index have been normalised to a value of 100 at 30 June 2003 so that percentage comparisons can be made.



Relative Performance - 5 Year
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
RDF
ASX300

EMPLOYMENT CONTRACTS

Chief Executive Officer

The Redflex Holdings Limited CEO, Graham Davie, is employed under a current employment contract dated 14 December 2001. The contract does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr Davie at any time. Under the terms of the contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. The company may terminate his employment agreement by giving 1 month's written notice or paying one month's pay in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Davie is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over-achievement of those targets.
- LTI entitlements for Mr Davie are shown below.

Chief Executive Officer, RTSI

The Redflex Traffic Systems Inc President and CEO, Karen Finley, is employed under contract. The current employment contract commenced on 24 February 2006 and is for an indefinite term.

Under the terms of the contract:

- Either Ms Finley or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Ms Finley. If the company terminates Ms Finley's contract without cause, the company will be required to pay 3 month's base salary. On resignation any non-vested Performance Rights will be forfeited by Ms Finley.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Ms Finley is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any non-vested Performance Rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over achievement of those targets.
- LTI entitlements for Ms Finley are shown below.

Other Executives

All executives have rolling contracts with varying terms and conditions but with all providing for written notice periods or providing payment in lieu of the notice period (based on the fixed component of the executive's remuneration). On termination by the company, any LTIs that have not yet vested will be forfeited. The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is entitled only to that portion of remuneration that is fixed, and only up to the date of termination.

REMUNERATION OF KEY MANAGEMENT PERSONNEL

Remuneration for the year ended 30 June 2007 (audited)

	Short Term			Post Employment	Share Based Payments	Total	% Performance related
	Salary & Fees	Other	Bonus	Superannuation	Performance Rights		
Non-executive directors							
Christopher Cooper	85,046	0	0	7,654	0	92,700	0
Robin Debernardi	51,973	0	0	4,678	0	56,651	0
Peter Lewinsky	51,973	0	0	4,678	0	56,651	0
Roger Sawley	22,471	0	0	0	0	22,471	0
Bruce Higgins	15,291	0	0	1,376	0	16,667	0
Sub-total non-executive directors	**226,754**	**0**	**0**	**18,386**	**0**	**245,140**	
Executive directors							
Graham Davie	236,238	0	46,875	21,261	111,459	415,833	38%
Karen Finley	308,524	5,690	45,801	0	133,851	493,866	36%
Sub-total executive directors	**544,762**	**5,690**	**92,676**	**21,261**	**245,310**	**909,699**	
Other key management personnel (KMP)							
Aaron Rosenberg Vice President Sales and Marketing RTSI	269,084	6,724	63,613	0	120,218	459,639	40%
Ricardo Fiusco General Manager, RTS PL	174,939	0	37,026	15,745	55,025	282,735	33%
Ronald Johnson CFO	170,092	0	33,750	15,308	53,500	272,650	32%
Marilyn Stephens Company Secretary	103,945	0	10,000	9,355	32,694	155,994	27%
Sub-total executive KMP	**718,060**	**6,724**	**144,389**	**40,408**	**261,437**	**1,171,018**	
Total	1,489,576	12,414	237,065	80,055	506,747	2,325,857	32%

Ms Finley and Mr Sawley were appointed to the Board on 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

Remuneration for the year ended 30 June 2006 (audited)

	Short Term			Post Employment	Share based payments		Total	Performance related
	Salary & Fees	Other	Bonus	Superannuation	Shares	Options		
Non-executive directors	**$**	**$**	**$**	**$**	**$**	**$**	**$**	**%**
Christopher Cooper	82,569	0	0	7,431	0	0	90,000	0
Robin Debernardi	39,755	0	0	3,578	0	0	43,333	0
Peter Lewinsky	50,459	0	0	4,541	0	0	55,000	0
Roger Sawley	0	0	0	0	0	0	0	0
Sub-total non-executive directors	**172,783**	**0**	**0**	**15,550**	**0**	**0**	**188,333**	
Executive directors								
Graham Davie	223,624	0	42,188	20,126	69,000	0	354,938	31%
Karen Finley	256,864	40,118	16,954	0	0	9,451	323,387	12%
Bruce Higgins	171,615	41,902	29,420	200,588	0	14,519	458,044	10%
Sub-total executive directors	**652,103**	**82,020**	**88,562**	**220,714**	**69,000**	**23,970**	**1,136,369**	
Other key management personnel (KMP)								
Ronald Johnson	162,018	0	31,200	14,582	0	9,451	217,251	19%
Ricardo Fiusco	167,727	0	17,590	15,095	0	9,451	209,863	13%
Aaron Rosenberg	250,735	22,065	24,641	0	0	9,451	306,892	7%
Marilyn Stephens	97,002	0	0	8,730	0	4,900	110,632	4%
Sub-total executive KMP	**677,482**	**22,065**	**73,431**	**38,407**	**0**	**33,253**	**844,638**	
Total	**1,502,368**	**104,085**	**161,993**	**274,671**	**69,000**	**57,223**	**2,169,340**	**13%**

Ms Finley and Mr Sawley were appointed on 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

Compensation Long Term Incentives granted during the year (consolidated)

30 June 2007	Number of Performance Rights granted	Grant Date	Fair Value at grant date ($)	Performance Period
Executive Directors				
Graham Davie	74,581	1 July 2006	2.0112	15 months
	74,581	1 July 2006	2.0915	27 months
	74,588	1 October 2006	2.0915	3 years
Karen Finley	88,297	1 July 2006	2.0112	15 months
	88,297	1 July 2006	2.0915	27 months
	95,881	1 October 2006	2.0915	3 years
Executives				
Aaron Rosenberg	80,270	1 July 2006	2.0112	15 months
	80,270	1 July 2006	2.0915	27 months
	81,307	1 October 2006	2.0915	3 years
Ricardo Fiusco	36,819	1 July 2006	2.0112	15 months
	36,819	1 July 2006	2.0915	27 months
	36,822	1 October 2006	2.0915	3 years
Ron Johnson	35,799	1 July 2006	2.0112	15 months
	35,799	1 July 2006	2.0915	27 months
	35,802	1 October 2006	2.0915	3 years
Marilyn Stephens	21,877	1 July 2006	2.0112	15 months
	21,877	1 July 2006	2.0915	27 months
	21,879	1 October 2006	2.0915	3 years
Total	1,021,564			

Compensation Long Term Incentives granted and vested as part of remuneration

30 June 2007	Value of LTIs granted during the year	Value of LTIs vested during the year	% Remuneration consisting of LTIs for the year
Directors			
Graham Davie	223,750	0	38%
Christopher Cooper	0	0	0
Robin Debernardi	0	0	0
Peter Lewinsky	0	0	0
Karen Finley	272,475	0	36%
Roger Sawley	0	0	0
Executives			
Ronald Johnson	107,400	0	32%
Ricardo Fiusco	110,460	0	33%
Aaron Rosenberg	241,847	0	40%
Marilyn Stephens	65,633	0	27%

No compensation Performance Rights vested during the year.

30 June 2006	Value of LTIs vested during the year (Executive Share Plan)	Value of LTIs vested during the year (RDFAS)	% Remuneration consisting of LTIs for the year
Directors			
Graham Davie	69,000	0	19%
Karen Finley	0	9,451	3%
Executives			
Ronald Johnson	0	9,451	19%
Ricardo Fiusco	0	9,451	13%
Aaron Rosenberg	0	9,451	7%
Marilyn Stephens	0	4,900	4%

LTIs in the form of options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan at that time:

(a) The RDFAS options are at a nominal exercise price of $0.58, increasing at the rate of 3% per annum (compounding) until the time of exercise. One third of the options vested on 1 February 2004, 2005 and 2006 respectively;

(b) Options that have not vested cannot be exercised after termination of employment;

(c) Options can not be exercised until after the vesting date and expire after 5 years.

The company uses the fair value measurement provisions of AASB 124 "Related Party Disclosures" and AASB2 "Share-based payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive compensation on a straight-line basis over the vesting period.

From 1 July 2003, options granted as part of director and executive compensation have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

	Number of Shares issued	Issue Date	Fair Value at grant date ($)
30 June 2007			
Directors			
Graham Davie	68,249	1 January 2007	36,000
30 June 2006			
Directors			
Graham Davie	130,929	1 January 2006	69,000

* At the Annual General Meetings in 2001 and 2005, shareholders approved Graham Davie, the Chief Executive Officer's, participation in the Redflex Executive Share Plan that commenced on 1 January 2002. Under the Plan Mr Davie was entitled to be issued with Redflex shares to the value of 40% of his total fixed remuneration, with the number of shares in an annual offer determined according to the compound growth in the price of shares over the three-year test periods ending 31 December 2004, 2005 and 2006. All of the shares are granted if the compound growth in the share price exceeds the target level of performance by at least 25%. In the year ended 30 June 2006, 130,929 shares (2005: 77,615 shares) were issued to Mr Davie in accordance with the plan. A further 68,249 shares were issued to Mr Davie in January 2007. No further issues will be made under the Redflex Executive Share Plan as it was terminated when the Redflex LTI Plan was introduced under which Mr Davie is entitled to be issued with Performance Rights to the value of 60% of his total fixed remuneration.

DIRECTORS' MEETINGS

Directors' meetings held and attended during the year ended 30 June 2007, and up to the date of this report were:

	Directors'	Audit	Remuneration
Number of meetings held	13	3	2
	Meetings attended	**Meetings Attended**	**Meetings Attended**
Graham Davie	13	3	2
Robin Debernardi	13	3	2
Christopher Cooper	13	3	2
Peter Lewinsky	13	3	2
Karen Finley	13	2	
Roger Sawley	8	2	
Bruce Higgins	5	1	

Ms Finley and Mr Sawley were appointed 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

COMMITTEE MEMBERSHIP

At the date of this report the company has an Audit and Risk Management Committee, a Remuneration Committee, and a Nomination Committee which comprises the full board. Committee members during the year were:

Audit	Remuneration	Nomination
Peter Lewinsky (Chairman)	Robin Debernardi (Chairman)	Full board
Christopher Cooper	Christopher Cooper	
Robin Debernardi	Graham Davie	
	Peter Lewinsky	

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/100.

AUDITOR'S INDEPENDENCE

The directors received the following declaration from the auditor of Redflex Holdings Limited. This auditor's declaration forms part of the Directors' Report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

David Petersen
Partner
28 September 2007

NON AUDIT SERVICES

The following non-audit services were provided by the company's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst and Young received or are due to receive the following amounts for the provision of non-audit services:

	$
Assurance related services	11,000
Taxation compliance services	387,000
	398,000

Signed in accordance with a resolution of the directors.

Graham Davie

Director

Melbourne, 28 September 2007

CORPORATE GOVERNANCE STATEMENT

The board of directors of Redflex Holdings Limited is responsible for the corporate governance of the Group. The board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

Redflex Holdings Limited's corporate governance statement is structured with reference to Corporate Governance Council's principles and recommendations, which are as follows:

1. Lay solid foundations for management and oversight.
2. Structure the board to add value.
3. Promote ethical and responsible decision-making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

Redflex Holdings Limited's corporate governance practices were in place throughout the year ended 30 June 2007 and were fully compliant with the Council's best practice recommendations. For further information on corporate governance policies adopted by Redflex Holdings Limited, refer to our company's website at www.redflex.com.au.

STRUCTURE OF THE BOARD

The composition of the board is determined in accordance with the following principles and guidelines:

- the board shall comprise at least three directors and should always maintain a majority of non-executive directors;
- the chairman should be a non-executive director;
- the board shall comprise directors with an appropriate range of qualifications and experience; and

The board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The skills, experience and expertise of each director relevant to the position of director is included in the Directors' Report. Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it.

In accordance with the definition above, and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position
Christopher Cooper	Chairman, Non executive director
Robin Debernardi	Non executive director
Peter Lewinsky	Non executive director
Roger Sawley	Non executive director

There are procedures in place, agreed by the board, to enable directors to seek independent professional advice at the company's expense.

The term of office held by each director in office at the date of this report is as follows:

Name	Term in Office	Name	Term in Office
Christopher Cooper	5 years	Graham Davie	12 years
Robin Debernardi	5 years	Karen Finley	7 months
Peter Lewinsky	4 years	Roger Sawley	7 months

For additional details regarding board appointments, please refer to the company's website.

Board Responsibilities

As the board acts on behalf of and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the board to the Chief Executive Officer and the executive team. The board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive team.

The board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The board approves strategic plans, operating plans and budgets. The board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

PERFORMANCE

The performance of the Board and key executives is reviewed regularly against both measurable and qualitative indicators. The performance of all directors is reviewed annually by the Chairman. If the performance of a director was considered unsatisfactory he would be asked to retire. The performance criteria against which directors and executives are assessed are aligned with the financial and non-financial objectives of the Group.

During the reporting period, the Chairman conducted performance evaluations that involved an assessment of each director's performance. Each key executive's performance was assessed against specific and measurable qualitative and quantitative performance criteria.

NOMINATION COMMITTEE

The Nomination Committee operates under a board-established charter to ensure that the board continues to operate within the established guidelines. The Nomination Committee currently comprises the full board and any business of the Committee is considered at regular board meetings.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee, operates under a charter established by the board. It is the board's responsibility to ensure a framework for effective internal controls to deal with the effectiveness and efficiency of significant business processes, including the safeguarding of assets, maintenance of proper accounting records to ensure the reliability of financial information, as well as non financial considerations such as the benchmarking of operational key performance indicators. The board has delegated the responsibility for the framework for internal controls and ethical standards for the management of the consolidated entity to the Audit and Risk Management Committee.

The board receives certification of the financial statements from key executives including the Chief Executive Officer and the Chief Financial Officer. The Audit and Risk Management Committee provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports, and is responsible for directing and monitoring the internal audit function, for nominating the external auditor, and for reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

The members of the Audit and Risk Management Committee during the year were:

Peter Lewinsky (committee chairman)

Christopher Cooper

Robin Debernardi

All members of the Audit and risk Management Committee are non-executive directors.

For details of the experience and expertise of members of the Audit and Risk Management Committee, refer to the Directors' Report.

The external auditor is invited to attend all Audit and Risk Management Committee meetings.

REMUNERATION COMMITTEE

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' compensation to the company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives;
- attraction of quality management to the company; and
- performance initiatives which allow executives to share the rewards of the success of the company.

There is no scheme to provide retirement benefits, other than statutory superannuation to non executive directors.

The board is responsible for determining and reviewing compensation arrangements for directors, the Chief Executive Officer and the executive team.

The members of the Remuneration Committee consist of three non-executive directors together with the Group CEO.

The members of the Remuneration Committee during the year were:

Robin Debernardi (Committee Chairman)

Christopher Cooper

Graham Davie

Peter Lewinsky

For details of the experience and expertise of members of the Remuneration Committee, refer to the Directors' Report.

	Note	Consolidated Entity 30-Jun-07 $'000	Consolidated Entity 30-Jun-06 $'000	Redflex Holdings Limited 30-Jun-07 $'000	Redflex Holdings Limited 30-Jun-06 $'000
Continuing operations					
Sale of goods and services		16,550	13,463	0	0
Revenue from fee for service contracts		53,134	40,120	0	0
Management fees		0	0	1,537	2,124
Finance revenue		329	557	785	529
Total Revenue	6	**70,013**	**54,140**	**2,322**	**2,653**
Cost of sales		8,937	10,215	0	0
Cost of fee for service contracts		13,015	10,264	0	0
Cost of Goods sold		**21,952**	**20,479**	**0**	**0**
Gross Profit		**48,061**	**33,661**	**2,322**	**2,653**
Marketing related expenses		5,827	4,136	0	0
Administrative related expenses		13,129	10,060	2,947	2,814
Program management costs		2,393	1,941	0	0
Amortisation of intangibles	19	764	569	0	0
Depreciation on fee for service contracts	18	12,118	9,461	0	0
Depreciation - other	18	374	283	24	30
Writedown on plant and equipment	18	984	0	0	0
Impairment on plant and equipment	18	0	550	0	0
		35,589	**27,000**	**2,971**	**2,844**
Profit from continuing operations before tax and financing costs		**12,472**	**6,661**	**(649)**	**(191)**
Interest		1,415	1,132	0	0
Profit from continuing operations before tax		**11,057**	**5,529**	**(649)**	**(191)**
Income tax expense (benefit)	9	3,556	1,435	(137)	(60)
Profit after tax from continuing operations		**7,501**	**4,094**	**(512)**	**(131)**
Discontinued operations					
Profit (loss) after tax from discontinued operation	10	(4,262)	4,183	0	0
Net Profit attributable to members of the parent		**3,239**	**8,277**	**(512)**	**(131)**
Earnings per share for profit from continuing operations attributable to ordinary equity holders of the parent company					
- basic earnings per share	12	8.44 cents	4.71 cents		
- diluted earnings per share	12	8.16 cents	4.60 cents		
Earnings per share for profit attributable to ordinary equity holders of the parent company					
- basic earnings per share	12	3.65 cents	9.52 cents		
- diluted earnings per share	12	3.52 cents	9.30 cents		
Dividend per share attributable to ordinary equity holders of the parent company	11	3.50 cents	Nil		

REDFLEX HOLDINGS LIMITED

BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06
		$'000	$'000	$'000	$'000
ASSETS					
Current Assets					
Cash and cash equivalents	13, 26	10,179	11,564	2,375	5,789
Security deposits		653	1,252	673	636
Trade and other receivables	14	16,967	12,239	328	93
Inventories	15	8,458	11,849	0	0
Prepayments		555	0	0	0
		36,812	36,904	3,376	6,518
Assets classified as held for sale		0	11,120	0	0
Total Current Assets		36,812	48,024	3,376	6,518
Non-Current Assets					
Receivables	16	0	0	10,379	21,728
Investments	17	0	0	47,673	41,321
Property plant and equipment	18	59,032	52,214	21	41
Deferred tax asset	9	5,680	6,897	79	58
Intangible assets and goodwill	19	7,449	5,549	400	400
Total Non-Current Assets		72,161	64,660	58,552	63,548
TOTAL ASSETS		108,973	112,684	61,928	70,066
LIABILITIES					
Current Liabilities					
Trade and other payables	20	11,359	7,921	31	176
Interest bearing borrowings	23	391	280	0	0
Income tax payable		1,961	2,561	1,961	2,561
Provisions	21	965	976	212	177
		14,676	11,738	2,204	2,914
Liabilities directly associated with assets held for sale		0	2,275	0	0
Total Current Liabilities		14,676	14,013	2,204	2,914
Non Current Liabilities					
Interest bearing borrowings	23	21,334	21,790	0	0
Non interest bearing borrowings	20	0	0	0	7,950
Deferred tax liability	9	6,480	5,867	0	0
Provisions	22	128	87	25	18
Total Non Current Liabilities		27,942	27,744	25	7,968
TOTAL LIABILITIES		42,618	41,757	2,229	10,882
NET ASSETS		66,355	70,927	59,699	59,184
EQUITY					
Equity attributable to equity holders of the parent company					
Contributed equity	24	81,243	80,959	81,243	80,959
Reserves	25	(6,659)	1,436	3,355	2,612
Accumulated losses	25	(8,229)	(11,468)	(24,899)	(24,387)
TOTAL EQUITY		66,355	70,927	59,699	59,184

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-07 $'000	30-Jun-06 $'000	30-Jun-07 $'000	30-Jun-06 $'000
Cash Flows from Operating Activities					
Receipts from customers		65,892	67,478	1,572	0
Payments to suppliers and employees		(36,981)	(46.538)	(780)	(2,740)
Interest received		329	698	785	529
Interest paid		(1,415)	(1,132)	0	0
Income tax paid		(2,275)	(60)	(2,275)	(60)
Net Cash Flows from (used in) operating activities	26	**25,550**	**20,446**	**(698)**	**(2,271)**
Cash Flows from (used in) Investing Activities					
Purchase of property, plant and equipment		(30,721)	(22,723)	(4)	(10)
Capitalised development costs		(2,849)	(5,280)	0	0
Receipt of Government grants		0	1,204	0	0
Proceeds of advances-non related party		0	171	0	0
Investment in & loans to subsidiaries		0	0	(2,996)	1,385
Proceeds from security deposits		599	0	0	0
Proceeds from sale of discontinued operations	10	3,393	0	0	0
Net Cash Flows from (used in) investing activities		**(29,578)**	**(26,628)**	**(3,000)**	**1,375**
Cash Flows from Financing Activities					
Bank borrowings		3,394	7,998	0	0
Lease liability incurred (repaid)		(200)	374	0	0
Proceeds from issue of ordinary shares		284	1,641	284	1,641
Net Cash Flows from Financing Activities		**3,478**	**10,013**	**284**	**1,641**
Net Increase in Cash Held		**(550)**	**3,831**	**(3,414)**	**745**
Effect of exchange rate changes on cash		(835)	42	0	0
Cash at beginning of financial year		11,564	8,344	5,789	5,044
Cash and Cash Equivalents at end of period	26	**10,179**	**12,217**	**2,375**	**5,789**
Cash included in assets held for sale		0	(653)	0	0
Cash and Cash Equivalents at end of period	26	**10,179**	**11,564**	**2,375**	**5,789**

STATEMENT OF CHANGES IN EQUITY

	Note	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
		$'000	$'000	$'000	$'000	$'000
CONSOLIDATED ENTITY						
At 30 June 2005		**79,318**	**(3,153)**	**2,394**	**(19,745)**	**58,814**
Profit for the period	5,8	0	0	0	8,277	8,277
Exercise of employee options	24	1,641	0	0	0	1,641
Currency translation differences	25	0	1,977	0	0	1,977
Share based payment	25	0	0	218	0	218
At 30 June 2006		**80,959**	**(1,176)**	**2,612**	**(11,468)**	**70,927**
Profit for the period	5	0	0	0	3,239	3,239
Exercise of employee options	24	284	0	0	0	284
Currency translation differences	25	0	(8,838)	0	0	(8,838)
Share based payments	25	0	0	743	0	743
At 30 June 2007		**81,243**	**(10,014)**	**3,355**	**(8,229)**	**66,355**
PARENT COMPANY						
At 30 June 2005		**79,318**	**0**	**2,394**	**(24,256)**	**57,456**
Profit for the period	5	0	0	0	(131)	(131)
Exercise of employee options	24	1,641	0	0	0	1,641
Share based payment	25	0	0	218	0	218
At 30 June 2006		**80,959**	**0**	**2,612**	**(24,387)**	**59,184**
Profit for the period	5	0	0	0	(512)	(512)
Exercise of employee options	24	284	0	0	0	284
Share based payment	25	0	0	743	0	743
At 30 June 2007		**81,243**	**0**	**3,355**	**(24,899)**	**59,699**

NOTE 1 CORPORATE INFORMATION

The financial report of Redflex Holdings Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of directors on 28 September 2007.

Redflex Holdings Limited, a company incorporated in Australia, is limited by shares that are publicly traded on the Australian Stock Exchange and is domiciled in Australia.

The nature of the operations and principal activities of the Group are described in Note 5.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Table of contents

(a) Basis of preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(b) Statement of compliance

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007.

These are outlined in the table following.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 Financial Instruments: Disclosures.	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 AASB 2 – Group and Treasury Share Transactions.	1 March 2007	This is consistent with the Group's existing accounting policies for share-based payments, so the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements.	1 January 2008	The Group currently has no service concession arrangements or public-private-partnerships (PPP), so the amendments are not expected to have any impact on the Group's financial report.	1 July 2008
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard Redflex have not yet determined any impact of this standard on the financial statement disclosures.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to reduce the extent of some disclosures in the Group's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Not-for-Profit Entities [AASB 102]	This Standard makes amendments to AASB 102 Inventories.	1 July 2007	This amendment only relates to Not-for-Profit Entities and as such is not expected to have any impact on the Group's financial report.	1July 2007

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 Borrowing Costs.	1 January 2009	Amendments to AASB 123. Redflex have not yet determined any impact of this standard on the financial statement disclosures.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepancies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and AASB 132 Financial Instruments: Disclosure and Presentation.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007
AASB 8	Operating Segments	New standard replacing AASB 114 Segment Reporting, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009
AASB 123 (amended)	Borrowing Costs	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009
AASB Interpretation 10	Interim Financial Reporting and Impairment	Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement.	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139, which are to take precedence over the more general statement in AASB 134, are not expected to have any impact on the Group's financial report.	1 July 2007
AASB Interpretation 11	AASB 2 – Group and Treasury Share Transactions	Addresses whether certain types of share-based payment transactions with employees (or other suppliers of good and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 Share-based Payment. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
IFRIC Interpretation 13	Customer Loyalty Programmes	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Group does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Group's financial report.	1 July 2008
IFRIC Interpretation 14	IAS 19 - The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Group does not have a defined benefit pension plan.	1 July 2008

*designates the beginning of the applicable annual reporting period

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries (the Group) as at 30 June each year.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Investments in subsidiaries are carried at the lower of cost and recoverable amount in the Parent Company financial statements.

(d) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AU$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc and Redflex Traffic Systems (California) Inc is United States dollars (US$).

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents, as defined above.

(g) Trade and other receivables

Trade receivables are recorded inclusive of GST and generally have 30-90 day terms. They are recognised initially at fair value and subsequently measured at amortised costs using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt.

(h) Inventories

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials - Purchase cost on a first-in-first-out basis.
- Work-in-progress - Cost of direct material and labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Costs are assigned on the basis of weighted average costs.
- Infrastructure components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(i) Non-current assets and disposal groups held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and the sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

(j) Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalization. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated over the estimated useful life of the asset as follows:

- Furniture, Fittings and Other — 13-18% pa reducing balance
- Computer Equipment — Straight line over a period of three years
- Plant and Equipment — Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economical benefits are expected from its use or disposal.

Any gain or loss arising on derocognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

(k) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit and loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(l) Impairment of non-financial assets other than goodwill

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(m) Goodwill and intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognized.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

(n) Trade and other payables

Trade and other payables are recorded inclusive of GST and are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred.

(p) Provisions and employee leave benefits

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(q) Share Based payment transactions

Equity settled transaction

The Group provides benefits to employees, including key management personnel, in the form of share-based payment transactions whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently two plans in place to provide these benefits:

- The Employee Option Plan
- The Long Term Incentive Plan for Executives.

The cost of equity-settled transactions incurred with employees under the Employee Option Plan is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

The value of equity settled instruments arising under the LTI Plan are valued using a Monte Carlo simulation model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Equity-settled awards granted by Redflex Holdings Limited to employees of subsidiaries are recognised in the parent's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. These amounts are eliminated on consolidation. As a result, the expense recognised by Redflex Holdings Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Group is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of the cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probably that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred and are recoverable.

Revenue from fee for service contracts

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded when delivery of the system occurs.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin, and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(t) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

Tax consolidation legislation

Redflex Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(u) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share are calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank loans, finance leases and cash and short-term deposits.

The main purpose of these financial instruments is to provide finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, principally forward currency contracts. The purpose is to manage currency risks arising from the Group's operations and its sources of finance. The board reviews and agrees policies for managing each of these risks as summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in notes 2 and 4 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate.

The Group's policy is to manage its interest cost using variable rate debt at LIBOR rates plus margin. The Group's current policy is to remain unhedged on USD denominated interest rates.

Fair value interest rate risk

As the Group holds variable rate debt that matures and is rolled-over on periods of less than twelve months there is a risk that the economic value of a financial instrument will fluctuate because of changes in market interest rates. There is no fixed rate debt other than that relating to equipment leasing commitments. It is acknowledged that this risk is a by-product of the Group's attempt to manage its cash flow interest rate risk.

Foreign currency risk

As a result of significant investment operations in the USA and large purchases of inventory from the USA, the Group's balance sheet can be affected significantly by movements in the US$/AU$ exchange rates. The Group seeks to mitigate the effect of its foreign currency exposure by borrowing in US$.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency. Approximately 80% of the Group's sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 80% of costs are denominated in the unit's functional currency.

The Group requires all of its operating units to consider using forward currency contracts to eliminate the currency exposures on any substantial net transactions for which receipt of, or payment to be made, is anticipated more than one month after the Group has entered into a firm commitment for a sale or purchase. Sales and purchases in currencies other than the functional currency are irregular and evaluated against the revenue streams which they derive on a case by case basis. Any forward currency contracts entered into must be in the same currency as the hedged item.

As at 30 June 2007, the Group had no foreign currency hedge transactions in place.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Divisional Manager.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, the Groups exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised credit worthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, finance leases and hire purchase contracts.

The Group's policy is that the only major funding facility with the Bank of Montreal be extended at least six months prior to its scheduled expiry date of September 2008. At 30 June 2007, 2.0% of the Group's debt will mature in less than one year (2006: 1.3%).

NOTE 4 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In applying the Group's accounting policies management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

(i) Significant accounting judgments

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and tax losses as management considers that it is probable that future taxable profits will be available to utilise those temporary differences.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations which incorporate a number of key estimates and assumptions.

(ii) Significant accounting estimates and assumptions

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Long service leave provision

The liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at balance date. In determining the present value of the liability, attrition rates and pay increases through promotion and inflation have been taken into account.

Maintenance warranty

In determining the level of provision required for maintenance warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the maintenance warranty and how often and the costs of fulfilling the performance of the maintenance warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of the recovery of these receivables is assessed by management.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers' warranties (for plant and equipment), lease terms (for leased equipment) and turnover policies (for motor vehicles). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful life are made when considered necessary.

NOTE 5 SEGMENT INFORMATION

The Group's primary segment reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

Transfer prices between business segments are set on an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

Operating results by business and geographical segments are as follows:

Year ended 30 June 2007	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue						
Revenue from sale of goods and services	0	3,089	13,461	16,550	3,498	20,048
Revenue from fee for service contracts	0	53,134	0	53,134	0	53,134
Finance revenue	329	0	0	329	0	329
Inter-segment revenue	0	0	17,306	17,306	0	17,306
Total segment revenue	**329**	**56,223**	**30,767**	**87,319**	**3,498**	**90,817**
Inter-segment elimination					0	(17,306)
Total Consolidated Revenue					**3,498**	**73,511**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,066)	22,114	6,680	25,728	366	26,094
Depreciation	(24)	(12,118)	(350)	(12,492)	(94)	(12,586)
Amortisation	0	(24)	(740)	(764)	(357)	(1,121)
Segment result	**(3,090)**	**9,972**	**5,590**	**12,472**	**(85)**	**12,387**
Recognized loss on sale of discontinued operation				0	4,177	4,177
Profit before tax and finance charges				**12,472**	**(4,262)**	**8,210**
Finance charges				1,415	0	1,415
Profit before income tax				**11,057**	**(4,262)**	**6,795**
Income tax expense				3,556	0	3,556
Net Profit for the year				**7,501**	**(4,262)**	**3,239**
Assets and Liabilities						
Segment assets	0	89,081	13,622	102,703	0	102,703
Unallocated assets	6,270	0	0	6,270	0	6,270
Total assets	**6,270**	**89,081**	**13,622**	**108,973**	**0**	**108,973**
Segment liabilities	0	39,810	2,599	42,409	0	42,409
Unallocated liabilities	208	0	0	208	0	208
	208	**39,810**	**2,599**	**42,617**	**0**	**42,617**
Other segment Information						
Capital expenditure	4	30,288	429	30,721	0	30,721
Writedown of fixed assets	0	984	0	984	0	984
Capitalised Development Costs	0	763	2,086	2,849	0	2,849

Year ended 30 June 2006	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue						
Revenue from sale of goods and services	557	1,836	11,627	14,020	17,502	31,522
Revenue from fee for service contracts	0	40,120	0	40,120	0	40,120
Inter-segment revenue	0	0	11,509	11,509	0	11,509
Total segment revenue	**557**	**41,956**	**23,136**	**65,649**	**17,502**	**83,151**
Inter-segment elimination					0	(11,509)
Total consolidated Revenue					17,502	71,642
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,022)	15,896	4,100	16,974	6,920	23,894
Depreciation	(30)	(9,461)	(253)	(9,744)	(303)	(10,047)
Amortisation	0	0	(569)	(569)	(786)	(1,355)
Segment result	**(3,052)**	**6,435**	**3,278**	**6,661**	**5,831**	**12,492**
Unallocated expenses				0	0	0
Profit before tax and finance charges				**6,661**	**5,831**	**12,492**
Finance charges				(1,132)	121	(1,011)
Profit before income tax				**5,529**	**5,952**	**11,481**
Income tax expense				(1,435)	(1,769)	(3,204)
Net Profit for the year				**4,094**	**4,183**	**8,277**
Assets and Liabilities						
Segment assets	0	75,338	18,275	93,613	11,120	104,733
Unallocated assets	7,951	0	0	7,951	0	7,951
Total assets	**7,951**	**75,338**	**18,275**	**101,564**	**11,120**	**112,684**
Segment liabilities	0	31,803	4,001	35,804	2,275	38,079
Unallocated liabilities	3,678	0	0	3,678	0	3,678
Total liabilities	**3,678**	**31,803**	**4,001**	**39,482**	**2,275**	**41,757**
Other segment Information						
Capital expenditure	5	22,529	459	22,993	104	23,097
Impairment losses	0	550	0	550	0	550
Capitalised Development Costs (net of grant)	0	1,395	440	1,835	1,312	3,147

GEOGRAPHICAL SEGMENTS

The Group's geographical segments are determined based on the location of the Group's assets and operations.

The following table represents revenue, expenditure and certain asset information regarding geographical segments for the years ended 30 June 2007 and 30 June 2006.

Year ended 30 June 2007

	USA $'000	Australia $'000	Other $'000	Total $'000
Revenue				
Revenue from sale of goods and services	3,089	34,265	0	37,354
Revenue from fee for service contracts	53,134	0	0	53,134
Finance Revenue	0	329	0	329
Less revenue from discontinued operation	0	(3,498)	0	(3,498)
Total revenue from continuing operations	**56,223**	**31,096**	**0**	**87,319**
Inter-segment sales	0	(17,306)	0	(17,306)
Segment revenue	**56,223**	**13,790**	**0**	**70,013**
Other segment information				
Segment assets	89,081	13,622	0	102,703
Unallocated assets	0	6,270	0	6,270
Total assets	**89,081**	**19,892**	**0**	**108,973**
Capital expenditure	30,288	433	0	30,721

Year ended 30 June 2006

	USA $'000	Australia $'000	Other $'000	Total $'000
Revenue				
Revenue from sale of goods and services	16,803	21,668	4,560	43,031
Revenue from fee for service contracts	40,120	0	0	40,120
Less revenue from discontinued operation	(11,811)	(1,723)	(3,968)	(17,502)
Total revenue from continuing operations	**45,112**	**19,945**	**592**	**65,649**
Inter-segment sales	0	(11,509)	0	(11,509)
Segment revenue	**45,112**	**8,436**	**592**	**54,140**
Other segment information				
Segment assets	74,674	29,396	0	104,070
Unallocated assets	0	8,614	0	8,614
Total assets	**74,674**	**38,010**	**0**	**112,684**
Capital expenditure	22,529	568	0	23,097

NOTE 6 OTHER REVENUE

	Consolidated Entity		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Revenue from continuing operations				
Sale of goods and services	16,550	13,463	0	0
Revenue from fee for service contracts	53,134	40,120	0	0
Management fees	0	0	1,537	2,124
Finance revenue	329	557	785	529
Total Revenue	**70,013**	**54,140**	**2,322**	**2,653**

NOTE 7 OTHER INCOME AND EXPENSES

Expenses from continuing operations				
(a) Depreciation, amortisation and impairment costs included in income statement				
Depreciation on assets in fee for service business	12,118	9,461	0	0
Depreciation of other assets	374	283	24	30
Amortisation of development costs	764	569	0	0
Impairment of plant and equipment	0	550	0	0
(b) Employee benefits expense				
Wages and salaries	19,139	16,526	641	667
Payroll benefits	1,636	1,556	172	85
Contract labour	2,126	2,044	0	0
Superannuation	541	506	80	76
Payroll taxes	1,563	1,287	52	57
Share-based payment expense	743	218	193	55
Other payroll related costs	1,809	1,873	3	3
	27,557	**24,010**	**1,141**	**943**
(c) Research and development costs				
Expensed in administrative expenses	335	550	0	0

NOTE 8 CORRECTION OF ERRORS AND REVISIONS OF ACCOUNTING ESTIMATES

Correction of error in relation to property related costs and taxation balances in previous financial year

Due to an error in the assessment of property related liabilities and errors in the calculation of the taxation balances in connection with R&D tax concessions and plant depreciation in the previous financial year, the operating results for the year ended 30 June 2006 have been restated. This error has the affect of overstating profit before tax by $288,000 and understating tax expense by $91,000.

The comparative Balance Sheet at 30 June 2006 has also been restated; the error had the affect of understating trade creditors by $288,000, overstating the Deferred Tax asset by $788,000, overstating the Provision for tax by $697,000 and understating accumulated losses by $379,000.

Basic and diluted earnings per share for the prior year have also been restated. The amount of the correction for both basic and diluted earnings per share was a decrease of $0.004 per share.

Correction of error in relation to management fees and incentive payments in previous financial year – Parent company only

Due to an error in the allocation of employee option costs, charges within the management fee, and the taxation balances in connection with them, the parent company operating results for the year ended 30 June 2006 have been restated. This error has the affect of understating loss after tax by $56,000.

The comparative Balance Sheet at 30 June 2006 has also been restated; the error had the affect of understating Investments by $1,860,000, overstating intercompany receivables by $541,000, overstating income tax by $697,000 and overstating accumulated losses by $2,009,000.

NOTE 9 INCOME TAX

	Consolidated Entity		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Major components of income tax expense are:				
Income statement				
Current income tax				
Current income tax charge (benefit)	2,107	2,705	(137)	(60)
Adjustments in respect of current income tax of previous years	(381)	0		0
Deferred income tax				
Relating to origination and reversal of temporary differences	1,830	(1,270)	0	0
Income tax expense reported in income statement	**3,556**	**1,435**	**(137)**	**(60)**
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:				
Accounting profit before tax from continuing operations	11,057	5,529	(649)	(191)
Profit before tax from discontinued operation	(85)	5,952	0	0
Accounting profit before income tax	**10,972**	**11,481**	**(649)**	**(191)**
At the statutory income tax rate of 30% (2006: 30%)	3,292	3,444	(194)	(57)
Adjustments in respect of current income tax of previous years	(381)	0	0	0
Impact of tax rate differential on foreign operations	422	235	0	0
Unrecognised tax losses brought to account	0	(390)	0	0
Research and Development concessions	(153)	(182)	0	0
Other	358	97	57	(3)
At effective income tax rate of 32.2% (Parent 21%) (2006:26.5%, Parent 30%)	**3,538**	**3,204**	**(137)**	**(60)**
Income tax expense reported in income statement	3,556	1,435	(137)	(60)
Income tax attributable to discontinued operation	(18)	1,769	0	0
	3,538	**3,204**	**(137)**	**(60)**

	Balance sheet		Income Statement	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Deferred Tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
(i) Deferred tax liabilities				
Accelerated depreciation for tax purposes	4,759	4,843	(84)	2,418
Capitalised development costs	1,721	1,024	697	(1,269)
Gross deferred tax liabilities	**6,480**	**5,867**		
CONSOLIDATED				
(ii) Deferred tax assets				
Post-employment benefits	253	333	80	(88)
Provisions	586	320	(266)	178
Taxable profit on sale of cameras ahead of recognition in the accounts	3,234	1,900	(1,334)	(1,102)
Losses available for offset against future taxable income	1,607	4,344	2,737	(1,407)
Gross deferred tax assets	**5,680**	**6,897**		
Deferred tax charge			**1,830**	**(1,270)**

The consolidated entity has tax losses, arising in USA, with a tax value of $1.61 million (2006: $4.3 million) that are available indefinitely for offset against taxable profits of the companies and in the country in which the losses arose.

At 30 June 2007 there is no recognised or unrecognised deferred income tax liability (2006: $Nil) for taxes that would be payable on the unremitted earnings of the consolidated entity's subsidiaries, as the consolidated entity has no liability for additional taxation should such amounts be remitted.

Tax Consolidation

Redflex Holdings Limited and its 100% Australian owned subsidiaries are a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Redflex Holdings Limited.

Tax effect accounting by members of the tax consolidated group

In preparing the accounts for Redflex Holdings Limited for the financial year ended 30 June 2007, the following amounts have been recognised as tax consolidation contribution adjustments:

	Parent company	
	30 June 2007	30 June 2006
	$'000	$'000
Total increase to tax expense of Redflex Holdings Limited	0	0
Total increase (reduction) to intercompany assets of Redflex Holdings Limited	0	0
Total increase in investment in subsidiaries in the accounts of Redflex Holdings Limited	1,961	2,561

NOTE 10 DISCONTINUED OPERATION

Within the company's presentations of the 30 June 2006 results, Redflex Holdings Limited announced the decision of its board of directors to divest the operations of Redflex Communication Systems Pty Ltd, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, and is a separate business segment that is part of the Australian operations. The board decided that the Communications business would be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. Redflex Communications Systems Pty Ltd has been divested effective from 30 November 2006. As at 30 June 2006, Redflex Communications Systems Pty Ltd was classified as a disposal group held for sale.

Classes of assets and liabilities of Redflex Communications Systems Pty Ltd measured at the lower of carrying amount and fair value less costs to sell as at 30 June are as follows:

Net book value on disposal	$'000
Assets	
Intangibles	5,805
Plant & Equipment	198
Deferred Tax Asset	260
Inventory	4,148
Trade & other receivables	788
Cash and cash equivalents	475
Assets classified as held for sale	11,674
Liabilities	
Trade Creditors and Payables	827
Deferred Tax Liability	1,696
Employee provisions	385
Liabilities directly associated with non-current assets classified as held for sale	2,908
Net assets attributable to discontinued operations	**8,766**
Recovered by:	
Proceeds on divestment of discontinued operations	(5,192)
Costs associated with the divestment of the business	223
Trading loss on discontinued operations	60
Tax on taxable profit on sale of discontinued operations	405
Loss on sale of discontinued operations	**4,262**

Proceeds on divestment of discontinued operations arose from:	
Net cash received during the year as shown in the Cash Flow Statement	3,393
Cash included in assets sold	475
Costs associated with the divestment of the business	223
Other cost reimbursements	(91)
Initial proceeds received at point of sale	4,000
Amount shown in receivables subsequently received	1,192
Proceeds on divestment of discontinued operations	**5,192**

The operating results for Redflex Communications Systems Pty Ltd until the point of disposal are presented below

	30 June 2007 $'000	30 June 2006 $'000
Revenue	3,498	17,502
Expenses	(3,576)	(11,550)
Profit before tax from discontinued operation	**(78)**	**5,952**
Income tax expense		
- related to pretax profit	18	(1,769)
- related to measurement to fair value	0	0
Net profit (loss) attributable to discontinued operation	**(60)**	**4,183**

Cash Flow Information

	30 June 2007 $'000	30 June 2006 $'000
Net cash flow from operating activities	(108)	5,575
Net cash flow from investing activities	214	(26)
Net cash flow from financing activities	(184)	(6,187)
Net cash (inflow) outflow	**(78)**	**(638)**

Earnings per share

To calculate earnings per share for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted is as per note 12. The following table provides the profit figure used as the numerator:

	30 June 2007 $'000	30 June 2006 $'000
Net profit attributable to ordinary equity holders of the parent from discontinued operation	(4,262)	4,183
For basic earnings per share	(4.80) cents	4.81 cents
For diluted earnings per share	(4.72) cents	4.70 cents

NOTE 11 DIVIDENDS PAID AND PROPOSED

(a) Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007.

(b) Unrecognised amounts

	Parent	
	30 June 2007	30 June 2006
Dividends on ordinary shares	**$'000**	**$'000**
Final franked dividend for 2007: (2006: nil)	3,114	0
	3,114	0

After the balance sheet date, the above dividends have been proposed. These amounts have not been recognised as a liability in 2007 but will be brought to account in 2008.

(c) Franking Credit Balance

	Consolidated	
	30 June 2007	30 June 2006
Dividends on ordinary shares	**$'000**	**$'000**
The amount of franking credits available for the subsequent financial year are :		
Franking account balance as at the end of the financial year at 30% (2006 – 30%)	2,358	181
Franking credits that will arise from the payment of income tax payable as at the end of the financial year	2,646	
Franking debits that will arise from the payment of dividends as at the end of the financial year	0	0
Franking credits that the entity may be prevented from distributing in the subsequent financial year.	0	0
	5,004	2,358
The amount of franking credits available for future reporting periods		
Impact on the franking account of dividends proposed or declared before the final report was authorized for issue but not recognized as a distribution to equity holders during the period	(1,337)	0
	3,667	2,358

(d) Tax rates

Dividends proposed will be franked at the rate of 30% (2006: na).

NOTE 12 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2007	30 June 2006
	$'000	$'000
Net profit attributable to equity holders from continuing operations	7,501	4,094
Profit attributable to equity holders from discontinued operation	(4,262)	4,183
Net profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	**3,239**	**8,277**

	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	88,975	86,906
Effect of dilution – share options not yet converted to shares	2,913	2,135
Adjusted weighted average number of ordinary shares for diluted earnings per share	**91,888**	**89,041**
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	2,191	1,243

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 13 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Cash at bank and in hand	8,305	4,666	501	94
Short-term deposits	1,874	6,898	1,874	5,695
	10,179	**11,564**	**2,375**	**5,789**

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

NOTE 14 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Trade receivables	16,523	11,858	0	0
Provision for doubtful debts	(140)	(181)	0	0
	16,383	**11,677**	**0**	**0**
Other receivables	584	1,061	328	93
Provision for doubtful debts	0	(499)	0	0
	584	**562**	**328**	**93**
	16,967	**12,239**	**328**	**93**

Trade and other receivables are non-interest bearing and are generally on terms ranging from 30 to 90 days.

NOTE 15 CURRENT ASSETS - INVENTORIES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Work in progress – at cost	**364**	**3,290**	**0**	**0**
Infrastructure components – at cost	8,719	9,083	0	0
Provision for write-downs	(625)	(524)	0	0
	8,094	**8,559**	**0**	**0**
Total Inventory (net)	**8,458**	**11,849**	**0**	**0**

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale

NOTE 16 NON CURRENT ASSETS - RECEIVABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Controlled entities	0	0	25,864	37,213
Provision for non-recovery	0	0	(15,485)	(15,485)
	0	0	10,379	21,728

NOTE 17 INVESTMENTS IN SUBSIDIARIES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Investments in controlled entities (note 28) at cost	0	0	47,673	41,321

NOTE 18 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT

	Consolidated				Parent Company		
Year ended 30 June 2007	Plant and equipment	Furniture & Other	Computer Equipment	Total	Furniture & Other	Computer Equipment	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2006, net of accumulated depreciation and impairment	48,501	873	2,840	52,214	11	30	41
Additions	29,596	130	995	30,721	0	4	4
Disposals	(1,149)	(34)	(4)	(1,187)	0	0	0
Reclassification	(323)	345	(22)	0	0	0	0
Depreciation for the year	(11,435)	(430)	(627)	(12,492)	(1)	(23)	(24)
Exchange adjustment	(9,769)	(26)	(429)	(10,224)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	55,421	858	2,753	59,032	10	11	21
At 1 July 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net Carrying amount	48,501	873	2,840	52,214	11	30	41
At 30 June 2007							
Cost	84,034	1,705	4,617	90,356	639	113	752
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)	(629)	(102)	(731)
Net Carrying amount	55,421	858	2,753	59,032	10	11	21

Writedown on plant and equipment

A writedown on plant and equipment of $984,000 relating to deactivated camera systems and program closures within the USA based build own operate and maintain business has been recorded for the financial year ended 30 June 2007.

Impairment loss

The impairment loss of $550k recorded in the previous financial year represents the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc. The impairment provision has now been reversed and the assets to which they relate written off subsequent to the cancellation of the contract in which they were utilized.

LEASED ASSETS

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2007 is $504,773 (2006: $1,136,000).

Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities, the amount pledged is equal to the outstanding finance lease and hire purchase obligation as disclosed in Note 27.

	Consolidated				Parent Company		
Year ended 30 June 2006	**Plant and equipment**	**Furniture & other**	**Computer Equipment**	**Total**	**Furniture & other**	**Computer Equipment**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
At 1 July 2005, net of accumulated depreciation and impairment	**36,104**	**507**	**1,664**	**38,275**	**16**	**45**	**61**
Additions	20,799	535	1,763	23,097	6	4	10
Disposals	(54)	(13)	(39)	(289)	0	0	0
Attributable to discontinued operation	(237)	(13)	(39)	(289)	0	0	0
Impairment	(550)	0	0	(550)	0	0	0
Depreciation for the year	(9,217)	(184)	(646)	(10,047)	(11)	(19)	(30)
Exchange adjustment	1,656	28	98	1,782	0	0	0
At 30 June 2006, net of accumulated depreciation	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**
At 1 July 2006							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net carrying amount	**36,104**	**507**	**1,664**	**38,275**	**16**	**45**	**61**
At 30 June 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net carrying amount	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**

NOTE 19 NON CURRENT ASSETS - INTANGIBLE ASSETS AND GOODWILL

Year ended 30 June 2007

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**	**0**	**400**	**400**
Additions	2,849	0	2,849	0	0	0
Amortisation for the year	(764)	0	(764)	0	0	0
Exchange adjustment	(185)	0	(185)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	**7,049**	**400**	**7,449**	**0**	**400**	**400**
At 1 July 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated amortisation and impairment	(1,947)	0	(1,947)	0	0	0
Net carrying amount	**5,149**	**400**	**5,549**	**0**	**400**	**400**
At 30 June 2007						
Cost	9,328	400	9,728	0	400	400
Accumulated depreciation and impairment	(2,279)	0	(2,279)	0	0	0
Net carrying amount	**7,049**	**400**	**7,449**	**0**	**400**	**400**

(i) Development Costs

Development costs are carried at cost less accumulated amortization and accumulated impairment losses. This intangible asset has been assessed as having a finite life and is amortised using the straight line method over a period of 10 years. The amortization has been recognized in the income statement as a separate line item. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognized to the extent that the recoverable amount is lower than the carrying amount.

(ii) Goodwill

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Year ended 30 June 2006

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005, net of accumulated depreciation and impairment	**8,371**	**400**	**8,771**	**0**	**400**	**400**
Additions	5,280	0	5,280	0	0	0
Attributable to discontinued operation (net)	(5,944)	0	(5,944)	0	0	0
Amortisation for the year	(1,354)	0	(1,354)	0	0	0
Grant received	(1,204)	0	(1,204)	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**	**0**	**400**	**400**
At 1 July 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated amortisation and impairment	(3,113)	0	(3,113)	0	0	0
Net carrying amount	**8,371**	**400**	**8.771**	**0**	**400**	**400**
At 30 June 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated depreciation and impairment	(1,947)	0	(1,947)	0	0	0
Net carrying amount	**5,149**	**400**	**5,549**	**0**	**400**	**400**

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the Australian Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

	Consolidated		Parent Company	
		Traffic Segment		Traffic Segment
	30 June 07	30 June 06	30 June 07	30 June 06
	$'000	$'000	$'000	$'000
Carrying amount of goodwill	**400**	**400**	**400**	**400**

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2006: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 20 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Current				
Trade payables	10,295	7,480	31	176
Deferred revenue	1,064	441	0	0
	11,359	7,921	31	176
Non-Current				
Amount payable to controlled entities	0	0	0	7,950
	0	0	0	7,950

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 21 CURRENT LIABILITIES – PROVISIONS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Provision for warranty	246	236	0	0
Employee entitlements	719	740	212	177
	965	976	212	177

Maintenance warranties

A provision is recognised for expected warranty claims on products sold during the last two years, based on past experience of the level of repairs and make good costs.

It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two years of the balance sheet date.

Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for products.

NOTE 22 NON CURRENT LIABILITIES - PROVISIONS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Employee entitlements	128	87	25	18
	128	**87**	**25**	**18**

	Consolidated			Parent Company
	Employee entitlements	Provision for warranty	Total	Employee entitlements
	$'000	$'000	$'000	$'000
At 1 July 2006	**827**	**236**	**1,063**	**195**
Arising during the year	20	211	231	42
Utilised during the year	0	(201)	(201)	0
At 30 June 2007	**847**	**246**	**1,093**	**237**

Movements in provisions

The movement in the employee entitlements provision relates to extra entitlements incurred during the financial year.

Superannuation

The consolidated entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation fund they wish to participate in. In addition, the consolidated entity had during the year ended 30 June 2007 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to the funds of choice. All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2007 have been discharged. All relevant superannuation funds are accumulation funds and accordingly there is no unfunded liability as at this date.

NOTE 23 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Current				
Obligations under finance leases and hire purchase contracts	391	280	0	0
	391	**280**	**0**	**0**
Non-Current				
Obligations under finance leases and hire purchase contracts	356	560	0	0
Bank borrowings	20,978	21,230	0	0
	21,334	**21,790**	**0**	**0**

Redflex Traffic Systems Inc, a 100% owned subsidiary of Redflex Holdings Limited, has a USD25 million (AUD29.5 million) secured revolving credit facility to fund the growth within the USA Traffic Division. Harris Trust and Savings Bank (now BMO Capital Markets) was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

The carrying amount of the Group's current and non-current borrowings approximate their fair value.

Financing facilities available

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Total facilities:				
Bank borrowings	29,450	26,025	0	0
Facilities used at reporting date				
Bank borrowings	20,978	21,230	0	0
Security for letters of credit issued to customers	317	637	0	0
Facilities unused at reporting date				
Bank borrowings	**8,155**	**4,158**	**0**	**0**

NOTE 24 CONTRIBUTED EQUITY

	Consolidated	
	30 June 2007	30 June 2006
	$'000	$'000
Ordinary shares:		
Issued and fully paid	81,243	80,959

Movements in ordinary shares on issue	Number of shares Thousands	$'000
At 1 July 2005	85,660	79,318
Issued during the year by -		
Conversion of options	2,671	1,641
Issue of shares under Executive Remuneration Plan	131	0
At 30 June 2006	88,462	80,959
Issued during the year by -		
Conversion of options	445	284
Issue of shares under Executive Remuneration Plan	68	0
At 30 June 2007	88,975	81,243

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

NOTE 25 RETAINED EARNINGS AND RESERVES

(a) Movements in retained earnings were as follows:

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Balance 1 July 2006	(11,468)	(19,745)	(24,387)	(24,256)
Net profit	3,239	8,277	(512)	(131)
Balance 30 June 2007	(8,229)	(11,468)	(24,899)	(24,387)

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 29 for further details of these plans.

	Consolidated			Parent Company	
Other Reserves	Foreign currency translation	Employee equity benefits reserve	Total	Employee equity benefits reserve	Total
	$'000	$'000	$'000	$'000	$'000
At 30 June 2005	(3,153)	2,394	(759)	2,394	2,394
Cost of share based payments	0	218	218	218	218
Effect of exchange rate movement	1,977	0	1,977	0	0
At 30 June 2006	(1,176)	2,612	1,436	2,612	2,612
Cost of share based payments	0	743	743	743	743
Effect of exchange rate movement	(8,838)	0	(8,838)	0	0
At 30 June 2007	(10,014)	3,355	(6,659)	3,355	3,355

NOTE 26 CASH FLOW STATEMENT RECONCILIATION

Reconciliation of net profit after tax to net cash flows from operations

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Reconciliation of Cash Flow Statement				
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:				
Cash at bank and in hand	8,305	4,666	501	94
Short-term deposits	1,874	6,898	1,874	5,695
	10,179	11,564	2,375	5,789
Cash at bank and in hand relating to discontinued operation	0	653	0	0
	10,179	12,217	2,375	5,789
Reconciliation from the net profit after tax to the net cash flows from operations				
Net Profit/(Loss) after Income Tax	3,239	8,277	(512)	(131)
Non Cash Flow Items				
Depreciation Expense	12,492	10,047	24	30
Amortisation of Intangibles	764	1,355	0	0
Provision for Employee Entitlements	30	590	43	26
Impairment and writedown of PP&E	984	550	0	0
Share Based Payments	743	218	193	55
Loss on disposal of discontinued operation	4,262	0	0	0
Change in Operating Assets and Liabilities				
Decrease/(Increase) in security deposits		0	(37)	191
Decrease/(Increase) in prepayments	(1,229)	143	0	18
Decrease/(Increase) in receivables – non current	0	0	550	(4,767)
Decrease/(Increase) in receivables - Current	(4,589)	(3,720)	(235)	187
Decrease/(Increase) in Inventories	2,333	(1,524)	0	0
Increase/(Decrease) in Deferred Revenue	797	267	0	0
Increase/(Decrease) in taxation provisions	1,565	3,166	(579)	2,308
Increase/(Decrease) in Payables	4,159	1,077	(145)	(188)
Net Cash from Operating Activities	**25,550**	**20,446**	**(698)**	**(2,271)**

Disclosure of financing facilities is shown in note 23.

NOTE 27 COMMITMENTS AND CONTINGENCIES

(a) Bank Indemnity Guarantees

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits, bid bonds and performance bonds of $1,783,000 (2006: $1,252,451).

(b) Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Limited entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

- A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations shown below.
- Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001;
- Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions; and
- An obligation in the form of a put option for Redflex to subscribe for equity in the partnership.

The cash proceeds of $10 million referred to above, and accrued interest, has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to above. These amounts were offset as part of the fund windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The company has been advised by the manager of the partnership, that the Australian Taxation Office (ATO) has issued amended assessments, to each partner, which disallows the deductions claimed by each partner.

At this stage, the company understands that investors have now negotiated a settlement with the ATO based on the ATO's revised assessments. A requirement of the settlement involves a reversal of the tax deductions originally claimed by the Partners. As a result of the denied deductions the company has applied to the ATO for a Compensating Adjustment to reverse the previously declared taxable income to which the denied deductions related.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have commenced legal action to pursue their claim. Substantial costs in defending the action will be incurred.

The company has sought professional advice on the implications of the Partnership and the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the company under the transaction.

(c) Contract expiry and make-good costs

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a city decides to cancel or not renew their contract, the company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

(d) Operating lease commitments – Group as lessee

The Group has entered into commercial leases on certain computer equipment where it is not in the best interest of the Group to purchase the assets.

Operating leases also pertain to leased premises in both Australia and the USA with expiry dates varying from one year to less than three years.

Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Within 1 year	1,350	1,965	457	685
After 1 year but not more than 5 years	1,043	1,734	0	457
More than 5 years	0	0	0	0
	2,393	3,699	457	1,142

The weighted average interest rate on operating leases at 30 June 2007 was 8.7% excluding operating leases on premises.

(e) Finance lease commitments – Group as lessee

	Consolidated			
	30 June 2007	30 June 2007	30 June 2006	30 June 2006
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	$'000	$'000	$'000	$'000
Within 1 year	417	391	306	280
After 1 year but not more than 5 years	406	356	599	560
Total minimum lease payments	**823**	**747**	**905**	**840**
Less amounts representing finance charges	(76)	0	(65)	0
Present value of minimum lease payments	**747**	**747**	**840**	**840**

Finance leases generally relate to leased motor vehicles within the USA.

(f) Capital commitments

At 30 June 2007 the Group has commitments of $3,644,000 (2006: $498,000) principally relating to the installation of camera systems in contracted cities within Redflex Traffic Systems Inc's Build Own Operate and Maintain business in the USA. The company has contracts with numerous cities and municipalities within the USA. The terms of contract specify that Redflex can install a number of cameras up to a specified limit provided Redflex and the customer agree on the location and suitability of the proposed installs. Accordingly, the company has obligations to install further camera systems for these customers, however, it is not possible to determine how many will ultimately be installed. Accordingly the commitments shown represent only those where firm orders have been placed with contractors for current installations.

The commitments contracted for at reporting date, but not provided for are:

	Consolidated		Parent Company	
	30 June 2006	30 June 2006	30 June 2006	30 June 2006
	$'000	$'000	$'000	$'000
Within one year	3,644	498	0	0
After one year but not more than five years	0	0	0	0
Longer than five years	0	0	0	0
	3,644	498	0	0

NOTE 28 RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Redflex Holdings Limited and the subsidiaries listed in the following table:

Shares in Controlled Entities	Country of Incorporation	% Equity interest		Investment	
		30 June 2007	30 June 2006	30 June 2007	30 June 2006
Controlled Entities of Redflex Holdings Limited					
Redflex Enforcement Systems Pty Ltd*	Australia	100	0	0	0
Redflex Pty Ltd	Australia	100	100	3,357	3,357
Aerospace Systems Pty Ltd	Australia	100	100	100	100
RTS R&D Pty Ltd	Australia	100	100	0	0
Redflex Traffic Systems (Canada) Inc	Canada	100	100	0	0
Redflex Traffic Systems Ltd (UK)*	England	100	0	0	0
Redflex Traffic Systems Inc	USA	100	100	44,216	37,864
				47,673	**41,321**
Controlled Entities of Redflex Pty Ltd					
Redflex Communications Systems Pty Ltd	Australia	0	100		
Redflex Communications Pty Ltd	Australia	0	100		
Redflex Traffic Systems Australia Pty Ltd	Australia	100	100		
APR Investments Pte Ltd (**)	Singapore	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	0	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Australia	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

The parent company and ultimate holding company is Redflex Holdings Limited, which is incorporated in Australia.

(*) These companies were newly incorporated during the year.

(**) This company does not operate and is not audited by Ernst & Young.

TERMS AND CONDITIONS OF TRANSACTIONS WITH RELATED PARTIES

Sales to and purchases from related parties are made in arms length transactions at both normal market prices and normal commercial terms.

These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loan balances during the year.

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Provision of interest free unsecured loans to wholly owned subsidiaries (at call)				
- from related entities	0	0	0	7,950
- to related entities	0	0	10,379	21,728

NOTE 29 KEY MANAGEMENT PERSONNEL

(a) Details of key management personnel

(i) Directors

Christopher Cooper	Chairman (non-executive)
Graham Davie	Chief Executive
Robin Debernardi	Director (non-executive)
Peter Lewinsky	Director (non-executive)
Roger Sawley	Director (non-executive appointed 9 February 2007)
Karen Finley	Chief Executive Officer, Redflex Traffic Systems Inc, appointed as director 9 February 2007
Bruce Higgins	Director (non-executive) appointment ceased 30 November 2006

(ii) Executives

Ronald Johnson	Group Chief Financial Officer
Ricardo Fiusco	General Manager, Redflex Traffic Systems Pty Ltd
Aaron Rosenberg	Vice President Sales, Redflex Traffic Systems Inc
Marilyn Stephens	Company Secretary

(b) Compensation of key management personnel

	Consolidated		Parent Company	
	30 June 2007 $'000	30 June 2006 $'000	30 June 2007 $'000	30 June 2006 $'000
Short term employee benefits	1,753	1,768	828	729
Post-employment benefits	83	275	64	59
Share based payments	507	126	198	83
Other long-term benefits	0	0	0	0
	2,343	**2,169**	**1,090**	**871**

Redflex Holdings Limited has applied the option under Corporations Amendments Regulation 2006 to transfer key management personnel remuneration disclosures required by AASB 124 Related Party Disclosures paragraphs Aus 25.4 to Aus 25.7.2 to the Remuneration Report section of the Directors' report. These transferred disclosures have been audited.

(c) Option holdings of key management personnel

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The disclosures are included in the Remuneration Report forming part of the Directors' Report.

	Options held at 1 July 2006	Options exercised	Options held at 30 June 2007	Exercisable
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Graham Davie	0	0	0	0
Peter Lewinsky	0	0	0	0
Karen Finley	135,000	0	135,000	135,000
Roger Sawley	0	0	0	0
	135,000	**0**	**135,000**	**135,000**
Executives				
Aaron Rosenberg	120,000	100,000	20,000	20,000
Ronald Johnson	0	0	0	0
Ricardo Fiusco	135,000	0	135,000	135,000
Marilyn Stephens	140,000	0	140,000	140,000
	395,000	**100,000**	**295,000**	**295,000**

	Options held at 1 July 2005	Options exercised	Options held at 30 June 2006	Exercisable
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Graham Davie	0	0	0	0
Peter Lewinsky	0	0	0	0
Karen Finley	405,000	(270,000)	135,000	135,000
Roger Sawley	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0
	1,905,000	(1,770,000)	135,000	135,000
Executives				
Aaron Rosenberg	360,000	(240,000)	120,000	120,000
Ronald Johnson	425,000	(425,000)	0	0
Ricardo Fiusco	135,000	0	135,000	135,000
Marilyn Stephens	140,000	0	140,000	140,000
	1,060,000	(665,000)	395,000	395,000

(d) Shareholdings of key management personnel

	Shares held at 1 July 2006	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shares held at 30 June 2007
Directors					
Christopher Cooper	990,996	0	0	0	990,996
Robin Debernardi	3,255,264	0	0	0	3,255,264
Graham Davie	1,298,230	68,249	0	0	1,366,479
Peter Lewinsky	44,716	0	0	0	44,716
Karen Finley	68,857	0	0	0	68,857
Roger Sawley	0	0	0	0	0
	5,658,063	68,249	0	0	5,726,312
Executives					
Aaron Rosenberg	0	0	100,000	(100,000)	0
Ronald Johnson	293,370	0	0	0	293,370
Ricardo Fiusco*	210,000	0	0	0	210,000
Marilyn Stephens	64,160	0	0	0	64,160
	567,530	0	100,000	(100,000)	567,530

* shareholdings held indirectly

	Shares held at 1 July 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shares held at 30 June 2006
Directors					
Christopher Cooper	769,996	0	0	221,000	990,996
Robin Debernardi	3,104,373	0	0	150,891	3,255,264
Graham Davie	1,167,301	130,929	0		1,298,230
Peter Lewinsky	44,716	0	0	0	44,716
Karen Finley	8,463	0	270,000	(209,606)	68,857
Roger Sawley	0	0	0	0	0
Bruce Higgins	0	0	1,500,000	(1,467,498)	32,502
	5,094,849	130,929	1,770,000	(1,305,213)	5,690,565
Executives					
Aaron Rosenberg	0	0	240,000	(240,000)	0
Ronald Johnson	86,643	0	425,000	(218,273)	293,370
Ricardo Fiusco*	0	0	270,000	(60,000)	210,000
Marilyn Stephens	44,160	0	20,000	0	64,160
	130,803	0	955,000	(518,273)	567,530

* shareholdings held indirectly

All equity transactions with key management personnel other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arm's length.

Bonuses accrued in respect of the FY07 financial year are assessed after the finalisation of the annual report and any bonuses forfeited or not achieved will be disclosed in the following year annual report. There were no significant forfeitures relating to bonuses for the FY06 financial year.

NOTE 30 SHARE-BASED PAYMENT PLANS

Types of share-based payment plans

(a) Long Term Incentive Plan

In July 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's website.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. Settlement of the Performance Rights can be made in either cash or ordinary shares at the board's discretion.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

(b) Executive Share Plan

Pursuant to the Redflex Executive Share Plan the company has issued 68,249 shares to Graham Davie, the Chief Executive Officer. In view of the Long Term Incentive Plan, no further shares are expected to be issued to Mr Davie. Details regarding Mr Davie's remuneration are included in the Remuneration Report.

(c) Employee Option Plan

An Employee Option Plan exists whereby Redflex could grant non-transferable options to executives and certain members of staff. Options were issued in accordance with performance guidelines established by the directors, for $nil consideration and the options expire after 5 years. Performance conditions relate only to those remaining in service during the vesting period. The options were not quoted on the ASX.

(d) Summary of employee remuneration arrangements

Employee Option Plan

The following table illustrates the number (No.) and weighted average exercise prices of options (WAEP) of, and movements in, share options issued during the year:

	2007	2007	2006	2006
RDFAS Options over ordinary shares with an exercise price of a nominal $0.58 increasing at the rate of 3% per annum (compounding) until exercise; granted 26 September 2003; expiring 30 September 2008	**No.**	**WAEP**	**No.**	**WAEP**
Outstanding at the beginning of the year	875,000	0.63	1,930,000	0.61
Granted during the year	0		0	
Forfeited during the year	0		0	
Exercised during the year	(445,000)	0.6357	(1,055,000)	0.62
Expired during the year	0		0	
Outstanding at the end of the year	**430,000**	**0.64**	**875,000**	**0.63**

	2007	2007	2006	2006
RDFAT Options over ordinary shares with an exercise price of a $2.06 adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 (grant date) to the last business day of the month prior to the date of exercise; granted 1 June 2004, expiring on 3 June 2009	**No.**	**WAEP**	**No.**	**WAEP**
Outstanding at the beginning of the year	1,260,000	2.98	1,348,000	2.55
Granted during the year	0		0	
Forfeited during the year	(201,000)	3.12	(32,000)	2.58
Exercised during the year	0		(56,000)	2.65
Expired during the year	0		0	
Outstanding at the end of the year	**1,059,000**	**3.76**	**1,260,000**	**2.98**

	2007	2007	2006	2006
RDFAR Options over ordinary shares with an exercise price of a $0.50 granted 16 October 2003, expiring on 1 February 2008	**No.**	**WAEP**	**No.**	**WAEP**
Outstanding at the beginning of the year	0		1,500,000	
Granted during the year	0		0	
Forfeited during the year	0		0)	
Exercised during the year	0		(1,500,000)	
Expired during the year	0		0	
Outstanding at the end of the year	**0**		**0**	

Long Term Incentive Plan

Performance Rights pursuant to the company's Long Term Incentive Plan for Executives	2007 No.	2007 WAEP	2006 No.	2006 WAEP
Outstanding at the beginning of the year	0		0	
Granted during the year	1,619,390	0	0	0
Forfeited during the year	(73,731)	0	0	0
Vested during the year	0		0	
Outstanding at the end of the year	**1,545,659**	**0**	**0**	**0**

(e) Weighted average remaining contractual life

The weighted average remaining contractual life for the share options outstanding at 30 June 2007 is 1.5 years (2006: 1.6 years)

(f) Range of exercise price

The range of exercise prices for options outstanding at the end of the year was $0.64 - $3.76.

As the range of exercise prices is wide, refer to section (d) above for further information in assessing the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

(g) Weighted average fair value

	RDFAR	RDFAS	RDFAT	Total
Number of options				
Weighted average fair value	**$**	**$**	**$**	**$**
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999

(h) Option pricing model

Equity-settled transactions

The fair value of each option is estimated on the date of the grant using a Black-Scholes option formula, with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share price	0.89	0.89	2.22
Exercise price	0.50	0.5859	2.06
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflected the assumption that no dividend has been previously paid and that no dividend will be paid until at least 30 June 2006. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference to peer companies and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

All options are fully vested.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2007 is between 1 and 5 years (2006: 1 and 6 years).

(i) Performance rights pricing model

Equity-settled transactions

The fair value of each performance right is estimated on the date of the grant using a Black-Scholes option formula, with a Monte Carlo simulation to take market conditions into consideration, with the following weighted average assumptions used for grants made during the year. The valuation of the performance rights was performed independently by Mercers.

The company uses a measure of Total Shareholder Return (TSR) as the performance hurdle for the LTI Plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a three-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300) which is the comparison group selected by the board based on recommendations from Mercers. The key management personnel must satisfy the service conditions set at grant date. Performance Rights vest progressively from a threshold level of performance to a maximum level, evaluated against the comparator group of companies.

Performance Rights formula	1 July 2006	1 July 2006	1 October 2006
Share price	1.755	1.755	2.30
Exercise price	0	0	0
Expected volatility	40%	40%	40%
Risk-free interest rate	5.7%	5.7%	5.8%
Expected life of performance right	15 months	27 months	3 years

The dividend yield reflected the fact that no dividend has been previously paid and the expected life of the right is the period up to vesting. The expected volatility is based on the company's historical volatility and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The weighted average remaining contractual life for the performance rights is between 17 months and 3 years. (2006: N/A).

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to our USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

NOTE 31 FAIR VALUE AND INTEREST RATE RISK

(a) Fair values

All assets and liabilities recognised in the balance sheet, whether they are carried at cost or at fair value, are recognised at amounts that represent a reasonable approximation of fair value unless otherwise stated in the applicable notes.

(b) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

YEAR ENDED 30 JUNE 2007

Consolidated	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	10,179	0	0	0	0	0	10,179
Weighted average effective interest rate	3.5%						3.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	391	126	95	95	40	0	747
Weighted average effective interest rate	8.1%						8.1%
Floating rate							
Bank Borrowings	0	20,978	0	0	0	0	20,978
Weighted average effective interest rate	0	7.05%					7.05%

YEAR ENDED 30 JUNE 2006

Consolidated	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	11,564	0	0	0	0	0	11,564
Weighted average effective interest rate	5.5%						5.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	280	287	187	67	18	1	840
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	21,230	0	0	21,230
Weighted average effective interest rate				6.24%			6.24%

YEAR ENDED 30 JUNE 2007

Parent Company	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	2,375	0	0	0	0	0	2,375
Weighted average effective interest rate	5.0%						5.0%

YEAR ENDED 30 JUNE 2006

Parent Company	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	5,789	0	0	0	0	0	5,789
Weighted average effective interest rate	5.5%						5.5%

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and the parent company that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The bank borrowings are scheduled for repayment by 16 August 2008. All other financial liabilities mature in one year or less for both 2006 and 2007 except for lease payments as shown in Note 27 (e).

NOTE 32 EVENTS AFTER BALANCE SHEET DATE

On 24 August 2007 the directors of Redflex Holdings Limited declared a final dividend on ordinary shares in respect of the 2007 financial year. The total amount of the dividend is $3,114,000 which represents a fully franked dividend of 3.5 cents per share

There were no other significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 33 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$	$	$	$
Amount received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	280,247	239,576	280,247	239,576
Other services in relation to the entity and any other entity in the consolidated entity for:				
- assurance related	11,260	35,000	0	35,000
- taxation matters	386,506	0	0	0
Amount received or due and receivable by related practices of Ernst & Young (Australia) for:				
- audits of subsidiaries	312,977	165,842	0	0
	990,990	**440,418**	**280,247**	**274,576**

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Redflex Holdings Limited

We have audited the accompanying financial report of Redflex Holdings Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" in the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Redflex Holdings Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

3. the remuneration disclosures that are contained under the heading "Remuneration Report" in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
28 September 2007

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Redflex Holdings Limited I state that:

(1) In the opinion of the directors:

(a) the financial statements, notes and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2007.

On behalf of the board

Graham Davie
Director
Melbourne, 28 September 2007

ASX ADDITIONAL INFORMATION

Additional information required by the ASX and not shown elsewhere in this report is as follows. This information is current as at 31 August 2007.

(a) Distribution of equity securities

There were 2,929 holders of 88,975,223 fully paid ordinary shares quoted on the ASX. These shares carry one vote per share and carry the rights to dividends.

	Number of Holders	Ordinary shares
1 – 1,000	581	369,451
1,001 – 5,000	1,185	3,233,125
5,001 – 10,000	495	3,764,186
10,001 – 100,000	594	16,175,111
100,001 – over	74	65,433,350
	2,929	**88,975,223**
Holding less than a marketable parcel	161	

(b) Substantial shareholders

	Ordinary Shares	Percentage
Thorney Holdings Pty Ltd	8,451,265	9.57
Renaissance Smaller Companies Pty Ltd	8,145,077	9.15
J P Morgan Chase & Co and its affiliates	5,462,517	6.15
Victorian Funds Management Corporation	4,846,346	5.45

(c) Twenty largest holders of quoted equity securities:

Name	Units Held at end of period	% of Issued Capital
J P Morgan Nominees Australia Limited	8,615,745	9.68
National Nominees Limited	6,532,736	7.34
Thorney Holdings Pty Ltd	6,039,655	6.79
Investaco Pty Ltd	3,718,052	4.18
M Cheng Man Oy	3,525,636	3.96
Mr Melford Henry Russell Roberts	2,867,404	3.22
HSBC Custody Nominees (Australia) Limited – A/c 2	2,698,553	3.03
Vertex Bianca Nominees Pty Ltd	2,436,263	2.74
Nellstar Pty Ltd	2,191,783	2.46
RBC Dexia Investor Services Australia Nominees Pty Limited	2,130,337	2.39
Invia Custodian Pty Limited	2,055,848	2.31
ANZ Nominees Limited	1,859,324	2.09
O'Connor Holdings Pty Ltd	1,653,519	1.86
Coningsby Nominees Pty Ltd	1,444,315	1.62
Cogent Nominees Pty Ltd	1,154,927	1.30
Mrs Elizabeth Geraldine Cooper	1,042,427	1.17
Cogent Nominees Pty Limited	1,015,731	1.14
Citicorp Nominees Pty Limited	986,674	1.11
Mr Graham William Davie	906,677	1.02
Silverlene Pty Ltd	790,147	0.89
Top 20 Holders of Ordinary Fully Paid Shares	**53,665,753**	**60.32**

Change to Long Term Incentive Plan Rules – Australian Executives

28 September 2007

The board has decided to change the Long Term Incentive Plan Rules – Australian Executives to remove the company's discretion to settle long term incentive entitlements in cash as an alternative to the primary intention of issuing equity.

The revised Long Term Incentive Plan Rules – Australian Executives are available on the company's web site at www.redflex.com.au.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**401,490 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights issued pursuant to the Company's Long Term Incentive Plan.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **401,490 Performance Rights were issued under the terms of the Company's Long Term Incentive Plan, details of which were announced on 26 July 2006. Performance Rights vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles; the performance measure is the Company's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies in the S&P/ASX300 over the same period.** **The performance period is 3 years to 1 October 2010.**
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue pursuant to the Company's LTI Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**25 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**89,597,511**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		155,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,596,919	**Performance Rights** Performance period 1 July 2006 to 1 October 2008 (499,755) Performance period 3 years to 1 October 2009 (695,674) Performance period 3 years to 1 October 2010 (401,490)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

RECEIVED

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	21 September 2007
Date of this notice	23 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	6 July 2007
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 2,621,140 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	6,985
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.08 each
No. of securities held after change	As the registered holder 35,839 Ordinary Shares (RDF) As not the registered holder 2,757,610 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Executes Two Photo Enforcement Contracts

22 October 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two photo enforcement contracts - with the cities of Oakland California, and Victorville California.

Oakland, California
Oakland, with a population in excess of 400,000, holds the county seat of Alameda County.

This contract was awarded to Redflex as a result of a highly competitive tender.

The scope of the program includes red-light enforcement at up to twenty intersections, with a term of three years, plus two 2-year automatic renewals.

"The City of Oakland services one of the largest seaports in the nation. It has an international airport and is located in the San Francisco Bay area which is the sixth most populous metropolitan area in the United States. We are pleased to be partnering with the great City of Oakland on a public safety program that has the potential to be one of the largest in the State of California" said Karen Finely, CEO RTSI.

Victorville, California
Victorville with a population in excess of 100,000 is located in western San Bernardino County.

This contract was awarded to Redflex as a result of a competitive tender.

The scope of the program includes red-light enforcement at up to fifteen intersections, with a term of five years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 170 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex consistently leads the market in contract wins, system installation rates, and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER SAWLEY
Date of last notice	26 September 2007
Date of this notice	17 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 October 2007
No. of securities held prior to change	8,000 in the form of 1,000 American Depository Receipts
Class	Fully paid ordinary shares
Number acquired	8,000 in the form of 1,000 ADRs
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$20.75 for each ADR
No. of securities held after change	16,000 fully paid ordinary shares (2,000 ADRs)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**140,000 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.6496**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of unlisted employee options (RDFAS)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**16 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**89,597,511**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		155,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,195,429	**Performance Rights** Performance Period 1 July 2006 to 1 October 2008 (499,755) Performance Period 1 October 2006 to 1 October 2009 (695,674)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing ordinary shares.**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 NOV -6 A 5:17

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	15 October 2007
Date of this notice	16 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	15 October 2007
No. of securities held prior to change	<u>As the registered holder</u> 133,417 Ordinary Shares <u>As not the registered holder</u> 908,020 Ordinary Shares
Class	Fully paid ordinary shares
Number acquired	7,308
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.82 each
No. of securities held after change	<u>As the registered holder</u> 133,417 Ordinary Shares <u>As not the registered holder</u> 915,328 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
1 -6 A 9:13

Redflex Executes Three Photo Enforcement Contracts

16 October 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of three photo enforcement contracts with the city of Peoria, Arizona; and the villages of Richton Park, Illinois; and Countryside, Illinois.

Peoria, Arizona
Peoria supports a population in excess of 140,000 and, being located in Maricopa County, is a major suburb of the City of Phoenix.

This contract was awarded to Redflex as a result of a competitive tender process.

The scope of the program includes red-light enforcement at up to twelve locations, with an aggregate expected term of five years.

"We are honoured to be working closely with the City of Peoria on the City's inaugural program and are excited to be increasing our photo enforcement footprint across the State of Arizona. Supporting more contracts across the State of Arizona than our competition, Redflex, in working with the City of Peoria, becomes the largest recognised provider of photo enforcement programs in the State of Arizona." said Karen Finley, CEO of Redflex Traffic Systems Inc.

Richton Park, Illinois
Richton Park is located in Cook County and as a suburb of the City of Chicago supports a population in excess of 13,000.

Working with the Village of Richton Park, red-light enforcement locations will be determined based on warranted community safety and traffic needs. The contract has a term of three years, plus two 2-year automatic renewals.

Countryside, Illinois
Countryside is situated in the heart of Chicagoland, located in Cook County: it is the western gateway to the City of Chicago.

The scope of the program includes red-light enforcement at up to four intersections, with a term of five years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 170 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex consistently leads the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	15 October 2007
Date of this notice	15 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	12 October 2007
No. of securities held prior to change	As the registered holder 133,417 Ordinary Shares As not the registered holder 905,131 Ordinary Shares
Class	Fully paid ordinary shares
Number acquired	2,889
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.85 each
No. of securities held after change	As the registered holder 133,417 Ordinary Shares As not the registered holder 908,020 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	2 October 2007
Date of this notice	15 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	10 October 2007
No. of securities held prior to change	As the registered holder 88,167 Ordinary Shares Shd read 133417 As not the registered holder 902,829 Ordinary Shares
Class	Fully paid ordinary shares
Number acquired	2,302
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.85 each
No. of securities held after change	As the registered holder 133,417 Ordinary Shares ✓ As not the registered holder 905,131 Ordinary Shares ✓
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**347,288**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**347,288 Shares were issued pursuant to vesting of Performance Rights on 1 October 2007, the Rules of the Company's Long Term Incentive Plan and the Company's TSR Performance.** **The balance of Performance Rights that had a performance period ending on 1 October 2007, ie 2,942 Rights, have lapsed.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**12 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**89,457,511**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		295,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,195,429	**Performance Rights** Performance Period 1 July 2006 to 1 October 2008 (499,755) Performance Period 1 October 2006 to 1 October 2009 (695,674)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing ordinary shares.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**GRAHAM DAVIE**
Date of last notice	19 January 2007
Date of this notice	15 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	12 October 2007
No. of securities held prior to change	<u>As the registered holder</u> 1,248,715 Ordinary Shares 223,750 Performance Rights <u>As not the registered holder</u> 117,764 Ordinary Shares
Class	
Number acquired	73,955 Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Vesting of Performance Rights at no cost.
No. of securities held after change	<u>As the registered holder</u> 1,322,670 Ordinary Shares 149,169 Performance Rights <u>As not the registered holder</u> 117,764 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	73,955 Shares issued pursuant to shareholders' approval at the 2006 AGM, vesting of Performance Rights on 1 October 2007, the Rules of the Company's Long Term Incentive Plan, and the Company's TSR Performance. 626 Performance Rights with performance period ending 1 October 2007 have lapsed.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KAREN FINLEY
Date of last notice	9 February 2007
Date of this notice	15 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 October 2007
No. of securities held prior to change	68,857 Shares 135,000 RDFAS Unlisted Options 272,475 Performance Rights
Class	
Number acquired	87,555 Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	156,412 Shares 135,000 RDFAS Unlisted Options 184,178 Performance Rights
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	87,555 Shares issued pursuant to vesting of Performance Rights on 1 October 2007, the Rules of the Company's Long Term Incentive Plan and the Company's TSR performance. 742 Performance Rights with performance period ending 1 October 2007 have lapsed.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Executes Five Photo Enforcement Contracts

9 October 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of five photo enforcement contracts in the cities of Forney, Texas; Mountlake Terrace, Washington; South Holland, Illinois; Broussard, Louisiana; and Selmer, Tennessee.

Forney, Texas
Forney is situated in the Dallas/Fort Worth Metroplex, located in Kaufman County, with a population in excess of 10,000. The scope of the program includes red-light enforcement at up to twenty intersections, and has a term of five years, plus two 2-year automatic renewals.

Mountlake Terrace, Washington
Mountlake Terrace, abutting Seattle, is located in Snohomish County with a population in excess of 20,000. The scope of the program includes red-light enforcement at up to ten intersections, and has a term of five years, plus two 2-year automatic renewals.

South Holland, Illinois
South Holland is in a suburb of Chicago, located in Cook County with a population in excess of 20,000. The scope of the program includes red-light enforcement at up to sixteen intersections, and has a term of five years, plus two 2-year automatic renewals.

Broussard, Louisiana
Broussard is adjacent to the City of Lafayette in Lafayette Parish and has a daytime population in excess of 10,000. The scope of the program includes red-light enforcement at up to ten intersections and designated mobile speed locations, with a term of five years, plus two 2-year automatic renewals.

Selmer, Tennessee
Selmer is located in south-western Tennessee and is the County seat in McNairy County. The scope of the program includes combination fixed speed and red-light enforcement at up to ten locations, with a term of five years, plus two 2-year automatic renewals.

"As the largest provider of speed enforcement programs in the USA, Redflex offers the advantages of significant knowledge and proven technologies. We have maintained a positive focus and conveyed a sense of integrity to the industry that has resulted in an increased visibility regarding the public safety benefits that can be achieved with fixed and mobile speed enforcement solutions. We are delighted to be able to harvest the rewards of these labours across the country, including in the south-east US with our new contracts in Tennessee and Louisiana", stated Karen Finley, CEO of RTSI.

Redflex Traffic Systems Inc has contracts with more than 170 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	24 May 2006
Date of this notice	2 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	27-28 September 2007
No. of securities held prior to change	As the registered holder 88,167 Ordinary Shares As not the registered holder 902,829 Ordinary Shares
Class	Fully paid ordinary shares
Number acquired	45,250
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $2.87 each
No. of securities held after change	As the registered holder 133,417 Ordinary Shares As not the registered holder 902,829 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER SAWLEY
Date of last notice	9 February 2007
Date of this notice	26 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 September 2007
No. of securities held prior to change	nil
Class	Fully paid ordinary shares
Number acquired	8,000 in the form of 1,000 American Depository Receipts
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$20.45 for each ADR
No. of securities held after change	8,000 fully paid ordinary shares (1,000 ADRs)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**135,000 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.6484 each**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of unlisted employee options (RDFAS)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**21 September 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
89,110,223	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	**Employee shares fully paid (RDFAI)**
		295,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,545,659	**Performance Rights** Performance Period 1 July 2006 to 1 October 2007 (350,230) Performance Period 1 July 2006 to 1 October 2008 (499,755) Performance Period 1 October 2006 to 1 October 2009 (695,674)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing ordinary shares.**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Redflex Executes Six Photo Enforcement Contracts

21 September 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of six photo red light enforcement contracts which includes the cities of Glendale, California; Oroville, California; Bremerton, Washington; Fife, Washington; Monroe, Washington and Granite Shoals, Texas.

Glendale, California
Glendale is the third largest city in Los Angeles County and has a population in excess of 200,000. This contract was awarded to Redflex resulting from a competitive tender process. This is a one year pilot program with extension opportunities and has a program scope that includes 5 red-light systems.

Oroville, California
Oroville is located in Butte County and has a daytime population in excess of 20,000. The scope of the program includes red-light enforcement at up to ten intersections, with a term of five years, plus two 2-year automatic renewals.

Bremerton, Washington
Bremerton is located in Kitsap County and has a daytime population in excess of 50,000. This contract was awarded to Redflex resulting from a competitive tender process. The scope of the program includes red-light enforcement at up to twelve intersections and fixed and mobile speed enforcement in various designated school zones, with a term of five years, plus two 2-years automatic renewals.

Fife, Washington
Fife is located in Peirce County and has a daytime population in excess of 15,000. The scope of the program includes enforcement at up to twenty intersections, with a term of three years, plus two 1-year automatic renewals.

Monroe, Washington
Monroe is located in Snohomish County and has a population in excess of 15,000. This contract was awarded to Redflex resulting from a competitive tender process. The scope of the program includes red-light enforcement at up to ten intersections and mobile speed enforcement in various designated school zones, with a term of three years, plus two 1-year automatic renewals.

Granite Shoals, Texas
Granite Shoals is located in Burnet County. The scope of the program includes enforcement at up to three intersections, with a term of five years, plus two 1-year automatic renewals.

"With these highly competitive contract awards, Redflex continues to sustain its leading market share position in the key markets of California, Texas and Washington, and maintains its position as the most preferred and selected photo enforcement partner in the USA " said Karen Finely, CEO.

Redflex Traffic Systems Inc has contracts with more than 160 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	17 September 2007
Date of this notice	21 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	17 to 19 September 2007
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,085,140 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	nil
Number disposed	464,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $3.11
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 2,621,140 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On and off market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Pioneers a New State – The State of Louisiana through the provision of Photo Enforcement Services for Jefferson Parish

14 March 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of its latest photo enforcement contract with Jefferson Parish, Louisiana.

Jefferson Parish, Louisiana
Jefferson Parish wraps around New Orleans and stretches from Lake Pontchartrain in the north and extends south to the Gulf of Mexico. It has a fulltime population in excess of 450,000 in a metro area with approximately 1,300,000.

The contract, awarded to Redflex as a result of a competitive Request for Tender process, is for up to 40 intersections and has a term of five years with two two-year automatic renewals.

"Partnering with the state's largest parish in terms of land area is a tremendous opportunity for Redflex. Jefferson Parish will be the first contracted program in the state of Louisiana and being selected from a strong competitive field further validates our strength and our industry-leading reputation for supporting a state's inaugural photo enforcement programs" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 120 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

AGM 2007

16 October 2007

Redflex is pleased to provide Notice of Meeting and Explanatory Statement in relation to the Annual General Meeting to be held on 16 November 2007 at 10.30am.

The attached meeting documents and Annual Report are being sent to shareholders.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Redflex Holdings Limited

ACN 069 306 216

NOTICE OF ANNUAL GENERAL MEETING
Friday 16 November 2007 10.30am

Redflex Holdings Limited (the "Company") will hold its Annual General Meeting at 10.30am on Friday, 16 November 2007 at the Village Roadshow Theatrette, State Library of Victoria, 328 Swanston Street (entry 3, La Trobe Street), Melbourne.

Business

Consideration of Reports

To receive and consider the financial reports and the reports of the Directors and the Auditor for the financial year ended 30 June 2007.

Resolutions

Re-election of Christopher Cooper

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Christopher Cooper who retires in accordance with the Company's Constitution be re-elected a Director of the Company."

Re-election of Robin Debernardi

2. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Robin Debernardi who retires in accordance with the Company's Constitution be re-elected a Director of the Company."

Re-election of Karen Finley

3. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Karen Finley, a Director appointed by the Board on 9 February 2007, who retires in accordance with the Company's Constitution be re-elected a Director of the Company."

Re-election of Roger Sawley

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Roger Sawley, a Director appointed by the Board on 9 February 2007, who retires in accordance with the Company's Constitution be re-elected a Director of the Company."

Remuneration Report

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That the Remuneration Report section of the Directors' Report for the Company for the year ended 30 June 2007 be adopted."

Approval of securities to Mr Graham Davie, CEO

6. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That, approval be given for the purposes of Listing Rule 10.14 for the issue to Graham Davie, being an Executive Director, of 54,083 Performance Rights to acquire at no cost fully paid ordinary shares in the Company under the Redflex Long Term Incentive Plan for Australian Executives (the "Plan"), on the terms contained in the Explanatory Statement attached to and forming part of this Notice, and to issue fully paid ordinary shares in the number, at the time, upon the terms and subject to the conditions contained in the Plan."

Approval of securities to Ms Karen Finley, CEO Redflex Traffic Systems Inc

7. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That, approval be given for the purposes of Listing Rule 10.14 for the issue to Karen Finley, being an Executive Director, of 60,745 Performance Rights to acquire at no cost fully paid ordinary shares in the Company under the Redflex Long Term Incentive Plan for USA Executives (the "Plan"), on the terms contained in the Explanatory Statement attached to and forming part of this Notice, and to issue fully paid ordinary shares in the number, at the time, upon the terms and subject to the conditions contained in the Plan."

By Order of the Board
Marilyn Stephens
Company Secretary
15 October 2007

Redflex Holdings Limited
Annual General Meeting 16 November 2007

Eligibility to vote

The Company has determined that for the purposes of the Annual General Meeting, persons who are registered holders of ordinary shares 48 hours prior to the meeting will be voting members.

Proxies

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on their behalf. Each proxy will have the right to vote on a poll and also to speak at the meeting.
2. A proxy need not be a member of the Company.
3. A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company's share registry for an additional proxy form.
4. Where two proxies are appointed neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the member's voting rights. If the proxy appointments do not specify the proportion of the member's voting rights that each proxy may exercise, each proxy may exercise half of the member's votes.
5. The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person's attorney and, if the appointer is a corporation, in accordance with the Corporations Act 2001 or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.
6. If a proxy form is completed by an individual, or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney must accompany the proxy form unless the Power of Attorney has previously been noted by the Company.
7. To be effective, the proxy form (together with any required supporting documentation (see above)) must be received at the Company's Share Registry in Melbourne no later than 48 hours before the time of the meeting. Proxy forms received after this time will be invalid. Proxy forms may be lodged by facsimile.
8. If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
9. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.
10. Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.
11. Members who do not plan to attend the meeting are encouraged to complete and return a proxy form.
12. A replacement proxy form may be requested from Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford. Vic. Aust 3067
Tel: 1300 850 505 or +61 3 9415 4000
Facsimile +61 3 9473 2555

Corporate Representatives

A corporate shareholder may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act 2001 (Cth) in which case the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The certificate will be retained by the Company.

Annual Report – Online

Redflex's Annual Report for the year ended 30 June 2007 is available on the Company's website at
www.redflex.com.au/report/2007annualreport.pdf

Financial Report

The financial reports and the Reports of the Directors and the Auditor for the year ended 30 June 2007 will be presented for consideration by shareholders. No formal resolution is required on these reports.

1. Re-election of Christopher Cooper

Christopher Cooper, Chairman and Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Cooper appears in the Company's Annual Report.

2. Re-election of Robin Debernardi

Robin Debernardi, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Debernardi appears in the Company's Annual Report.

3. Re-election of Karen Finley

Karen Finley, an Executive Director appointed a Director since the last Annual General Meeting, retires in accordance with the Company's constitution and, being eligible, offers herself for re-election. Information about Ms Finley appears in the Company's Annual Report.

4. Re-election of Roger Sawley

Roger Sawley, a Non-executive Director appointed a Director since the last Annual General Meeting, retires in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Sawley appears in the Company's Annual Report.

5. Adoption of Remuneration Report

The Company's Remuneration Report can be found at Pages 24 to 32 in the 2007 Annual Report. It sets out a range of matters relating to the remuneration of Directors and executives of the Company. A vote on this resolution is advisory only and does not bind the directors or the Company.

6. Approval of securities to be issued to Graham Davie, CEO.

At the date of this Notice Mr Davie is paid a total fixed annual remuneration ("TFR") of $275,600 which represents a 6% increase in his previous TFR of $260,000 which was effective to 1 October 2007. Mr Davie is entitled to receive short term incentive payments at the discretion of the board and, as Chief Executive Officer, is entitled to participate in the Redflex Long Term Incentive Plan for Australian Executives (the "Plan") subject to shareholder approval. The Company seeks shareholder approval for Mr Davie to be issued with Performance Rights and for the Company to issue fully paid ordinary shares in the number, at the time and upon the terms and subject to the conditions contained in the Plan.

On 26 July 2006, when the Plan commenced, the Company announced to the ASX general details of the Plan, information regarding the issue of Performance Rights to Company executives, a proposed issue, subject to shareholder approval, of 149,162 Performance Rights to Mr Davie, and the concept of further issues of Performance Rights to Company executives in October 2006 and annually thereafter. In October 2006, Mr Davie was offered 74,588 Performance Rights and, at the Company's AGM on 30 November 2006, shareholders approved the issue of 223,750 Performance Rights to Mr Davie.

On 28 September 2007, the directors announced to the ASX an amendment to the Rules of the Long Term Incentive Plan for Australian Executives to remove the Company's discretion to settle long term incentive entitlements in cash as an alternative to the primary intention of issuing equity.

The number of Performance Rights contemplated in this resolution is 54,083.

The Plan Rules for Australian executives are posted on the Company's website at www.redflex.com.au/holdings/holdings_governance.htm. To date, under the Plan, the Company has issued or offered to 29 Redflex executives 2,135,708 Performance Rights of which 347,288 have vested, 2,942 have lapsed and 73,731 have been forfeited.

Number of Performance Rights to be awarded
The maximum number of Performance Rights to be issued subject to this resolution is 54,083. This number was calculated by reference to 60% of Mr Davie's annual TFR and the average of the daily closing prices of the Company's shares over the 3 months prior to 1 October 2007 ($3.0575), being the effective date of the commencement of the performance period. The Performance Rights represent a value of $165,359 over a 3 year period.

The actual value of the Performance Rights that Mr Davie will enjoy will depend on the Company's relative total shareholder return, described below, as well as movements in the Company's share price, and may be more or less than $165,359. Shortly prior to the finalisation of this Notice, the Company's share price was $2.87 compared to the closing share price of $3.06 on 2 July 2007 and $2.90 on 28 September 2007 being the last trading day prior to when the Performance Rights were determined.

If, prior to the end of a performance period, Mr Davie ceases to be employed by the Company (except in the case of death, disability or redundancy), then the Performance Rights for that period will lapse.

Having regard to the circumstances of Mr Davie (including the responsibility involved in his office and employment) and the Company, the Directors consider that the Performance Rights represent reasonable remuneration for Mr Davie.

Performance Conditions
The actual number of shares to be granted is determined by the performance conditions of the Performance Rights over the 3-year performance period to 1 October 2010.

The Performance Rights will vest into fully paid ordinary shares on a 1 for 1 basis at no cost to Mr Davie (as is the case with other Redflex executives) subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return ("TSR") performance compared with the TSR performance of a comparator group of companies in the S&P/ASX 300 at the start of the performance period over the same period.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if the Company's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights will vest if the Company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the Company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Other
The 54,083 Performance Rights subject to the resolution represent 0.06% of the Company's share capital of 89,457,516.

It is intended that the Performance Rights will be issued to Mr Davie immediately on shareholder approval being obtained. Any shares the subject of vesting of Performance Rights will be issued within a three year period from the date of shareholder approval.

Mr Davie presently has interests in 1,440,434 shares in the Company and 149,169 Performance Rights.

Voting Exclusion
The Company will disregard any vote cast on Resolution 6 by Mr Davie or any associate of him. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

7. Approval of securities to be issued to Karen Finley, CEO, Redflex Traffic Systems Inc.

At the date of this Notice Ms Finley is paid a total fixed annual remuneration ("TFR") of US$275,000 which represents a 10% increase in her previous TFR of US$250,000 which was effective to 1 October 2007. Ms Finley is entitled to receive short term incentive payments at the discretion of the board and, as Chief Executive Officer of Redflex Traffic Systems Inc, is entitled to participate in the Redflex Long Term Incentive Plan for USA Executives (the "Plan") subject to shareholder approval. The Company seeks shareholder approval for Ms Finley to be issued with Performance Rights and for the Company to issue fully paid ordinary shares in the number, at the time and upon the terms and subject to the conditions contained in the Plan.

On 26 July 2006, when the Plan commenced, the Company announced to the ASX general details of the Plan and information regarding proposed issues of Performance Rights to Company executives. Ms Finley was appointed a director on 9 February 2007 and therefore shareholder approval was not required for any issue of Performance Rights to Ms Finley prior to the issue contemplated in this resolution.

The number of Performance Rights contemplated in this resolution is 60,745. If shareholder approval is not obtained, then Ms Finley will be provided with monetary equivalent rewards based on the Plan hurdles as per all USA executives.

The Plan Rules for USA executives are posted on the Company's website at www.redflex.com.au/holdings/holdings_governance.htm. To date, under the Plan, the Company has issued or offered to 29 Redflex executives 2,135,708 Performance Rights of which 347,288 have vested, 2,942 have lapsed and 73,731 have been forfeited.

Number of Performance Rights to be awarded
The maximum number of Performance Rights to be issued subject to this resolution is 60,745. This number was calculated by reference to 60% of Ms Finley's annual TFR and the average of the daily closing prices of the Company's shares over the 3 months prior to 1 October 2007 ($3.0575), being the effective date of the commencement of the performance period. The Performance Rights represent a value of $185,728 over a 3 year period.

The actual value of the Performance Rights that Ms Finley will enjoy will depend on the Company's relative total shareholder return, described below, as well as movements in the Company's share price, and may be more or less than $185,728. Shortly prior to the finalisation of this Notice, the Company's share price was $2.87 compared to the closing share price of $3.06 on 2 July 2007 and $2.90 on 28 September 2007 being the last trading day prior to when the Performance Rights were determined.

Having regard to the circumstances of Ms Finley (including the responsibilities involved in her office and employment) and the Company, the Directors consider that the Performance Rights represent reasonable remuneration for Ms Finley.

If, prior to the completion of a performance period, Ms Finley ceases to be employed by the Company (except in the case of death, disability or redundancy), then the Performance Rights for that period will lapse.

Performance Conditions
The actual number of shares to be granted is determined by the performance conditions of the Performance Rights over the 3-year performance period to 1 October 2010.

The Performance Rights will vest into fully paid ordinary shares on a 1 for 1 basis at no cost to Ms Finley (as is the case with other Redflex executives) subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return ("TSR") performance compared with the TSR performance of a comparator group of companies in the S&P/ASX 300 at the start of the performance period over the same period.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if the

Company's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights will vest if the Company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the Company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Other

The 60,745 Performance Rights subject to the resolution represent 0.068% of the Company's share capital of 89,457,516 ordinary shares.

It is intended that the Performance Rights will be issued to Ms Finley immediately on shareholder approval being obtained. Any shares the subject of vesting of Performance Rights will be issued within a three year period from the date of shareholder approval.

Ms Finley presently has interests in 156,412 shares and 135,000 unlisted options in the Company, and 184,178 Performance Rights.

<u>Voting Exclusion</u>

The Company will disregard any vote cast on Resolution 7 by Ms Finley or any associate of her. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

REDFLEX
HOLDINGS

Redflex Holdings Limited
ABN 96 069 306 216

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001 000 RDF
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Redflex Holdings Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at Village Roadshow Theatrette, State Library of Victoria, 328 Swanston Street (entry 3, La Trobe Street), Melbourne on Friday, 16 November 2007 at 10.30am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	Re-election of Christopher Cooper as a Director			
Resolution 2	Re-election of Robin Debernardi as a Director			
Resolution 3	Re-election of Karen Finley as a Director			
Resolution 4	Re-election of Roger Sawley as a Director			
Resolution 5	Remuneration Report			
Resolution 6	Approval of securities to Graham Davie, CEO			
Resolution 7	Approval of seccurities to Karen Finley, CEO Redflex Traffic Systems Inc			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

RDF 13PR +

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's Share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's Share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's Share registry or at: **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30am on Friday, 16 November 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Share Registry Computershare Investor Services Pty Limited,
BY FAX	61 3 9473 2555

R[illegible]mited
AB[illegible]306 216

computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

000001 000 RDF
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Redflex Holdings Limited

ACN 069 306 216

QUESTIONS FROM SHAREHOLDERS

Annual General Meeting Friday 16 November 2007, 10.30am

Your questions or concerns as a shareholder are important and we encourage you to raise them with us. Please use this form to submit questions which may be directed to:

- Management of the company regarding Redflex Holdings Limited generally and/or
- Ernst & Young, the company's auditor, regarding the content of its Audit Report or the conduct of its audit of the company's financial statements for the year ended 30 June 2007.

We will endeavour to respond to as many of the most frequently asked questions as practicable during the meeting as part of the Chairman's and Chief Executive Officer's addresses.

Questions should be submitted no later than 5:00pm Tuesday 30 October 2007 as follows:

By fax to: +61 3 9699 3566
By mail to: PO Box 720, South Melbourne. Victoria, Australia, 3205
By email to: marilyn.stephens@redflex.com.au

Question(s)

- ______________________________

____

____

- ______________________________

____

____

- ______________________________

____



Making a **safer** world



REDFLEX
HOLDINGS

edflex Holdings Li

N 96 069



PROFITABLE PERFORMANCE FROM CONTINUING OPERATIONS

- Revenue increased by 29% from $54.1 million to $70.0 million
- Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA), was significantly higher at $25.7 million compared to $17.0 million for the previous year
- Net profit before tax of $11.1 million compared to a profit of $5.5 million for the previous year

FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS	Actual FY07	Actual FY06
Revenue ($m)	70.0	54.1
Earnings before interest, taxation, depreciation and amortisation ($m)	25.7	17.0
Operating profit after tax ($m)	7.5	4.1
Weighted average number of shares (million)	89.0	86.9
Basic earnings per share (cents)	8.44	4.71
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	29.0	19.4

FINANCIAL POSITION		
Current assets ($m)	36.8	48.0
Non-current assets ($m)	22.1	64.7
Current liabilities ($m)	14.7	14.0
Non-current liabilities ($m)	27.9	27.8
Shareholders equity ($m)	66.3	70.9

CONSOLIDATED RESULTS

CONTRACTED CITIES IN USA


2007
146
2006
87
2005
61
2004
58

INSTALLED BASE OF CAMERAS IN USA


2007
877
2006
667
2005
463
2004
301

CONTRACTED STATES IN USA


2007
18
2006
16
2005
2004

REVENUE FROM CONTINUING OPERATIONS ($AU)


2007
$70.0M
2006
$54.1M
2005
$37.9M

EBITDA GROWTH FROM CONTINUING OPERATIONS ($AU)


2007
2006
$17.0M
2005
$14.0M

NET PROFIT BEFORE TAX FROM CONTINUING OPERATIONS ($AU)


2007
$11.1M
2006
$5.5M
2005
$7.1M


We believe that Redflex's future
is a bright one.

We believe that Redflex's future is a bright one. We can all be justly proud of our product range and particularly the positive community benefits that are generated.

FELLOW SHAREHOLDERS

I am extremely pleased to advise that our company appears to be very much moving in the right direction. The past 12 months have, in general terms, been highly successful for the Redflex team. Whilst the company remains a high growth/high potential entity, it is fair to say that it has now achieved a significant level of maturity and stability. Such a position has taken a significant time to achieve - this year marking the 10th anniversary of our company's listing on the ASX.

During the financial year just passed essentially all the standard measures of financial performance saw new records set. More particularly, dramatic growth was recorded in the company's revenues, cash flows, pre-tax profits and post-tax profits. Particularly pleasing was the fact that our record-breaking financial performance was achieved largely through our USA operations despite the fact that currency exchange rate variations over the year were significantly adverse from the company's viewpoint. Underpinning this financial growth was a record rate of new installations in the USA market. Such rate of installations continues to grow strongly and as of now the company is approaching 1,000 installations throughout the USA far exceeding all competitors. It is anticipated that during the 2007/2008 financial year, well in excess of 300 additional systems will be installed across the USA. We now have contracts in place in over 160 jurisdictions. Such ongoing growth in our installed base can logically only serve to enhance our financial performance in the years to come.

Certainly one of the most significant milestones in recent times has been the decision to declare, for the first time ever, a dividend for the company's shareholders. More specifically, a fully franked dividend of 3.5 cents per share has been declared, due to be paid on the 2 November 2007. Such dividend will be payable either as a cash dividend or, for shareholders based in Australia/New Zealand, by way of a dividend reinvestment plan enabling shareholders to participate further in the company's growth story without incurring brokerage or other transactional costs. The terms of the dividend reinvestment plan provide for shares to be issued at a discount to the market, this year set at 5%, further enhancing the attractiveness of the plan. It should be noted that the Board's policy, at this stage, will be for the company to pay a single dividend only each year rather than half-yearly. Such a policy will serve to generate significant financial savings for the company. Hopefully all shareholders will agree that the company evolving to a dividend paying status is a highly significant and very positive milestone in our corporate history.

Another significant corporate achievement during the year was the divestment of the Communications Division. The significance of such division to the company had clearly, in a relative sense, declined greatly over recent years. There was essentially unanimous belief by those close to the company that we would be better served by concentrating on the company's core business in the public safety arena - more particularly in photo enforcement of motor vehicle road laws. The divestment of the Communications Division ultimately proved to be a lengthy and time consuming process. Pleasingly, we were able to move the Division onto new owners as a going concern albeit with a balance sheet write-down being required.

During the year the Board was pleased to welcome two new directors - Karen Finley and Roger Sawley. Karen heads up our USA operation from the Scottsdale office and, with her American team, has done a great job in driving the American business. Her appointment to the Board constitutes well-earned recognition of her efforts. Roger, also based in the USA, has joined the Board in a non-executive capacity. His skill set includes an Australian upbringing and education in engineering with many years of subsequent residence in the United States working in the American investment industry. Such skills have proven invaluable to the company particularly when combined with Roger's propensity for conscientiousness and congeniality. His contribution has been and will continue to be greatly appreciated.

We believe that Redflex's future is a bright one. We can all be justly proud of our product range and particularly the positive community benefits that are generated. On behalf of all shareholders, I take the opportunity to formally record our appreciation of the diligence and loyalty of our staff.



Christopher Cooper

Chairman

The financial year ended 30 June 2007 has seen tremendous growth in sales in the USA and an excellent performance for our Australian operations.

REVIEW OF OPERA[illegible]

The financial year ended 30 June 2007 has seen tremendous growth in sales in the USA and an excellent performance for our Australian operations. The profitable performance builds on our performance in prior years and reflects the growth in our business.

We have retained and strengthened our leading position in our American market with record sales and record rollout of new cameras. We also have made significant inroads into the global market from our base in Australia.

HIGHLIGHTS FOR THE YEAR

Highlights for the 2007 financial year have been:

PROFITABLE GROUP PERFORMANCE

Continuing operations showed:

- An increase in revenue from $54.1 million to $70.0 million.
- An increased Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) from $17.0 million to $2[illegible].7 million.
- An increase in Net Profit Before Tax (NPBT) from $[illegible] million to $[illegible] million.
- An increase in Net Profit After Tax (NPAT) from $[illegible] million to $7.[illegible] million.
- As anticipated previously the EBITDA from the USA based business is approximately in line with the capital expenditure incurred for new camera installations. The rate of roll-out of new cameras will determine what additional capital expenditure funding will be required.
- The Bank of Montreal, Harris Bank, has extended Redflex's facility in the USA to US$2[illegible] million.

USA OPERATIONS

HIGHLIGHTS

- Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced traffic photo enforcement systems in the USA.
- An increase of 41% in Traffic revenue from US$31.3 million to US$44.3 million.
- 286 new camera systems installed and operational taking the total to 877 at year end after allowing for 25 that were removed from service.
- 59 new contracts signed with cities in the USA from 1 July 06 to 30 June 07 plus a further [illegible] contracts to 29 August 2007.
- Contracts in three new states in the USA over the financial year and a further new state subsequent to year end.
- Ongoing R&D investment in new technology developments that continue to place Redflex at the forefront of the industry including a browser based processing module which provides the ability to open remote processing facilities.


Building a global business.


All Redflex innovations have resulted in significant savings, life savings.

In the USA, Redflex Traffic Systems now has contracts with 167 cities across 19 states.



NEW CONTRACTS

In the USA, Redflex Traffic Systems now has contracts with 167 cities across 19 states (as of 21 September 07). New contracts were signed in the following 85 cities and authorities from 1 July 2006 to the date of this report:

Moultrie GA
St. Peters MO
El Paso TX
Lancaster CA
Hapeville GA
Riverside CA
Prescott Valley AZ
Grand Prairie TX
Walnut CA
Tifton GA
University Park TX
Farmers Branch TX
Moses Lake WA
Montebello CA
SeaTac WA
Longview TX
Harlingen TX
Oak Lawn IL
Richland Hills TX
Menlo Park CA
Coppell TX
Kingsport TN
Sioux City IA
Marshall TX
Rio Vista CA
Northfield IL
Commerce CA
Terrell TX
Burlingame CA

Redding CA
Corpus Christi TX
Jefferson Parish LA
Hannibal MO
Burbank IL
Evergreen Park IL
Lyons IL
Lancaster TX
Olympia Fields IL
Salem OR
Tacoma WA
Alsip IL
Grand Terrace CA
Elk Grove CA
Lafayette LA
Redwood City CA
N Riverside IL
N Chicago IL
McKinney TX
Albany OR
Wentzville MO
Pinal County AZ
Montgomery County TX
Lake Jackson TX
Saugus MA
N. Richland Hills TX
Dalworthington Gardens TX
Daly City CA
Mountains Recreation and Conservation Authority CA

Oak Ridge North TX
Tempe AZ*
New Lennox IL*
Moreno Valley CA*
Columbus MS*
Lewisville TX*
Northlake IL*
St Charles IL*
Edmundson MO*
Hurst TX*
Bedford TX*
Baker LA*
Mesquite TX*
Killeen TX*
Allen TX*
Haltom TX*
Southlake TX*
Tomball TX*
Roanoke TX*
Star Valley AZ*
Arizona Department of Pu
Glendale CA*
Oroville CA*
Bremerton WA*
Fife WA*
Monroe WA*
Granite Shoals TX*

* Contracts signed since 1 July 2007

In addition, contract renewals have been executed in many long term partner cities. Specifically, the cities of Fort Collins, Colorado; Garden Grove, California; Culver City, California and Chandler, Arizona all renewed their contracts for multiple years. Additionally the city of El Paso, Texas recently amended its one year pilot program contract to a five year plus 5 year renewal option contract for up to 60 systems.

As well, Redflex was successful against one of its competitors in a head-to-head program trial in the City of Corpus Christi, Texas which was a huge testament to Redflex's service and technical abilities.

SALES AND MARKETING

The 59 new contracts won during the financial year compared to 26 in the prior financial year is indicative of acceleration in the emerging opportunities and validation of photo enforcement acceptance across the US.

The sales team continued to grow during the year adding key resources to target market areas in the mid-west and Texas. The inroads achieved in the emerging Illinois market with 6 new contracts in that state over the financial year is a significant start to developing a larger presence in a key market. We also have a greater attention on the southeast United States focusing on Louisiana, Mississippi and Tennessee. As the State of Virginia begins to gear up to get back into the photo enforcement arena this regional attention aligns well with growth opportunities in that state.

The use of external consultants/lobbyists to assist with the sales effort in targeted regions continued in the past financial year and with this we expect the levels of contract capture to remain consistent in 2008 using both direct and indirect sales forces.

Another key development during the financial year was the addition of a Vice President of Marketing to handle company branding, public relations, governmental affairs and new product development. This position is instrumental in managing the public education and awareness on the benefits of these important safety programs, while underpinning our commitment to advancing new products in the photo enforcement field.

...ATIONS

...2007 witnessed the greatest number of installed ... industry with 235 systems activated. The installation base continues to grow with:

- 667 systems installed at 30 June 2006;
- 770 systems installed at 31 December 2006;
- 877 systems installed at June 30 2007 after allowing for deactivated systems in Paramount, Virginia Beach, Culver City and Scottsdale).

The number of installed systems includes cameras that may not be generating revenues for reasons including warning periods, delays in going live, legislative issues, road work, or maintenance actions.

GROWTH INITIATIVES DURING THE PERIOD

This past financial year brought with it the opportunity for Redflex to showcase new enforcement products; first it was able to build on its railroad crossing experience in Australia to enforce railroad crossings in Grand Prairie, Texas. This has generated much interest from the major railroad companies wanting to expand the REDFLEXrail enforcement solution across the United States. Soon the video clip associated with the infraction will include a full audio component.

Another exciting new product release was stop sign enforcement in the Mountains Recreation and Conservation Authority in Southern California. Using existing technology Redflex US developed a solution to enforce the running of stop signs in mountain parks that are situated in the Los Angeles area. Many drivers use the parks as cut throughs across the city to avoid the congested Los Angeles freeways. It is the first of its kind in the US and is wireless, solar powered and compact.

OPERATIONAL ACCOMPLISHMENTS

Redflex implemented its first browser based processing module, an initiative that provides redundant processing capabilities while allowing us to open remote processing centres in large cities that require this capability (ie Chicago). In addition, this processing redundancy is a major component of the overall corporate disaster recovery plan.

The rollout of Oracle Financials, a world class accounting, inventory, and materials management system was a tremendous achievement in the financial year just completed. Months of planning and system design from all affected departments culminated in the January 1 implementation. This new system provides Redflex the ability to more efficiently and effectively manage purchase order control / handling, optimization of inventory levels, more efficient shipping and receiving functionality, metrics and results tracking.

The US production team has pushed the standard 6 week design and build of speed vans to a 2 week turn around. This has been accomplished through more efficient project management, leverage of existing resources, pre-build of key components, and more standardized applications. Operationally this achievement means the ability to begin initial warning periods in new speed van cities in a more timely manner.

National Law Enforcement Telecommunications System (NLETS) lookup automation was completed this year providing Department of Motor Vehicles (DMV) information on all 50 states. The integration was extended to include full lookup automation compared to the previous NLETS link, which was a manual process. The system now automatically submits requests to the NLETS system and populates the database with the requisite DMV information. Considering the number of violations viewed by the back office this has resulted in a reduction in processing times by 14hrs/day or a saving of 1.75 full time employees.

Creating safer communities.



With every new city we sign, a customized back office is developed. During FY07, 36 such back offices were developed and implemented. A lot of work and coordination amongst the internal departments goes into this to make it happen, from business rules defined with customers, to coding, through testing and implementation. We have consistently kept ahead of the fast field construction pace and have the capability to develop, implement and test 10 new back office systems per month.

Overall, we saw an increase in headcount over the financial year of 35%.

LEGISLATIVE ENVIRONMENT

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them.

As a result of these and other issues we currently have approximately 8% of our installed base of cameras not generating revenue. We expect to have that percentage reduce over the year ahead. To put this in context, these cameras represent less than 3 months of construction at our current rollout rate. Of course they also represent underperforming capital, which is a serious concern and why we continue to remain actively involved in seeking legislative and/or legal remedies with cities.

As more cities become comfortable implementing photo enforcement programs, the more problematic situations, such as that experienced in Minneapolis, get raised. Based on this there has been a need for ongoing investment into legal and legislative activities during the financial year. Furthermore, as the competitive landscape becomes more aggressive the use of lobbyists to assist in the sales effort and to provide input into legislative outcomes that could affect the photo enforcement business becomes a normal and recurring business expense. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation that will continue in an effort to head off program shut downs.


Another year of world
first innovations.

AUSTRALIAN AND GLOBAL OPERATIONS

It has been another strong year for the Australian Traffic business, which provides photo enforcement products and services for the Australian market and to the rest of the world. Significant orders have been won, critical projects have been delivered and important milestones have been achieved.

HIGHLIGHTS

- Record revenue and profitability
- Sales to all states in Australia
- The signing of a major new contract with Qatar (announced July 2007)
- Activation of the Hume Highway Point-to-Point speed system for live operations.
- Continued technology and product development.
- Railway Crossing Enforcement implemented in Victoria, Western Australia and the USA.

SOUTH AUSTRALIA

Redflex was awarded the contract to supply Red-light/Speed Cameras to South Australia and the associated back-office ticket processing system. This was a new state for Redflex and an important win for the Company. The project has been successfully completed and we have subsequently received orders for additional cameras to be installed throughout the state.

NEW SOUTH WALES

Redflex continues to work closely with the Roads and Traffic Authority of NSW. Redflex installed next generation Bus Lane Enforcement Cameras throughout the Sydney Central Business District. The systems are small and unobtrusive and blend in with the city streetscape. Redflex was also contracted to install 21 School Zone Speed Cameras. This was the first stage of the Roads and Traffic Authority 2007 School Zone Safety Program to protect high risk schools throughout the State. Redflex subsequently received a second stage order for a further 7 School Zone Speed Cameras. The team was also contracted to install speed cameras in the Lane Cove tunnel and 6 next generation Toll Enforcement Cameras for the Sydney Harbour Tunnel.

Also in New South Wales, Redflex was awarded the contract for the Target Vehicle Surveillance System for the enforcement of border crossings with Queensland to prevent the introduction of cattle ticks. There are seven border crossings between Queensland and NSW in the tick affected area. These crossings require monitoring of all vehicles, heading in a southbound direction, to identify "vehicles of interest". Investigation is then initiated of vehicles suspected of transporting livestock in possible contravention of the NSW Stock Diseases Act.

VICTORIA

In Victoria, a significant technical milestone was achieved with the go-live of the Point-to-Point system on the Hume Freeway. These cameras use optical character recognition to record the number plate of a vehicle as it passes the first camera, which is then compared with an image of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit is then prosecutable. The system is the longest average speed enforcement system in the world and is very successful at long distance enforcement. Redflex's system is world-leading technology and a significant achievement by the Company. Also in Victoria, the first and second stages of the new order for Red-light/Speed cameras are operational.

WESTERN AUSTRALIA

The Redflex Traffic Systems Image and Infringement Processing System (IIPS) has been operational in Western Australia since the beginning of the year. The IIPS system is Redflex's state-of-the-art ticket processing software. It issues tickets for speeding, red light running and on-the-spot fines detected throughout the State.

QATAR

Overseas, Redflex achieved a significant milestone with a large order for 86 camera systems for Qatar. The systems are to be installed at key intersections in the capital Doha. Already, another order has been received for an additional 2 camera systems, with further expansions in the program possible. Redflex is very pleased to be working closely with the Qatari's on their world-leading traffic safety camera program.

RESEARCH AND DEVELOPMENT

In Research and Development, Redflex collaboration in an extensive trial of Railway Crossing Enforcement Cameras in Victoria has spearheaded their installation at dangerous rail crossings in Western Australia and at rail crossings at the Victorian docks. Redflex has now installed our first Railway Crossing Enforcement Camera in the USA, with an order for Grand Prairie, Texas.

MANUFACTURING

Redflex manufacturing in Australia continues to grow, meeting the increased installation rate of our United States operation and the continuing growth in our world-wide markets.

COMMUNICATIONS BUSINESS DIVESTED

The Communications business was divested to LongReach Group on 30 November 2006. An initial payment of $4 million was received at the time of completion of the divestment and a further payment of approximately $1.2 million was received in September 2007. This final payment was determined by the application of a formula which takes into account the performance of the division for the past three years. The below budget performance over the 2007 financial year led to a lower price than may have been expected had the operation met its budget for the year.

The division appears in the 2006/2007 financial year accounts as a discontinued operation. Following the divestment, the division will have no further impact on the accounts of the Redflex Group.

INITIAL DIVIDEND AND DIVIDEND REINVESTMENT PLAN

Directors have decided that it is appropriate to issue the first dividend for the company, and also to institute a Dividend Reinvestment Plan.

The dividend recognises that the company is now generating sufficient sustainable cash flow from operations to justify a dividend and to enable franking credits to be distributed to the predominantly Australian shareholder base.

OUTLOOK

We will continue our focus on the North American market and expect to see excellent growth in that market. We currently have around 50% of the market and have been winning business at a rate that is greater than all of our competitors combined. The committed work under the large number of new contracts won over the 2007 financial year positions us well for the year ahead.

We intend to install well in excess of 300 new camera systems in the USA in FY08 and see opportunities to accelerate the growth further in future years. Our assessment that the US market could grow to represent a multi-billion dollar industry as it builds out remains unchanged. We continue to believe that Redflex is in the premier position to capture a significant proportion of that growth.

The opportunities globally appear to be growing and we are well positioned with products, financial strength and backing, credibility and capability to capitalise on that market growth.

AMERICAN DEPOSITARY RECEIPTS

The ADR program in the USA has been in operation since April 2005. The program provides a vehicle for US based investors to acquire a security that is traded in the US market. Each ADR corresponds to 8 Redflex ordinary shares in Australia, and the ADRs trade as RFLXY on the Over The Counter (OTC) market in the USA. A relatively small number of ADRs has been issued by the Bank of New York; however the number of ADRs on issue is not representative of the investment interest from the USA. Most institutional investors in the USA are free to invest directly in the Australian market.

THANKS

I take the opportunity to thank those people and organizations that have contributed to the success of the Redflex Group. Firstly to staff for their dedication and commitment without whom the company could not have achieved what it has. Also, thank you to our customers, suppliers, financiers, advisers, and shareholders, and to my fellow board members for their energy dedication and availability throughout the year. It has been an interesting year and Redflex is well positioned for better years in the future. We look forward to delivering enhanced shareholder returns as the promise of the market in which we operate continues to be realised.

[illegible]

Chief Executive Officer

28 September 2007


Together we grow.

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2007.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.



[illegible] CHRISTOPHER COOPER - L.L.B., B.COM. - (NON-EXECUTIVE CHAIRMAN)

Mr Cooper has practised as a barrister and solicitor since 1977. He has been involved in commercial [illegible] estate development and investment management as well as being an owner and operator of aged care [illegible] facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant [illegible] portfolios and a director and manager of numerous private investment companies and [illegible]. During the last three years Mr Cooper has not been a director in any other listed public companies.



[illegible] (NON-EXECUTIVE DIRECTOR)

Mr Debernardi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernardi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland. He brings substantial experience in assisting companies involved in high growth phases of their development, and currently carries the role of Chairman of the Redflex Remuneration Committee, a key role in the future development of the company. During the last three years Mr Debernardi has not been a director in any other listed public companies.



[illegible] DIRECTOR)

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 199[illegible] following 1[illegible] years investment banking and stockbroking experience both in Australia and internationally. Mr Lewinsky has undertaken a range of corporate finance transactions and managed a number of major projects for the boards and shareholders of public, private and government organisations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 1[illegible] years Mr Lewinsky has held a number of board and audit committee appointments for public, private and government organisations. He is Chair of the Audit Committee of the Victorian Government's Department of Primary Industries and was a member of the Audit Committee of the Department of Infrastructure until 17 July. During the last three years, Mr Lewinsky held a position as a non-executive director of Australian Wealth Management Limited, a publicly listed company (February 2005 to May 2006) and is a non-executive director of Tower Australia Group Limited since December 2006.



GRAHAM DAVIE - BSC, GRAD DIP MIL AV - (CHIEF EXECUTIVE OFFICER)

Mr Davie is the Chief Executive Officer of the Group and previously held the position of Managing Director of the Communications business. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a director in any other listed public companies.



KAREN FINLEY - CHIEF EXECUTIVE OFFICER REDFLEX TRAFFIC SYSTEMS INC

Appointed 9 February 2007

Karen Finley is President and CEO of Redflex Traffic Systems Inc in Scottsdale, Arizona. She was appointed to that position in 2005 having started with Redflex as director of operations in 1998 when the company had only three USA contracts. She successfully ushered the business through enormous expansion during which it has grown to over 200 employees and increased revenue by 15 fold, and she has an extensive knowledge of the business, its competitors and the markets in which it operates.

Ms Finley was born in Columbus, Ohio, and spent most of her youth in Colorado. Before joining Redflex, Ms Finley was director of corporate services for Scottsdale Insurance Company. Ms Finley earned her bachelor's degree in business management from the University of Phoenix and also attended the Center for Creative Leadership in San Diego. Ms Finley lives in Cave Creek Arizona, and is currently pursuing her Masters in Finance. During the last three years Ms Finley has not been a director in any other listed public companies.



ROGER SAWLEY - B ENG (MECH), M ENG (MECH)

Appointed 9 February 2007

Roger Sawley was born and educated in Australia and now resides on the West Coast, USA. He moved to the USA in 1966 to join the internationally recognised consulting, research and development firm of Bolt Beranek and Newman Inc (BBN) where he obtained and managed government and corporate contracts and specialized in the field of noise and vibration control. He then managed the New York office of BBN. After leaving BBN he led the successful turnaround of two manufacturing companies before moving into the arena of capital markets.

Mr Sawley has accumulated broad ranging experience and networks in business management, capital markets and engineering. He has held senior positions for relationships with major institutional clients for such firms as A G Edwards & Sons Inc, CIBC Oppenheimer & Co Inc and Jefferies and Company Inc, where he managed the firm's relationships with its many Australian clients. Mr Sawley currently consults to private companies in the raising of capital. During the last three years Mr Sawley has not been a director in any other listed public companies.

BRUCE HIGGINS - B ENG (ELEC), MBA, FAICD — (NON-EXECUTIVE DIRECTOR)

Mr Higgins was a Non-executive director to 30 November 2006.

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At the date of this report, directors' interests in the share capital of Redflex Holdings Limited were:

	Relevant Interest over Ordinary Shares	Number of Performance Rights over Ordinary Shares	Number of Options (RDFAS) over Ordinary Shares
Christopher Cooper	990,996	0	0
Robin Debernardi	2,786,464	0	0
Peter Lewinsky	44,716	0	0
Graham Davie	1,366,479	223,750	0
Karen Finley	68,857	272,475	135,000
Roger Sawley	8,000	0	0

COMPANY SECRETARY - MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the Australian Stock Exchange in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 9 years.

DIVIDENDS

Directors have decided that it is appropriate to declare an inaugural fully franked dividend of 3.5 cents per share (2006: Nil).

A Dividend Reinvestment Plan was announced to the market in February 2007.

Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007.

Unrecognised amounts

These amounts have not been recognised as a liability in 2007 but will be brought to account in 2008.

	Cents	$'000
Final dividend proposed on ordinary shares	3.5	3,114

PRINCIPAL ACTIVITIES

The principal activities during the financial year of entities within the consolidated entity were:

1. Red light and speed photo enforcement systems and back office processing services for cities and other municipalities within the USA by Redflex Traffic Systems Inc, and
2. Continuing development and commercialisation of traffic image processing software and associated traffic violation management systems and hardware by Redflex Traffic Systems Pty Ltd.

Other than the divestment of the Communications business disclosed in the financial report as a discontinued operation (Note 10), there has been no other significant change to these activities during the year.

OPERATING AND FINANCIAL REVIEW

GROUP OVERVIEW

Redflex Holdings Limited has been in business since 1995 and was listed on the ASX in February 1997. Originally the company was involved in a number of research and development activities and over the last five years has focused on the two lines of technology which form the principal activities of the business described above. Over the last several years, the digital Traffic camera photo enforcement business has been highly successful, with Redflex enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM) that is now contracted in more than 160 cities over 19 states within the USA. The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from its programs with these USA cities.

Within Australia, the company also operates a digital Traffic camera photo enforcement business that derives its revenue from the supply to world markets of camera and back office products and services.

During the year, the Group disposed of Redflex Communications Systems Pty Ltd. The sale was consummated effective from 1 December 2006, with a final payment of $1.2 million paid in mid September 2007.

The Traffic operations are now the core business for the company with full focus and resources of the company now able to be applied to the digital traffic camera photo enforcement business.

TRAFFIC HIGHLIGHTS

Revenue for the red light and speed photo enforcement business increased 29% to $70.0 million from $54.1 million in the previous financial year. The Traffic division achieved a pretax operating profit of $14.1 million (excluding head office charges), compared with the $8.6 million in the previous financial year.

The company also recorded a write-down on plant & equipment of $984,000 relating to non-recoverable assets arising from deactivated cameras and program closures. In the previous financial year the company recorded an impairment charge of $550,000 pertaining to non-revenue producing cameras in some programs within our USA Traffic business.

The cash generation from this business unit is evidenced by a 40% increase in EBITDA up from $20.5 million to $28.8 million excluding head office charges.

Redflex Traffic Systems USA business

Redflex Traffic Systems Inc (RTSI), based in Scottsdale Arizona, is the largest provider of digital red light photo enforcement services in the USA, and operates within the large and diverse USA market via a Build Own Operate and Maintain (BOOM) business model.

The number of USA cities under contract since 30 June 2006 increased from 87 cities to 146 as at 30 June 2007, spread across 19 states, including 4 new States. Installed photo enforcement systems increased from 667 to 877 at year end, including 235 systems constructed, less 25 systems decommissioned due to legislative restrictions and city requirements). 103 systems were installed in the first half of the financial year and 132 in the second half of the financial year.

Recurring revenue increased 34% to US$41.9 million (AU$53.1 million equivalent) from US$31.3 million (AU$40.1 million equivalent) in 2006, arising predominantly from a 32% increase in the installed camera base.

Legislative Environment

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them.

As a result of these and other issues we currently have approximately 8% of our installed base of cameras not generating revenue, however we expect that percentage to reduce over the year ahead. To put this in context, these cameras represent less than 3 months of construction at our current rollout rate. The underperforming capital this represents is of serious concern to the company and why we continue to be actively involved in seeking legislative and/or legal remedies.

As more cities become comfortable implementing photo enforcement programs, the more problematic situations, such as that experienced in Minneapolis, get raised. Accordingly there has been a need for ongoing investment into legal and legislative activities during the financial year. Furthermore, as the competitive landscape becomes more aggressive, the use of lobbyists to assist in the sales effort and to provide input into legislative outcomes that could affect the photo enforcement business becomes a normal and recurring business expense. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation that will continue in an effort to head off program shut downs.

The significant resources that Redflex Traffic Systems Inc has invested in the development of new camera system technologies during the year related to both road based and non intrusive detection for speed, red light applications, and high resolution digital camera systems that lead the market in system performance.

Redflex Traffic Systems Pty Ltd Traffic business - (Non-USA - Australia, Europe, Asia and South Africa)

In Australia, Redflex is the market leader for photo enforcement products and the revenue generated from sales of camera systems to third party customers increased 16% to $13.5 million from $11.6 million in the prior year. The company manufactured over 350 camera heads for use in the RTSI USA BOOM business.

Highlights for the year included:

- Record revenue and profitability
- Sales to all states in Australia
- The signing of a major new contract with Qatar (announced July 2007)
- Activation of the Hume Highway Point-to-Point speed system for live operations.
- Continued technology and product development.
- Railway Crossing Enforcement implemented in Victoria, Western Australia and the USA.

Our development program continues to target development of products to maintain and extend our competitive position. The number of systems and software supported under maintenance contracts in Australia has grown significantly and now represents approximately 25% of our Australian revenue base.

DIVESTMENT OF REDFLEX COMMUNICATIONS SYSTEMS

The Communications business was divested to LongReach Group in December 2006. An initial payment of $4 million was received at the time of completion of the divestment and a further payment of approximately $1.2 million will be received in September 2007. This final payment is determined by the application of a formula which takes into account the performance of the division for the past three years. The below budget performance over the 2007 financial year led to a lower price than may have been expected had the operation met its budget for the year.

The division appears in the 2006/2007 financial year accounts as a discontinued operation. Following the divestment, the division will have no further impact on the accounts of the Redflex Group.

OPERATING RESULTS FOR THE YEAR

Net profit from continuing operations including losses on disposal of property, plant and equipment is $7.5 million (2006: 4.10 million) representing an 82.9% increase from last year (see the table presented below).

The company showed revenue from continuing operations of $70.0 million which was 29% up on the previous financial year (2006: $54.14 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business. The consolidated operating profit of the consolidated entity for the year ended 30 June 2007 after income tax was $3,239,000 (2006: $8,277,000).

The operating loss of Redflex Holdings Limited for the year ended 30 June 2007 after income tax was $512,000 (2006: $131,000).

Pro forma results of continuing operations, excluding the effect of the non-recurring impairment charge and write-offs attributable to decommissioned camera systems within the USA are reconciled as follows:

Net Profit after tax	2007 $'000	2006 $'000	% change
Net profit from total operations before asset write-down's and impairment loss	4,223	8,827	
Net (profit) loss from discontinued operation	4,262	(4,183)	
Less Impairment loss	(984)	(550)	
Net profit from continuing activities	7,501	4,094	67.7%

Summarised operating results are as follows:

Business Segments	2007 $'000	2006 $'000
Redflex Traffic Systems Inc	56,223	41,956
Redflex Traffic Systems Pty Ltd	13,461	11,627
Redflex Holdings Limited	0	0
Discontinued Operation	3,498	17,502
Finance Revenue	329	557
Consolidated entity revenue for the year	73,511	71,642

Geographical Segments - revenue	2007 $'000	2006 $'000
United States	56,223	56,923
Australia	17,288	10,159
Unallocated	0	4,560
	73,511	71,642
Less discontinued operation	(3,498)	(17,502)
Consolidated entity revenue from continuing operations	70,013	54,140

Segment revenue from continuing operations consists of:

Revenue	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Revenue from continuing activities:					
USA Traffic business	25,301	30,922	56,223	41,956	34%
Australian traffic business	6,651	6,810	13,461	11,627	16%
Head Office Interest income	286	43	329	557	
	32,238	37,775	70,013	54,140	29%

The earnings before interest, tax, depreciation and amortisation (EBITDA) consist of:

EBITDA	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
EBITDA from Traffic business	13,826	14,968	28,794	20,547	40%
Head Office costs	(1,580)	(1,486)	(3,066)	(3,022)	
Impairment charge	0	0	0	(550)	
EBITDA from continuing operations	12,246	13,482	25,728	16,975	52%

The net profit from continuing operations consists of:

PreTax Profit	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Net profit from Traffic business	6,685	7,238	13,923	9,131	52%
Head Office costs	(1,594)	(1,272)	(2,866)	(3,052)	
Impairment charge	0	0	0	(550)	
Net profit from continuing operations	5,091	5,966	11,057	5,529	100%

The net profit after tax reconciles to the net profit after tax from continuing operations as follows:

After tax profit	First half $'000	Second half $'000	2007 $'000	2006 $'000	% change
Net profit from continuing activities	3,337	4,164	7,501	4,094	83%
Net profit from Communications business	(2,201)	(2,061)	(4,262)	4,183	
Net profit from total operations	1,136	2,103	3,239	8,277	

SHAREHOLDER RETURNS

The Group is pleased to report that the operating results show substantial improvement over the prior year. The significant improvement in most financial measures for the current year shows the following:

	2007	2006	2005
Basic earning per share – continuing operations(cents)	8.44	4.71	8.20
Net Tangible Asset backing per share (cents)	66.2	75.6	59.3
Return on assets (%) – continuing operations	6.9	3.6	8.2
Return on equity (%) – continuing operations	11.3	12.0	11.8
Interest bearing debt/equity ratio (%) – continuing operations	32.7	31.1	21.8
Available franking credits ($'000)	5,004	2,358	253

LIQUIDITY AND CAPITAL RESOURCES

The consolidated cash flow statement illustrates that there was a small decrease in cash and cash equivalents in the year ended 30 June 2007 of $550,000 (2006: increase of $3.8 million). The increment in cash-flow compared to prior year is caused by a number of factors:

Operating activities generated $25.6 million of net cash in-flows. The increase in comparison to 30 June 2006 related to the profitable operating result for both the USA and Australian Traffic businesses.

This net increase in the cash flow from operating activities is offset by a net increase in the cash used for investing activities of $29.6 million, which was mainly attributable to the successful installation of 235 camera systems under the Build Own Operate and Maintain business in the USA Traffic division.

There was also an increase in cash flow from financing activities during the year arising from moderate increased borrowings from our USA based bankers.

ASSET AND CAPITAL STRUCTURE

	Continuing operations	
	2007	2006
	$'000	$'000
Interest bearing borrowings	(21,725)	(22,070)
Cash and short term deposits	10,179	11,564
Net debt	(11,546)	(10,506)
Total equity	66,355	70,927
Total capital employed	54,809	60,421
Gearing (%)	17.4%	14.8%

The level of gearing within the Group is within acceptable, albeit low, limits considered acceptable by the board.

SHARE ISSUES DURING THE YEAR

Shares issued during the year arose from the conversion of options and share based payments pertaining to executive remuneration. Details are shown within the Remuneration Report.

ISSUE OF OPTIONS

The company did not issue any options during the year ended 30 June 2007 (2006: Nil). As at the date of this report there were 1,489,000 unissued shares under options. Refer to Note 30 for further details.

ISSUE OF PERFORMANCE RIGHTS

Obligations for future share based payments arise in relation to Performance Rights granted during the year as entitlements relating to executive remuneration. Details are shown within the Remuneration Report.

PROFILE OF DEBTS

The level of Group borrowings has increased over the last year. The only major funding facility within the Group exists within the USA Traffic division. The facility is a US$25 million (AU$29.5 million) revolving line of credit established to permit the installation of capital intensive camera systems into the USA. The facility is required to fund that part of the capital expenditure that cannot yet be covered by the cash generated from operating activities within that business unit. The facility does not have to be repaid until 20 August 2008. It is expected that the term of this facility will be extended prior to that time.

CAPITAL EXPENDITURE

Under the terms of most contracts in the USA Traffic division the company is required to fund all the equipment and installation costs for camera systems installed in the USA. With 235 new camera systems installed during the year, capital expenditure of $30.7 million was incurred. This is 35% higher than that incurred in the prior year when 204 new camera systems were installed.

The USA Traffic division owns the capital assets located at intersections and derives recurring revenue streams by way of a fixed or variable monthly rental based on red light and speed ticket infringements issued or paid, or a monthly fixed fee.

TREASURY POLICY

The Group's treasury function, coordinated by Redflex Holdings Limited, is responsible for managing currency risks and finance facilities. It operates within policies set by the board which is responsible for ensuring management's actions are in line with Group policy.

Transaction hedging is undertaken through the use of foreign exchange contracts and hedges are used where significant exposures exist. Translation effects are not hedged

The interest rate exposures remain unhedged in line with Group policy.

RISK MANAGEMENT

The Group takes a proactive approach to risk management. The board through the Audit and Risk Management Committee is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that objectives and activities are aligned.

The board regularly monitors the operational and financial performance of the company and the consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all significant identified risks of the business.

The board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the board including implementation of board approved operating plans and budgets and board monitoring of progress against these budgets, including the establishment and monitoring of Key Performance Indicators (KPIs) of both a financial and non-financial nature.

STATEMENT OF COMPLIANCE

This report is based on the guidelines in The Group of 100 Incorporated publication Guide to the Review of Operations and Financial Condition.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Total equity decreased from $70.9 million to $66.3 million, a decrease of $4.6 million. The movement was largely due to the result of increased profits offset by a significant increase in the foreign currency translation reserve arising from an unfavourable movement in the exchange rates between the 30 June 2006 (AU$/US$ 0.731) and 30 June 2007 (AU$/US$ .849) balance dates.

The board divested Redflex Communications Systems Pty Ltd on 30 November 2006.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There were no after balance date events of significance not otherwise dealt with in this report.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Significant growth in the next financial year is expected within the Traffic division. The company has set internal installation rates for cameras in the USA which can be met largely from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

SHARE OPTIONS

UNISSUED SHARES

As at the date of this report, there were 1,489,000 unissued ordinary shares under options (2006: 2,135,000) and 1,545,659 Performance Rights (2006: nil).

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company.

9SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS

During the financial year, employees and executives have exercised options to acquire 445,000 fully paid ordinary shares in Redflex Holdings Limited at a weighted average exercise price of $0.636 per share.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The company has agreed to indemnify the current directors of the company: Christopher Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie, Karen Finley and Roger Sawley, and the Company Secretary and all executive officers of any related body corporate, against any liability that may arise from their positions within the company.

Redflex Holdings Limited, being the ultimate parent entity, paid premiums in respect of directors' and officers' liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the company and prohibits disclosure of the amount of the premium paid.

The company has not, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the company, or any related entity, against a liability that may arise in their capacity as an auditor.

REMUNERATION REPORT

This report outlines the remuneration arrangements for directors and executives of Redflex Holdings Limited and its subsidiary companies in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04 and have been audited. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the Group receiving the highest remuneration.

For the purposes of this report, the term 'executive' encompasses the Chief Executive, Senior Executives, general managers and secretaries of the parent and the Group.

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for determining and reviewing remuneration arrangements for the directors and executives and assessing the appropriateness of the nature and amount of remuneration of executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality, high performing Board and executive team.

The Remuneration Committee retains international consulting firm Mercers for advice on strategy and processes, to ensure best practice and to benchmark remuneration arrangements against the industry and markets in which Redflex operates.

The Chief Executive Officer's remuneration is determined by the board.

REMUNERATION PHILOSOPHY

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and key management personnel.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives;
- Link executive rewards to shareholder value;
- Have a significant portion of executive remuneration 'at risk" dependent upon meeting pre-determined performance benchmarks; and
- Establish appropriately demanding performance hurdles in relation to variable executive remuneration.

REMUNERATION STRUCTURE

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

NON-EXECUTIVE DIRECTOR (NED) REMUNERATION

Objective

The objective of the remuneration strategy for non-executive directors is to attract and retain directors of the highest calibre by paying a fee that recognises and rewards their significant contributions of time and skills. The board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Non-executive directors are encouraged to hold shares in the company as it is considered good practice for directors to have a stake in the company on whose board they sit.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. The latest determination was at the Annual General Meeting held on 25 November 2005 when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director and an additional allocation may be made to recognise the additional time commitment made by directors who serve on one or more sub committees.

The non-executive directors do not participate in any incentive programs.

EXECUTIVE REMUNERATION

Objective

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities so as to:

- Reward individual and business unit performance against appropriate benchmarks;
- Align the interests of executives with those of the shareholders;
- Link rewards with the strategic goals and performance of the company; and
- Ensure total remuneration is competitive by market standards.

Structure

In determining the level and mix for executive remuneration, the Remuneration Committee engages an external consultant as needed to provide independent advice.

The elements of executive remuneration are:

- Fixed Remuneration (Base salary and retirement benefits) (FR)
- Variable remuneration - Short Term Incentive (STI)
- Variable remuneration - Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential STIs and LTIs) is established for each senior manager by the Remuneration Committee.

In the year ended 30 June 2007, the basis for executive remuneration was a combination of Fixed Remuneration, STIs in the form of a cash bonus, and LTIs in the form of the vesting of options issued in the year ended 30 June 2004 and shares issued to the Chief Executive Officer.

Fixed Remuneration

Objective

Fixed Remuneration is reviewed annually by the Remuneration Committee. The process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Fixed Remuneration is used to communicate the value of base remuneration packages. Fixed Remuneration may encompass a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices, in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

Fixed Remuneration for the CEO of RHL, the CEO of RTSI, and the executives of RHL including the Company Secretary, is reviewed by the board each year. Fixed Remuneration for direct reports to the two CEOs is reviewed each year by the CEOs who report to the board with recommendations for the next year.

Variable Remuneration - Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

The STI structure has been selected to align the executive reward with that of the success of the entity. The company has predetermined benchmarks which must be met in order to trigger payments under the STI scheme. For the next financial year, actual STI payments granted to each senior manager will depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of key performance indicators (KPIs) covering both financial and non-financial measures of performance. The non financial measures are evaluated against individually set performance objectives. Typically included are measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution.

On an annual basis, after consideration of performance against KPIs, an overall performance rating for the company and each individual business unit is approved by the Remuneration Committee. Targets are set by a cascade process from the board through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the STI pool that is allocated to each executive. The process usually occurs within three months after the reporting date.

STI practices are intended to be competitive against local market comparators in terms of quantum, and motivational in design. The aggregate of annual STI payments available for executives across the Group is subject to the approval of the Remuneration Committee. Payments made are delivered as a cash bonus in the following reporting period.

Variable Remuneration - Long Term Incentive (LTI)

Objective

The objective of the LTI Plan is to reward executives and senior managers in a manner which aligns this element of remuneration with the creation of shareholder wealth. As such, LTI grants are made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the relevant long term performance hurdle.

Structure

LTI grants are delivered in the form of Performance Rights in accord with the LTI Plan Rules.

Performance hurdle

The details of vesting conditions are set out in Note 30(a).

COMPANY PERFORMANCE

The following graph shows the performance of the company (as measured by the market price of the company's shares at year end) and the comparison with the S&P ASX 300 Index over a five year period.

Both the share price and the index have been normalised to a value of 100 at 30 June 2003 so that percentage comparisons can be made.



Relative Performance - 5 Year
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
RDF
ASX300

EMPLOYMENT CONTRACTS

Chief Executive Officer

The Redflex Holdings Limited CEO, Graham Davie, is employed under a current employment contract dated 14 December 2001. The contract does not have a specific termination date. The company may choose to commence negotiation to enter into a new employment contract with Mr Davie at any time. Under the terms of the contract:

- Mr Davie may resign from his position and thus terminate this contract by giving 1 month's written notice. The company may terminate his employment agreement by giving 1 month's written notice or paying one month's pay in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Mr Davie is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over-achievement of those targets.
- LTI entitlements for Mr Davie are shown below.

Chief Executive Officer, RTSI

The Redflex Traffic Systems Inc President and CEO, Karen Finley, is employed under contract. The current employment contract commenced on 24 February 2006 and is for an indefinite term.

Under the terms of the contract:

- Either Ms Finley or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Ms Finley. If the company terminates Ms Finley's contract without cause, the company will be required to pay 3 month's base salary. On resignation any non-vested Performance Rights will be forfeited by Ms Finley.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs Ms Finley is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any non-vested Performance Rights will immediately be forfeited.
- STIs of up to 30% of FR are available based upon achievement of performance targets with a further 30% available for over achievement of those targets.
- LTI entitlements for Ms Finley are shown below.

Other Executives

All executives have rolling contracts with varying terms and conditions but with all providing for written notice periods or providing payment in lieu of the notice period (based on the fixed component of the executive's remuneration). On termination by the company, any LTIs that have not yet vested will be forfeited. The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is entitled only to that portion of remuneration that is fixed, and only up to the date of termination.

REMUNERATION OF KEY MANAGEMENT PERSONNEL

Remuneration for the year ended 30 June 2007 (audited)

	Short Term			Post Employment	Share Based Payments	Total	% Performance related
	Salary & Fees	Other	Bonus	Superannuation	Performance Rights		
Non-executive directors							
Christopher Cooper	85,046	0	0	7,654	0	92,700	0
Robin Debernardi	51,973	0	0	4,678	0	56,651	0
Peter Lewinsky	51,973	0	0	4,678	0	56,651	0
Roger Sawley	22,471	0	0	0	0	22,471	0
Bruce Higgins	15,291	0	0	1,376	0	16,667	0
Sub-total non-executive directors	226,754	0	0	18,386	0	245,140	
Executive directors							
Graham Davie	236,238	0	46,875	21,261	111,459	415,833	38%
Karen Finley	308,524	5,690	45,801	0	133,851	493,866	36%
Sub-total executive directors	544,762	5,690	92,676	21,261	245,310	909,699	
Other key management personnel (KMP)							
Aaron Rosenberg Vice President Sales and Marketing RTSI	269,084	6,724	63,613	0	120,218	459,639	40%
Ricardo Fiusco General Manager, RTS PL	174,939	0	37,026	15,745	55,025	282,735	33%
Ron Johnson Chief Financial Officer	170,092	0	33,750	15,308	53,500	272,650	32%
Marilyn Stephens Company Secretary	103,945	0	10,000	9,355	32,694	155,994	27%
Sub-total executive KMP	718,060	6,724	144,389	40,408	261,437	1,171,018	
Total	1,489,576	12,414	237,065	80,055	506,747	2,325,857	32%

Ms Finley and Mr Sawley were appointed to the Board on 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

REMUNERATION OF KEY MANAGEMENT PERSONNEL

Remuneration for the year ended 30 June 2006 (audited)

	Short Term			Post Employment	Share based payments		Total	Performance related
	Salary & Fees	Other	Bonus	Superannuation	Shares	Options		
	$	$	$	$	$	$	$	%
Non-executive directors								
Christopher Cooper	82,569	0	0	7,431	0	0	90,000	0
Robin Debernardi	39,755	0	0	3,578	0	0	43,333	0
Peter Lewinsky	50,459	0	0	4,541	0	0	55,000	0
Roger Sawley	0	0	0	0	0	0	0	0
Sub-total non-executive directors	172,783	0	0	15,550	0	0	188,333	
Executive directors								
Graham Davie	223,624	0	42,188	20,126	69,000	0	354,938	31%
Karen Finley	256,864	40,118	16,954	0	0	9,451	323,387	12%
Bruce Higgins	171,615	41,902	29,420	200,588	0	14,519	458,044	10%
Sub-total executive directors	652,103	82,020	88,562	220,714	69,000	23,970	1,136,369	
Other key management personnel (KMP)								
Ron Johnson	162,018	0	31,200	14,582	0	9,451	217,251	19%
Ricardo Fiusco	167,727	0	17,590	15,095	0	9,451	209,863	13%
Aaron Rosenberg	250,735	22,065	24,641	0	0	9,451	306,892	7%
Marilyn Stephens	97,002	0	0	8,730	0	4,900	110,632	4%
Sub-total executive KMP	677,482	22,065	73,431	38,407	0	33,253	844,638	
Total	1,502,368	104,085	161,993	274,671	69,000	57,223	2,169,340	13%

Ms Finley and Mr Sawley were appointed on 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

Compensation Long Term Incentives granted during the year (consolidated)

30 June 2007	Number of Performance Rights granted	Grant Date	Fair Value at grant date ($)	Performance Period
Executive Directors				
Graham Davie	74,581	1 July 2006	2.0112	15 months
	74,581	1 July 2006	2.0915	27 months
	74,588	1 October 2006	2.0915	3 years
Karen Finley	88,297	1 July 2006	2.0112	15 months
	88,297	1 July 2006	2.0915	27 months
	95,881	1 October 2006	2.0915	3 years
Executives				
Aaron Rosenberg	80,270	1 July 2006	2.0112	15 months
	80,270	1 July 2006	2.0915	27 months
	81,307	1 October 2006	2.0915	3 years
Ricardo Fiusco	36,819	1 July 2006	2.0112	15 months
	36,819	1 July 2006	2.0915	27 months
	36,822	1 October 2006	2.0915	3 years
Ron Johnson	35,799	1 July 2006	2.0112	15 months
	35,799	1 July 2006	2.0915	27 months
	35,802	1 October 2006	2.0915	3 years
Marilyn Stephens	21,877	1 July 2006	2.0112	15 months
	21,877	1 July 2006	2.0915	27 months
	21,879	1 October 2006	2.0915	3 years
Total	1,021,564			

Compensation Long Term Incentives granted and vested as part of remuneration

30 June 2007	Value of LTIs granted during the year	Value of LTIs vested during the year	% Remuneration consisting of LTIs for the year
Directors			
Graham Davie	223,750	0	38%
Christopher Cooper	0	0	0
Robin Debernardi	0	0	0
Peter Lewinsky	0	0	0
Karen Finley	272,475	0	36%
Roger Sawley	0	0	0
Executives			
Ron Johnson	107,400	0	32%
Ricardo Fiusco	110,460	0	33%
Aaron Rosenberg	241,847	0	40%
Marilyn Stephens	65,633	0	27%

No compensation Performance Rights vested during the year.

30 June 2006	Value of LTIs vested during the year (Executive Share Plan)	Value of LTIs vested during the year (RDFAS)	% Remuneration consisting of LTIs for the year
Directors			
Graham Davie	69,000	0	19%
Karen Finley	0	9,451	3%
Executives			
Ron Johnson	0	9,451	19%
Ricardo Fiusco	0	9,451	13%
Aaron Rosenberg	0	9,451	7%
Marilyn Stephens	0	4,900	4%

LTIs in the form of options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan at that time:

(a) The RDFAS options are at a nominal exercise price of $0.58, increasing at the rate of 3% per annum (compounding) until the time of exercise. One third of the options vested on 1 February 2004, 2005 and 2006 respectively;

(b) Options that have not vested cannot be exercised after termination of employment;

(c) Options can not be exercised until after the vesting date and expire after 5 years.

The company uses the fair value measurement provisions of AASB 124 "Related Party Disclosures" and AASB2 "Share-based payment" prospectively for all options granted to directors and relevant executives, which have not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive compensation on a straight-line basis over the vesting period.

From 1 July 2003, options granted as part of director and executive compensation have been independently valued using a Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

	Number of Shares issued	Issue Date	Fair Value at grant date ($)
30 June 2007			
Directors			
Graham Davie	68,249	1 January 2007	36,000
30 June 2006			
Directors			
Graham Davie	130,929	1 January 2006	69,000

* At the Annual General Meetings in 2001 and 2005, shareholders approved Graham Davie, the Chief Executive Officer's, participation in the Redflex Executive Share Plan that commenced on 1 January 2002. Under the Plan Mr Davie was entitled to be issued with Redflex shares to the value of 40% of his total fixed remuneration, with the number of shares in an annual offer determined according to the compound growth in the price of shares over the three-year test periods ending 31 December 2004, 2005 and 2006. All of the shares are granted if the compound growth in the share price exceeds the target level of performance by at least 25%. In the year ended 30 June 2006, 130,929 shares (2005: 77,615 shares) were issued to Mr Davie in accordance with the plan. A further 68,249 shares were issued to Mr Davie in January 2007. No further issues will be made under the Redflex Executive Share Plan as it was terminated when the Redflex LTI Plan was introduced under which Mr Davie is entitled to be issued with Performance Rights to the value of 60% of his total fixed remuneration.

DIRECTORS' MEETINGS

Directors' meetings held and attended during the year ended 30 June 2007, and up to the date of this report were:

	Directors'	Audit	Remuneration
Number of meetings held	13	3	2
	Meetings attended	Meetings Attended	Meetings Attended
Graham Davie	13	3	2
Robin Debernardi	13	3	2
Christopher Cooper	13	3	2
Peter Lewinsky	13	3	2
Karen Finley	13	2	
Roger Sawley	8	2	
Bruce Higgins	5	1	

Ms Finley and Mr Sawley were appointed 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

COMMITTEE MEMBERSHIP

At the date of this report the company has an Audit and Risk Management Committee, a Remuneration Committee, and a Nomination Committee which comprises the full board. Committee members during the year were:

Audit	Remuneration	Nomination
Peter Lewinsky (Chairman)	Robin Debernardi (Chairman)	Full board
Christopher Cooper	Christopher Cooper	
Robin Debernardi	Graham Davie	
	Peter Lewinsky	

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/100.

AUDITOR'S INDEPENDENCE

The directors received the following declaration from the auditor of Redflex Holdings Limited. This auditor's declaration forms part of the Directors' Report.

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

David Petersen
Partner
28 September 2007

NON AUDIT SERVICES

The following non-audit services were provided by the company's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst and Young received or are due to receive the following amounts for the provision of non-audit services:

	$
Assurance related services	11,000
Taxation compliance services	387,000
	398,000

Signed in accordance with a resolution of the directors.

Graham Davie

Director

Melbourne, 28 September 2007

CORPORATE GOVERNANCE STATEMENT

The board of directors of Redflex Holdings Limited is responsible for the corporate governance of the Group. The board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

Redflex Holdings Limited's corporate governance statement is structured with reference to Corporate Governance Council's principles and recommendations, which are as follows:

1. Lay solid foundations for management and oversight.
2. Structure the board to add value.
3. Promote ethical and responsible decision-making.
4. Safeguard integrity in financial reporting.
5. Make timely and balanced disclosure.
6. Respect the rights of shareholders.
7. Recognise and manage risk.
8. Encourage enhanced performance.
9. Remunerate fairly and responsibly.
10. Recognise the legitimate interests of stakeholders.

Redflex Holdings Limited's corporate governance practices were in place throughout the year ended 30 June 2007 and were fully compliant with the Council's best practice recommendations. For further information on corporate governance policies adopted by Redflex Holdings Limited, refer to our company's website at www.redflex.com.au.

STRUCTURE OF THE BOARD

The composition of the board is determined in accordance with the following principles and guidelines:

- the board shall comprise at least three directors and should always maintain a majority of non-executive directors;
- the chairman should be a non-executive director;
- the board shall comprise directors with an appropriate range of qualifications and experience; and

The board shall meet at least monthly and follow meeting guidelines to ensure all necessary information is available to participate in an informed discussion of all agenda items.

The skills, experience and expertise of each director relevant to the position of director is included in the Directors' Report. Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it.

In accordance with the definition above, and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position
Christopher Cooper	Chairman, Non executive director
Robin Debernardi	Non executive director
Peter Lewinsky	Non executive director
Roger Sawley	Non executive director

There are procedures in place, agreed by the board, to enable directors to seek independent professional advice at the company's expense.

The term of office held by each director in office at the date of this report is as follows:

Name	Term in Office	Name	Term in Office
Christopher Cooper	5 years	Graham Davie	12 years
Robin Debernardi	5 years	Karen Finley	7 months
Peter Lewinsky	4 years	Roger Sawley	7 months

For additional details regarding board appointments, please refer to the company's website.

Board Responsibilities

As the board acts on behalf of and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the consolidated entity is delegated by the board to the Chief Executive Officer and the executive team. The board assures that this team is adequately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive team.

The board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the board. To ensure this is achieved the board has a number of mechanisms in place, including:

The board approves strategic plans, operating plans and budgets. The board also reviews implementation by management, monitors progress against budget, including establishment and monitoring of key performance indicators for all significant business processes, designed to meet stakeholders' needs and manage business risk.

The board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity, including:

- establishment of committees to report on occupational health and safety and environmental issues and concerns;
- procedures to allow directors to seek professional independent advice at the company's expense;
- procedures to allow directors to review approval of major contracts and financing arrangements including financial risk in such areas as currency, interest rate and credit policies and exposures, and to monitor management's actions to ensure they are in line with company policy.

PERFORMANCE

The performance of the board and key executives is reviewed regularly against both measurable and qualitative indicators. The performance of all directors is reviewed annually by the Chairman. If the performance of a director was considered unsatisfactory he would be asked to retire. The performance criteria against which directors and executives are assessed are aligned with the financial and non-financial objectives of the Group.

During the reporting period, the Chairman conducted performance evaluations that involved an assessment of each director's performance. Each key executive's performance was assessed against specific and measurable qualitative and quantitative performance criteria.

NOMINATION COMMITTEE

The Nomination Committee operates under a board-established charter to ensure that the board continues to operate within the established guidelines. The Nomination Committee currently comprises the full board and any business of the Committee is considered at regular board meetings.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee, operates under a charter established by the board. It is the board's responsibility to ensure a framework for effective internal controls to deal with the effectiveness and efficiency of significant business processes, including the safeguarding of assets, maintenance of proper accounting records to ensure the reliability of financial information, as well as non financial considerations such as the benchmarking of operational key performance indicators. The board has delegated the responsibility for the framework for internal controls and ethical standards for the management of the consolidated entity to the Audit and Risk Management Committee.

The board receives certification of the financial statements from key executives including the Chief Executive Officer and the Chief Financial Officer. The Audit and Risk Management Committee provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports, and is responsible for directing and monitoring the internal audit function, for nominating the external auditor, and for reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review.

The members of the Audit and Risk Management Committee during the year were:

Peter Lewinsky (committee chairman)

Christopher Cooper

Robin Debernardi

All members of the Audit and risk Management Committee are non-executive directors.

For details of the experience and expertise of members of the Audit and Risk Management Committee, refer to the Directors' Report.

The external auditor is invited to attend all Audit and Risk Management Committee meetings.

REMUNERATION COMMITTEE

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' compensation to the company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives;
- attraction of quality management to the company; and
- performance initiatives which allow executives to share the rewards of the success of the company.

There is no scheme to provide retirement benefits, other than statutory superannuation to non executive directors.

The board is responsible for determining and reviewing compensation arrangements for directors, the Chief Executive Officer and the executive team.

The members of the Remuneration Committee consist of three non-executive directors together with the Group CEO.

The members of the Remuneration Committee during the year were:

Robin Debernardi (Committee Chairman)

Christopher Cooper

Graham Davie

Peter Lewinsky

For details of the experience and expertise of members of the Remuneration Committee, refer to the Directors' Report.

	Note	Consolidated Entity 30-Jun-07 $'000	Consolidated Entity 30-Jun-06 $'000	Redflex Holdings Limited 30-Jun-07 $'000	Redflex Holdings Limited 30-Jun-06 $'000
Continuing operations					
Sale of goods and services		16,550	13,463	0	0
Revenue from fee for service contracts		53,134	40,120	0	0
Management fees		0	0	1,537	2,124
Finance revenue		329	557	785	529
Total Revenue	6	70,013	54,140	2,322	2,653
Cost of sales		8,937	10,215	0	0
Cost of fee for service contracts		13,015	10,264	0	0
Cost of Goods sold		21,952	20,479	0	0
Gross Profit		48,061	33,661	2,322	2,653
Marketing related expenses		5,827	4,136	0	0
Administrative related expenses		13,129	10,060	2,947	2,814
Program management costs		2,393	1,941	0	0
Amortisation of intangibles	19	764	569	0	0
Depreciation on fee for service contracts	18	12,118	9,461	0	0
Depreciation - other	18	374	283	24	30
Writedown on plant and equipment	18	984	0	0	0
Impairment on plant and equipment	18	0	550	0	0
		35,589	27,000	2,971	2,844
Profit from continuing operations before tax and financing costs		12,472	6,661	(649)	(191)
Interest		1,415	1,132	0	0
Profit from continuing operations before tax		11,057	5,529	(649)	(191)
Income tax expense (benefit)	9	3,556	1,435	(137)	(60)
Profit after tax from continuing operations		7,501	4,094	(512)	(131)
Discontinued operations					
Profit (loss) after tax from discontinued operation	10	(4,262)	4,183	0	0
Net Profit attributable to members of the parent		3,239	8,277	(512)	(131)
Earnings per share for profit from continuing operations attributable to ordinary equity holders of the parent company					
- basic earnings per share	12	8.44 cents	4.71 cents		
- diluted earnings per share	12	8.16 cents	4.60 cents		
Earnings per share for profit attributable to ordinary equity holders of the parent company					
- basic earnings per share	12	3.65 cents	9.52 cents		
- diluted earnings per share	12	3.52 cents	9.30 cents		
Dividend per share attributable to ordinary equity holders of the parent company	11	3.50 cents	Nil		

BALANCE SHEET

For the year ended 30 June 2007

	Note	Consolidated Entity 30-Jun-07 $'000	Consolidated Entity 30-Jun-06 $'000	Redflex Holdings Limited 30-Jun-07 $'000	Redflex Holdings Limited 30-Jun-06 $'000
ASSETS					
Current Assets					
Cash and cash equivalents	13, 26	10,179	11,564	2,375	5,789
Security deposits		653	1,252	673	636
Trade and other receivables	14	16,967	12,239	328	93
Inventories	15	8,458	11,849	0	0
Prepayments		555	0	0	0
		36,812	36,904	3,376	6,518
Assets classified as held for sale		0	11,120	0	0
Total Current Assets		36,812	48,024	3,376	6,518
Non-Current Assets					
Receivables	16	0	0	10,379	21,728
Investments	17	0	0	47,673	41,321
Property plant and equipment	18	59,032	52,214	21	41
Deferred tax asset	9	5,680	6,897	79	58
Intangible assets and goodwill	19	7,449	5,549	400	400
Total Non-Current Assets		72,161	64,660	58,552	63,548
TOTAL ASSETS		108,973	112,684	61,928	70,066
LIABILITIES					
Current Liabilities					
Trade and other payables	20	11,359	7,921	31	176
Interest bearing borrowings	23	391	280	0	0
Income tax payable		1,961	2,561	1,961	2,561
Provisions	21	965	976	212	177
		14,676	11,738	2,204	2,914
Liabilities directly associated with assets held for sale		0	2,275	0	0
Total Current Liabilities		14,676	14,013	2,204	2,914
Non Current Liabilities					
Interest bearing borrowings	23	21,334	21,790	0	0
Non interest bearing borrowings	20	0	0	0	7,950
Deferred tax liability	9	6,480	5,867	0	0
Provisions	22	128	87	25	18
Total Non Current Liabilities		27,942	27,744	25	7,968
TOTAL LIABILITIES		42,618	41,757	2,229	10,882
NET ASSETS		66,355	70,927	59,699	59,184
EQUITY					
Equity attributable to equity holders of the parent company					
Contributed equity	24	81,243	80,959	81,243	80,959
Reserves	25	(6,659)	1,436	3,355	2,612
Accumulated losses	25	(8,229)	(11,468)	(24,899)	(24,387)
TOTAL EQUITY		66,355	70,927	59,699	59,184

CASH FLOW STATEMENT

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06
		$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers		65,892	67,478	1,572	0
Payments to suppliers and employees		(36,981)	(46.538)	(780)	(2,740)
Interest received		329	698	785	529
Interest paid		(1,415)	(1,132)	0	0
Income tax paid		(2,275)	(60)	(2,275)	(60)
Net Cash Flows from (used in) operating activities	26	25,550	20,446	(698)	(2,271)
Cash Flows from (used in) Investing Activities					
Purchase of property, plant and equipment		(30,721)	(22,723)	(4)	(10)
Capitalised development costs		(2,849)	(5,280)	0	0
Receipt of Government grants		0	1,204	0	0
Proceeds of advances-non related party		0	171	0	0
Investment in & loans to subsidiaries		0	0	(2,996)	1,385
Proceeds from security deposits		599	0	0	0
Proceeds from sale of discontinued operations	10	3,393	0	0	0
Net Cash Flows from (used in) investing activities		(29,578)	(26,628)	(3,000)	1,375
Cash Flows from Financing Activities					
Bank borrowings		3,394	7,998	0	0
Lease liability incurred (repaid)		(200)	374	0	0
Proceeds from issue of ordinary shares		284	1,641	284	1,641
Net Cash Flows from Financing Activities		3,478	10,013	284	1,641
Net Increase in Cash Held		(550)	3,831	(3,414)	745
Effect of exchange rate changes on cash		(835)	42	0	0
Cash at beginning of financial year		11,564	8,344	5,789	5,044
Cash and Cash Equivalents at end of period	26	10,179	12,217	2,375	5,789
Cash included in assets held for sale		0	(653)	0	0
Cash and Cash Equivalents at end of period	26	10,179	11,564	2,375	5,789

STATEMENT OF CHANGES IN EQUITY

	Note.	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
		$'000	$'000	$'000	$'000	$'000
CONSOLIDATED ENTITY						
At 30 June 2005		79,318	(3,153)	2,394	(19,745)	58,814
Profit for the period	5,8	0	0	0	8,277	8,277
Exercise of employee options	24	1,641	0	0	0	1,641
Currency translation differences	25	0	1,977	0	0	1,977
Share based payment	25	0	0	218	0	218
At 30 June 2006		80,959	(1,176)	2,612	(11,468)	70,927
Profit for the period	5	0	0	0	3,239	3,239
Exercise of employee options	24	284	0	0	0	284
Currency translation differences	25	0	(8,838)	0	0	(8,838)
Share based payments	25	0	0	743	0	743
At 30 June 2007		81,243	(10,014)	3,355	(8,229)	66,355

	Note.	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
PARENT COMPANY						
At 30 June 2005		79,318	0	2,394	(24,256)	57,456
Profit for the period	5	0	0	0	(131)	(131)
Exercise of employee options	24	1,641	0	0	0	1,641
Share based payment	25	0	0	218	0	218
At 30 June 2006		80,959	0	2,612	(24,387)	59,184
Profit for the period	5	0	0	0	(512)	(512)
Exercise of employee options	24	284	0	0	0	284
Share based payment	25	0	0	743	0	743
At 30 June 2007		81,243	0	3,355	(24,899)	59,699

NOTE 1 CORPORATE INFORMATION

The financial report of Redflex Holdings Limited for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of directors on 28 September 2007.

Redflex Holdings Limited, a company incorporated in Australia, is limited by shares that are publicly traded on the Australian Stock Exchange and is domiciled in Australia.

The nature of the operations and principal activities of the Group are described in Note 5.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Table of contents

(a) Basis of preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(b) Statement of compliance

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007.

These are outlined in the table following.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 Financial Instruments: Disclosures.	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 AASB 2 – Group and Treasury Share Transactions.	1 March 2007	This is consistent with the Group's existing accounting policies for share-based payments, so the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements.	1 January 2008	The Group currently has no service concession arrangements or public-private-partnerships (PPP), so the amendments are not expected to have any impact on the Group's financial report.	1 July 2008
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard Redflex have not yet determined any impact of this standard on the financial statement disclosures.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to reduce the extent of some disclosures in the Group's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Not-for-Profit Entities [AASB 102]	This Standard makes amendments to AASB 102 Inventories.	1 July 2007	This amendment only relates to Not-for-Profit Entities and as such is not expected to have any impact on the Group's financial report.	1July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 Borrowing Costs.	1 January 2009	Amendments to AASB 123. Redflex have not yet determined any impact of this standard on the financial statement disclosures.	1 July 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepancies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and AASB 132 Financial Instruments: Disclosure and Presentation.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007
AASB 8	Operating Segments	New standard replacing AASB 114 Segment Reporting, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009
AASB 123 (amended)	Borrowing Costs	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009
AASB Interpretation 10	Interim Financial Reporting and Impairment	Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement.	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139, which are to take precedence over the more general statement in AASB 134, are not expected to have any impact on the Group's financial report.	1 July 2007
AASB Interpretation 11	AASB 2 – Group and Treasury Share Transactions	Addresses whether certain types of share-based payment transactions with employees (or other suppliers of good and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 Share-based Payment. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007
AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
IFRIC Interpretation 13	Customer Loyalty Programmes	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Group does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Group's financial report.	1 July 2008
IFRIC Interpretation 14	IAS 19 - The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Group does not have a defined benefit pension plan.	1 July 2008

*designates the beginning of the applicable annual reporting period

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries (the Group) as at 30 June each year.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Investments in subsidiaries are carried at the lower of cost and recoverable amount in the Parent Company financial statements.

(d) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AU$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc and Redflex Traffic Systems (California) Inc is United States dollars (US$).

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents, as defined above.

(g) Trade and other receivables

Trade receivables are recorded inclusive of GST and generally have 30-90 day terms. They are recognised initially at fair value and subsequently measured at amortised costs using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt.

(h) Inventories

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials - Purchase cost on a first-in-first-out basis.
- Work-in-progress - Cost of direct material and labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Costs are assigned on the basis of weighted average costs.
- Infrastructure components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(i) Non-current assets and disposal groups held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and the sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

(j) Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalization. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated over the estimated useful life of the asset as follows:

- Furniture, Fittings and Other — 13-18% pa reducing balance
- Computer Equipment — Straight line over a period of three years
- Plant and Equipment — Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economical benefits are expected from its use or disposal.

Any gain or loss arising on derocognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(k) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit and loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(l) Impairment of non-financial assets other than goodwill

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(m) Goodwill and intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognized.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

(n) Trade and other payables

Trade and other payables are recorded inclusive of GST and are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred.

(p) Provisions and employee leave benefits

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(q) Share Based payment transactions

Equity settled transaction

The Group provides benefits to employees, including key management personnel, in the form of share-based payment transactions whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently two plans in place to provide these benefits:

- The Employee Option Plan
- The Long Term Incentive Plan for Executives.

The cost of equity-settled transactions incurred with employees under the Employee Option Plan is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

The value of equity settled instruments arising under the LTI Plan are valued using a Monte Carlo simulation model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Equity-settled awards granted by Redflex Holdings Limited to employees of subsidiaries are recognised in the parent's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. These amounts are eliminated on consolidation. As a result, the expense recognised by Redflex Holdings Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Group is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of the cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probably that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred and are recoverable.

Revenue from fee for service contracts

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded when delivery of the system occurs.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin, and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(t) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

Tax consolidation legislation

Redflex Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(u) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share are calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank loans, finance leases and cash and short-term deposits.

The main purpose of these financial instruments is to provide finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, principally forward currency contracts. The purpose is to manage currency risks arising from the Group's operations and its sources of finance. The board reviews and agrees policies for managing each of these risks as summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in notes 2 and 4 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term debt obligations with a floating interest rate.

The Group's policy is to manage its interest cost using variable rate debt at LIBOR rates plus margin. The Group's current policy is to remain unhedged on US$ denominated interest rates.

Fair value interest rate risk

As the Group holds variable rate debt that matures and is rolled-over on periods of less than twelve months there is a risk that the economic value of a financial instrument will fluctuate because of changes in market interest rates. There is no fixed rate debt other than that relating to equipment leasing commitments. It is acknowledged that this risk is a by-product of the Group's attempt to manage its cash flow interest rate risk.

Foreign currency risk

As a result of significant investment operations in the USA and large purchases of inventory from the USA, the Group's balance sheet can be affected significantly by movements in the US$/AU$ exchange rates. The Group seeks to mitigate the effect of its foreign currency exposure by borrowing in US$.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency. Approximately 80% of the Group's sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 80% of costs are denominated in the unit's functional currency.

The Group requires all of its operating units to consider using forward currency contracts to eliminate the currency exposures on any substantial net transactions for which receipt of, or payment to be made, is anticipated more than one month after the Group has entered into a firm commitment for a sale or purchase. Sales and purchases in currencies other than the functional currency are irregular and evaluated against the revenue streams which they derive on a case by case basis. Any forward currency contracts entered into must be in the same currency as the hedged item.

As at 30 June 2007, the Group had no foreign currency hedge transactions in place.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Divisional Manager.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, the Groups exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised credit worthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, finance leases and hire purchase contracts.

The Group's policy is that the only major funding facility with the Bank of Montreal be extended at least six months prior to its scheduled expiry date of September 2008. At 30 June 2007, 2.0% of the Group's debt will mature in less than one year (2006: 1.3%).

NOTE 4 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In applying the Group's accounting policies management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

(i) Significant accounting judgments

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and tax losses as management considers that it is probable that future taxable profits will be available to utilise those temporary differences.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations which incorporate a number of key estimates and assumptions.

(ii) Significant accounting estimates and assumptions

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Long service leave provision

The liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at balance date. In determining the present value of the liability, attrition rates and pay increases through promotion and inflation have been taken into account.

Maintenance warranty

In determining the level of provision required for maintenance warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the maintenance warranty and how often and the costs of fulfilling the performance of the maintenance warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of the recovery of these receivables is assessed by management.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers' warranties (for plant and equipment), lease terms (for leased equipment) and turnover policies (for motor vehicles). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful life are made when considered necessary.

NOTE 5 SEGMENT INFORMATION

The Group's primary segment reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

Operating results by business and geographical segments are as follows:

Year ended 30 June 2007	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue						
Revenue from sale of goods and services	0	3,089	13,461	16,550	3,498	20,048
Revenue from fee for service contracts	0	53,134	0	53,134	0	53,134
Finance revenue	329	0	0	329	0	329
Inter-segment revenue	0	0	17,306	17,306	0	17,306
Total segment revenue	329	56,223	30,767	87,319	3,498	90,817
Inter-segment elimination					0	(17,306)
Total Consolidated Revenue					3,498	73,511
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,066)	22,114	6,680	25,728	366	26,094
Depreciation	(24)	(12,118)	(350)	(12,492)	(94)	(12,586)
Amortisation	0	(24)	(740)	(764)	(357)	(1,121)
Segment result	(3,090)	9,972	5,590	12,472	(85)	12,387
Recognized loss on sale of discontinued operation				0	4,177	4,177
Profit before tax and finance charges				12,472	(4,262)	8,210
Finance charges				1,415	0	1,415
Profit before income tax				11,057	(4,262)	6,795
Income tax expense				3,556	0	3,556
Net Profit for the year				7,501	(4,262)	3,239
Assets and Liabilities						
Segment assets	0	89,081	13,622	102,703	0	102,703
Unallocated assets	6,270	0	0	6,270	0	6,270
Total assets	6,270	89,081	13,622	108,973	0	108,973
Segment liabilities	0	39,810	2,599	42,409	0	42,409
Unallocated liabilities	208	0	0	208	0	208
	208	39,810	2,599	42,617	0	42,617
Other segment Information						
Capital expenditure	4	30,288	429	30,721	0	30,721
Writedown of fixed assets	0	984	0	984	0	984
Capitalised Development Costs	0	763	2,086	2,849	0	2,849

Year ended 30 June 2006	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue						
Revenue from sale of goods and services	557	1,836	11,627	14,020	17,502	31,522
Revenue from fee for service contracts	0	40,120	0	40,120	0	40,120
Inter-segment revenue	0	0	11,509	11,509	0	11,509
Total segment revenue	557	41,956	23,136	65,649	17,502	83,151
Inter-segment elimination					0	(11,509)
Total consolidated Revenue					17,502	71,642
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,022)	15,896	4,100	16,974	6,920	23,894
Depreciation	(30)	(9,461)	(253)	(9,744)	(303)	(10,047)
Amortisation	0	0	(569)	(569)	(786)	(1,355)
Segment result	(3,052)	6,435	3,278	6,661	5,831	12,492
Unallocated expenses				0	0	0
Profit before tax and finance charges				6,661	5,831	12,492
Finance charges				(1,132)	121	(1,011)
Profit before income tax				5,529	5,952	11,481
Income tax expense				(1,435)	(1,769)	(3,204)
Net Profit for the year				4,094	4,183	8,277
Assets and Liabilities						
Segment assets	0	75,338	18,275	93,613	11,120	104,733
Unallocated assets	7,951	0	0	7,951	0	7,951
Total assets	7,951	75,338	18,275	101,564	11,120	112,684
Segment liabilities	0	31,803	4,001	35,804	2,275	38,079
Unallocated liabilities	3,678	0	0	3,678	0	3,678
Total liabilities	3,678	31,803	4,001	39,482	2,275	41,757
Other segment Information						
Capital expenditure	5	22,529	459	22,993	104	23,097
Impairment losses	0	550	0	550	0	550
Capitalised Development Costs (net of grant)	0	1,395	440	1,835	1,312	3,147

GEOGRAPHICAL SEGMENTS

The Group's geographical segments are determined based on the location of the Group's assets and operations.

The following table represents revenue, expenditure and certain asset information regarding geographical segments for the years ended 30 June 2007 and 30 June 2006.

Year ended 30 June 2007

	USA $'000	Australia $'000	Other $'000	Total $'000
Revenue				
Revenue from sale of goods and services	3,089	34,265	0	37,354
Revenue from fee for service contracts	53,134	0	0	53,134
Finance Revenue	0	329	0	329
Less revenue from discontinued operation	0	(3,498)	0	(3,498)
Total revenue from continuing operations	56,223	31,096	0	87,319
Inter-segment sales	0	(17,306)	0	(17,306)
Segment revenue	56,223	13,790	0	70,013
Other segment information				
Segment assets	89,081	13,622	0	102,703
Unallocated assets	0	6,270	0	6,270
Total assets	89,081	19,892	0	108,973
Capital expenditure	30,288	433	0	30,721

Year ended 30 June 2006

	USA $'000	Australia $'000	Other $'000	Total $'000
Revenue				
Revenue from sale of goods and services	16,803	21,668	4,560	43,031
Revenue from fee for service contracts	40,120	0	0	40,120
Less revenue from discontinued operation	(11,811)	(1,723)	(3,968)	(17,502)
Total revenue from continuing operations	45,112	19,945	592	65,649
Inter-segment sales	0	(11,509)	0	(11,509)
Segment revenue	45,112	8,436	592	54,140
Other segment information				
Segment assets	74,674	29,396	0	104,070
Unallocated assets	0	8,614	0	8,614
Total assets	74,674	38,010	0	112,684
Capital expenditure	22,529	568	0	23,097

NOTE 6 OTHER REVENUE

	Consolidated Entity		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Revenue from continuing operations				
Sale of goods and services	16,550	13,463	0	0
Revenue from fee for service contracts	53,134	40,120	0	0
Management fees	0	0	1,537	2,124
Finance revenue	329	557	785	529
Total Revenue	70,013	54,140	2,322	2,653

NOTE 7 OTHER INCOME AND EXPENSES

	Consolidated Entity		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Expenses from continuing operations				
(a) Depreciation, amortisation and impairment costs included in income statement				
Depreciation on assets in fee for service business	12,118	9,461	0	0
Depreciation of other assets	374	283	24	30
Amortisation of development costs	764	569	0	0
Impairment of plant and equipment	0	550	0	0
(b) Employee benefits expense				
Wages and salaries	19,139	16,526	641	667
Payroll benefits	1,636	1,556	172	85
Contract labour	2,126	2,044	0	0
Superannuation	541	506	80	76
Payroll taxes	1,563	1,287	52	57
Share-based payment expense	743	218	193	55
Other payroll related costs	1,809	1,873	3	3
	27,557	24,010	1,141	943
(c) Research and development costs				
Expensed in administrative expenses	335	550	0	0

NOTE 8 CORRECTION OF ERRORS AND REVISIONS OF ACCOUNTING ESTIMATES

Correction of error in relation to property related costs and taxation balances in previous financial year

Due to an error in the assessment of property related liabilities and errors in the calculation of the taxation balances in connection with R&D tax concessions and plant depreciation in the previous financial year, the operating results for the year ended 30 June 2006 have been restated. This error has the effect of overstating profit before tax by $288,000 and understating tax expense by $91,000.

The comparative Balance Sheet at 30 June 2006 has also been restated; the error had the effect of understating trade creditors by $288,000, overstating the Deferred Tax asset by $788,000, overstating the Provision for tax by $697,000 and understating accumulated losses by $379,000.

Basic and diluted earnings per share for the prior year have also been restated. The amount of the correction for both basic and diluted earnings per share was a decrease of $0.004 per share.

Correction of error in relation to management fees and incentive payments in previous financial year – Parent company only

Due to an error in the allocation of employee option costs, charges within the management fee, and the taxation balances in connection with them, the parent company operating results for the year ended 30 June 2006 have been restated. This error has the effect of understating loss after tax by $56,000.

The comparative Balance Sheet at 30 June 2006 has also been restated; the error had the effect of understating Investments by $1,860,000, overstating intercompany receivables by $541,000, overstating income tax by $697,000 and overstating accumulated losses by $2,009,000.

NOTE 9 INCOME TAX

	Consolidated Entity		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Major components of income tax expense are:				
Income statement				
Current income tax				
Current income tax charge (benefit)	2,107	2,705	(137)	(60)
Adjustments in respect of current income tax of previous years	(381)	0		0
Deferred income tax				
Relating to origination and reversal of temporary differences	1,830	(1,270)	0	0
Income tax expense reported in income statement	3,556	1,435	(137)	(60)
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:				
Accounting profit before tax from continuing operations	11,057	5,529	(649)	(191)
Profit before tax from discontinued operation	(85)	5,952	0	0
Accounting profit before income tax	10,972	11,481	(649)	(191)
At the statutory income tax rate of 30% (2006: 30%)	3,292	3,444	(194)	(57)
Adjustments in respect of current income tax of previous years	(381)	0	0	0
Impact of tax rate differential on foreign operations	422	235	0	0
Unrecognised tax losses brought to account	0	(390)	0	0
Research and Development concessions	(153)	(182)	0	0
Other	358	97	57	(3)
At effective income tax rate of 32.2% (Parent 21%) (2006:26.5%, Parent 30%)	3,538	3,204	(137)	(60)
Income tax expense reported in income statement	3,556	1,435	(137)	(60)
Income tax attributable to discontinued operation	(18)	1,769	0	0
	3,538	3,204	(137)	(60)

	Balance sheet		Income Statement	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Deferred Tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
(i) Deferred tax liabilities				
Accelerated depreciation for tax purposes	4,759	4,843	(84)	2,418
Capitalised development costs	1,721	1,024	697	(1,269)
Gross deferred tax liabilities	6,480	5,867		
CONSOLIDATED				
(ii) Deferred tax assets				
Post-employment benefits	253	333	80	(88)
Provisions	586	320	(266)	178
Taxable profit on sale of cameras ahead of recognition in the accounts	3,234	1,900	(1,334)	(1,102)
Losses available for offset against future taxable income	1,607	4,344	2,737	(1,407)
Gross deferred tax assets	5,680	6,897		
Deferred tax charge			1,830	(1,270)

The consolidated entity has tax losses, arising in USA, with a tax value of $1.61 million (2006: $4.3 million) that are available indefinitely for offset against taxable profits of the companies and in the country in which the losses arose.

At 30 June 2007 there is no recognised or unrecognised deferred income tax liability (2006: $Nil) for taxes that would be payable on the unremitted earnings of the consolidated entity's subsidiaries, as the consolidated entity has no liability for additional taxation should such amounts be remitted.

Tax Consolidation

Redflex Holdings Limited and its 100% Australian owned subsidiaries are a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Redflex Holdings Limited.

Tax effect accounting by members of the tax consolidated group

In preparing the accounts for Redflex Holdings Limited for the financial year ended 30 June 2007, the following amounts have been recognised as tax consolidation contribution adjustments:

	Parent company	
	30 June 2007	30 June 2006
	$'000	$'000
Total increase to tax expense of Redflex Holdings Limited	0	0
Total increase (reduction) to intercompany assets of Redflex Holdings Limited	0	0
Total increase in investment in subsidiaries in the accounts of Redflex Holdings Limited	1,961	2,561

NOTE 10 DISCONTINUED OPERATION

Within the company's presentations of the 30 June 2006 results, Redflex Holdings Limited announced the decision of its board of directors to divest the operations of Redflex Communication Systems Pty Ltd, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, and is a separate business segment that is part of the Australian operations. The board decided that the Communications business would be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. Redflex Communications Systems Pty Ltd has been divested effective from 30 November 2006. As at 30 June 2006, Redflex Communications Systems Pty Ltd was classified as a disposal group held for sale.

Classes of assets and liabilities of Redflex Communications Systems Pty Ltd measured at the lower of carrying amount and fair value less costs to sell as at 30 June are as follows:

Net book value on disposal	$'000
Assets	
Intangibles	5,805
Plant & Equipment	198
Deferred Tax Asset	260
Inventory	4,148
Trade & other receivables	788
Cash and cash equivalents	475
Assets classified as held for sale	11,674
Liabilities	
Trade Creditors and Payables	827
Deferred Tax Liability	1,696
Employee provisions	385
Liabilities directly associated with non-current assets classified as held for sale	2,908
Net assets attributable to discontinued operations	8,766
Recovered by:	
Proceeds on divestment of discontinued operations	(5,192)
Costs associated with the divestment of the business	223
Trading loss on discontinued operations	60
Tax on taxable profit on sale of discontinued operations	405
Loss on sale of discontinued operations	4,262

Proceeds on divestment of discontinued operations arose from:	
Net cash received during the year as shown in the Cash Flow Statement	3,393
Cash included in assets sold	475
Costs associated with the divestment of the business	223
Other cost reimbursements	(91)
Initial proceeds received at point of sale	4,000
Amount shown in receivables subsequently received	1,192
Proceeds on divestment of discontinued operations	5,192

The operating results for Redflex Communications Systems Pty Ltd until the point of disposal are presented below

	30 June 2007	30 June 2006
	$'000	$'000
Revenue	3,498	17,502
Expenses	(3,576)	(11,550)
Profit before tax from discontinued operation	(78)	5,952
Income tax expense		
- related to pretax profit	18	(1,769)
- related to measurement to fair value	0	0
Net profit (loss) attributable to discontinued operation	(60)	4,183

Cash Flow Information

	30 June 2007	30 June 2006
	$'000	$'000
Net cash flow from operating activities	(108)	5,575
Net cash flow from investing activities	214	(26)
Net cash flow from financing activities	(184)	(6,187)
Net cash (inflow) outflow	(78)	(638)

Earnings per share

To calculate earnings per share for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted is as per note 12. The following table provides the profit figure used as the numerator:

	30 June 2007	30 June 2006
	$'000	$'000
Net profit attributable to ordinary equity holders of the parent from discontinued operation	(4,262)	4,183
For basic earnings per share	(4.80) cents	4.81 cents
For diluted earnings per share	(4.72) cents	4.70 cents

NOTE 11 DIVIDENDS PAID AND PROPOSED

(a) Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007.

(b) Unrecognised amounts

	Parent Company	
	30 June 2007	30 June 2006
Dividends on ordinary shares	$'000	$'000
Final franked dividend for 2007: (2006: nil)	3,114	0
	3,114	0

After the balance sheet date, the above dividends have been proposed. These amounts have not been recognised as a liability in 2007 but will be brought to account in 2008.

(c) Franking Credit Balance

	Consolidated	
	30 June 2007	30 June 2006
Dividends on ordinary shares	$'000	$'000
The amount of franking credits available for the subsequent financial year are :		
Franking account balance as at the end of the financial year at 30% (2006 – 30%)	2,358	181
Franking credits that will arise from the payment of income tax payable as at the end of the financial year	2,646	
Franking debits that will arise from the payment of dividends as at the end of the financial year	0	0
Franking credits that the entity may be prevented from distributing in the subsequent financial year.	0	0
	5,004	2,358
The amount of franking credits available for future reporting periods		
Impact on the franking account of dividends proposed or declared before the final report was authorized for issue but not recognized as a distribution to equity holders during the period	(1,337)	0
	3,667	2,358

(d) Tax rates

Dividends proposed will be franked at the rate of 30% (2006: na).

NOTE 12 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2007	30 June 2006
	$'000	$'000
Net profit attributable to equity holders from continuing operations	7,501	4,094
Profit attributable to equity holders from discontinued operation	(4,262)	4,183
Net profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	3,239	8,277

	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	88,975	86,906
Effect of dilution – share options not yet converted to shares	2,913	2,135
Adjusted weighted average number of ordinary shares for diluted earnings per share	91,888	89,041
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	2,191	1,243

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 13 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Cash at bank and in hand	8,305	4,666	501	94
Short-term deposits	1,874	6,898	1,874	5,695
	10,179	11,564	2,375	5,789

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

NOTE 14 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Trade receivables	16,523	11,858	0	0
Provision for doubtful debts	(140)	(181)	0	0
	16,383	11,677	0	0
Other receivables	584	1,061	328	93
Provision for doubtful debts	0	(499)	0	0
	584	562	328	93
	16,967	12,239	328	93

Trade and other receivables are non-interest bearing and are generally on terms ranging from 30 to 90 days.

NOTE 15 CURRENT ASSETS - INVENTORIES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Work in progress – at cost	364	3,290	0	0
Infrastructure components – at cost	8,719	9,083	0	0
Provision for write-downs	(625)	(524)	0	0
	8,094	8,559	0	0
Total Inventory (net)	8,458	11,849	0	0

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale

NOTE 16 NON CURRENT ASSETS - RECEIVABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Controlled entities	0	0	25,864	37,213
Provision for non-recovery	0	0	(15,485)	(15,485)
	0	0	10,379	21,728

NOTE 17 INVESTMENTS IN SUBSIDIARIES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Investments in controlled entities (note 28) at cost	0	0	47,673	41,321

NOTE 18 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT

	Consolidated				Parent Company		
Year ended 30 June 2007	Plant and equipment $'000	Furniture & Other $'000	Computer Equipment $'000	Total $'000	Furniture & Other $'000	Computer Equipment $'000	Total $'000
At 1 July 2006, net of accumulated depreciation and impairment	48,501	873	2,840	52,214	11	30	41
Additions	29,596	130	995	30,721	0	4	4
Disposals	(1,149)	(34)	(4)	(1,187)	0	0	0
Reclassification	(323)	345	(22)	0	0	0	0
Depreciation for the year	(11,435)	(430)	(627)	(12,492)	(1)	(23)	(24)
Exchange adjustment	(9,769)	(26)	(429)	(10,224)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	55,421	858	2,753	59,032	10	11	21
At 1 July 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net Carrying amount	48,501	873	2,840	52,214	11	30	41
At 30 June 2007							
Cost	84,034	1,705	4,617	90,356	639	113	752
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)	(629)	(102)	(731)
Net Carrying amount	55,421	858	2,753	59,032	10	11	21

Writedown on plant and equipment

A writedown on plant and equipment of $984,000 relating to deactivated camera systems and program closures within the USA based build own operate and maintain business has been recorded for the financial year ended 30 June 2007.

Impairment loss

The impairment loss of $550k recorded in the previous financial year represents the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc. The impairment provision has now been reversed and the assets to which they relate written off subsequent to the cancellation of the contract in which they were utilized.

LEASED ASSETS

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2007 is $504,773 (2006: $1,136,000).

Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities, the amount pledged is equal to the outstanding finance lease and hire purchase obligation as disclosed in Note 27.

Year ended 30 June 2006	Consolidated Plant and equipment $'000	Furniture & other $'000	Computer Equipment $'000	Total $'000	Parent Company Furniture & other $'000	Computer Equipment $'000	Total $'000
At 1 July 2005, net of accumulated depreciation and impairment	36,104	507	1,664	38,275	16	45	61
Additions	20,799	535	1,763	23,097	6	4	10
Disposals	(54)	(13)	(39)	(289)	0	0	0
Attributable to discontinued operation	(237)	(13)	(39)	(289)	0	0	0
Impairment	(550)	0	0	(550)	0	0	0
Depreciation for the year	(9,217)	(184)	(646)	(10,047)	(11)	(19)	(30)
Exchange adjustment	1,656	28	98	1,782	0	0	0
At 30 June 2006, net of accumulated depreciation	48,501	873	2,840	52,214	11	30	41
At 1 July 2006							
Cost	50,821	1,015	2,649	54,485	634	105	739
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)	(618)	(60)	(678)
Net carrying amount	36,104	507	1,664	38,275	16	45	61
At 30 June 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net carrying amount	48,501	873	2,840	52,214	11	30	41

NOTE 19 NON CURRENT ASSETS - INTANGIBLE ASSETS AND GOODWILL

Year ended 30 June 2007

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2006, net of accumulated depreciation and impairment	5,149	400	5,549	0	400	400
Additions	2,849	0	2,849	0	0	0
Amortisation for the year	(764)	0	(764)	0	0	0
Exchange adjustment	(185)	0	(185)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	7,049	400	7,449	0	400	400
At 1 July 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated amortisation and impairment	(1,947)	0	(1,947)	0	0	0
Net carrying amount	5,149	400	5,549	0	400	400
At 30 June 2007						
Cost	9,328	400	9,728	0	400	400
Accumulated depreciation and impairment	(2,279)	0	(2,279)	0	0	0
Net carrying amount	7,049	400	7,449	0	400	400

(i) Development Costs

Development costs are carried at cost less accumulated amortization and accumulated impairment losses. This intangible asset has been assessed as having a finite life and is amortised using the straight line method over a period of 10 years. The amortization has been recognized in the income statement as a separate line item. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognized to the extent that the recoverable amount is lower than the carrying amount.

(ii) Goodwill

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Year ended 30 June 2006

	Consolidated			Parent Company		
	Development Costs	Goodwill	Total	Development Costs	Goodwill	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005, net of accumulated depreciation and impairment	8,371	400	8,771	0	400	400
Additions	5,280	0	5,280	0	0	0
Attributable to discontinued operation (net)	(5,944)	0	(5,944)	0	0	0
Amortisation for the year	(1,354)	0	(1,354)	0	0	0
Grant received	(1,204)	0	(1,204)	0	0	0
At 30 June 2006, net of accumulated depreciation and impairment	5,149	400	5,549	0	400	400
At 1 July 2005						
Cost	11,484	400	11,884	0	400	400
Accumulated amortisation and impairment	(3,113)	0	(3,113)	0	0	0
Net carrying amount	8,371	400	8.771	0	400	400
At 30 June 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated depreciation and impairment	(1,947)	0	(1,947)	0	0	0
Net carrying amount	5,149	400	5,549	0	400	400

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the Australian Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

	Consolidated		Parent Company	
	30 June 07	30 June 06	30 June 07	30 June 06
	$'000	$'000	$'000	$'000
Carrying amount of goodwill	400	400	400	400

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2006: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 20 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Current				
Trade payables	10,295	7,480	31	176
Deferred revenue	1,064	441	0	0
	11,359	7,921	31	176
Non-Current				
Amount payable to controlled entities	0	0	0	7,950
	0	0	0	7,950

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 21 CURRENT LIABILITIES - PROVISIONS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Provision for warranty	246	236	0	0
Employee entitlements	719	740	212	177
	965	976	212	177

Maintenance warranties

A provision is recognised for expected warranty claims on products sold during the last two years, based on past experience of the level of repairs and make good costs.

It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two years of the balance sheet date.

Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for products.

NOTE 22 NON CURRENT LIABILITIES – PROVISIONS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Employee entitlements	128	87	25	18

		Consolidated		Parent Company
	Employee entitlements	Provision for warranty	Total	Employee entitlements
	$'000	$'000	$'000	$'000
At 1 July 2006	827	236	1,063	195
Arising during the year	20	211	231	42
Utilised during the year	0	(201)	(201)	0
At 30 June 2007	847	246	1,093	237

Movements in provisions

The movement in the employee entitlements provision relates to extra entitlements incurred during the financial year.

Superannuation

The consolidated entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation fund they wish to participate in. In addition, the consolidated entity had during the year ended 30 June 2007 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to the funds of choice. All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2007 have been discharged. All relevant superannuation funds are accumulation funds and accordingly there is no unfunded liability as at this date.

NOTE 23 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Current				
Obligations under finance leases and hire purchase contracts	391	280	0	0
	391	280	0	0
Non-Current				
Obligations under finance leases and hire purchase contracts	356	560	0	0
Bank borrowings	20,978	21,230	0	0
	21,334	21,790	0	0

Redflex Traffic Systems Inc, a 100% owned subsidiary of Redflex Holdings Limited, has a US$25 million (AU$29.5 million) secured revolving credit facility to fund the growth within the USA Traffic Division. Harris Trust and Savings Bank (now BMO Capital Markets) was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

The carrying amount of the Group's current and non-current borrowings approximate their fair value.

NOTE 23 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Financing facilities available

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Total facilities:				
Bank borrowings	29,450	26,025	0	0
Facilities used at reporting date -				
Bank borrowings	20,978	21,230	0	0
Security for letters of credit issued to customers	317	637	0	0
Facilities unused at reporting date				
Bank borrowings	8,155	4,158	0	0

NOTE 24 CONTRIBUTED EQUITY

	Consolidated	
	30 June 2007	30 June 2006
	$'000	$'000
Ordinary shares:		
Issued and fully paid	81,243	80,959

Movements in ordinary shares on issue	Number of shares Thousands	$'000
At 1 July 2005	85,660	79,318
Issued during the year by -		
Conversion of options	2,671	1,641
Issue of shares under Executive Remuneration Plan	131	0
At 30 June 2006	88,462	80,959
Issued during the year by -		
Conversion of options	445	284
Issue of shares under Executive Remuneration Plan	68	0
At 30 June 2007	88,975	81,243

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

NOTE 25 RETAINED EARNINGS AND RESERVES

(a) Movements in retained earnings were as follows:

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Balance 1 July 2006	(11,468)	(19,745)	(24,387)	(24,256)
Net profit	3,239	8,277	(512)	(131)
Balance 30 June 2007	(8,229)	(11,468)	(24,899)	(24,387)

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 29 for further details of these plans.

Other Reserves	Consolidated			Parent Company	
	Foreign currency translation	Employee equity benefits reserve	Total	Employee equity benefits reserve	Total
	$'000	$'000	$'000	$'000	$'000
At 30 June 2005	(3,153)	2,394	(759)	2,394	2,394
Cost of share based payments	0	218	218	218	218
Effect of exchange rate movement	1,977	0	1,977	0	0
At 30 June 2006	(1,176)	2,612	1,436	2,612	2,612
Cost of share based payments	0	743	743	743	743
Effect of exchange rate movement	(8,838)	0	(8,838)	0	0
At 30 June 2007	(10,014)	3,355	(6,659)	3,355	3,355

NOTE 26 CASH FLOW STATEMENT RECONCILIATION

Reconciliation of net profit after tax to net cash flows from operations

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Reconciliation of Cash Flow Statement				
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:				
Cash at bank and in hand	8,305	4,666	501	94
Short-term deposits	1,874	6,898	1,874	5,695
	10,179	11,564	2,375	5,789
Cash at bank and in hand relating to discontinued operation	0	653	0	0
	10,179	12,217	2,375	5,789
Reconciliation from the net profit after tax to the net cash flows from operations				
Net Profit/(Loss) after Income Tax	3,239	8,277	(512)	(131)
Non Cash Flow Items				
Depreciation Expense	12,492	10,047	24	30
Amortisation of Intangibles	764	1,355	0	0
Provision for Employee Entitlements	30	590	43	26
Impairment and writedown of PP&E	984	550	0	0
Share Based Payments	743	218	193	55
Loss on disposal of discontinued operation	4,262	0	0	0
Change in Operating Assets and Liabilities				
Decrease/(Increase) in security deposits		0	(37)	191
Decrease/(Increase) in prepayments	(1,229)	143	0	18
Decrease/(Increase) in receivables – non current	0	0	550	(4,767)
Decrease/(Increase) in receivables - Current	(4,589)	(3,720)	(235)	187
Decrease/(Increase) in Inventories	2,333	(1,524)	0	0
Increase/(Decrease) in Deferred Revenue	797	267	0	0
Increase/(Decrease) in taxation provisions	1,565	3,166	(579)	2,308
Increase/(Decrease) in Payables	4,159	1,077	(145)	(188)
Net Cash from Operating Activities	25,550	20,446	(698)	(2,271)

Disclosure of financing facilities is shown in note 23.

NOTE 27 COMMITMENTS AND CONTINGENCIES

(a) Bank Indemnity Guarantees

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits, bid bonds and performance bonds of $1,783,000 (2006: $1,252,451)

(b) Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Limited entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

- A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations shown below.
- Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001;
- Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions; and
- An obligation in the form of a put option for Redflex to subscribe for equity in the partnership.

The cash proceeds of $10 million referred to above, and accrued interest, has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to above. These amounts were offset as part of the fund windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The company has been advised by the manager of the partnership, that the Australian Taxation Office (ATO) has issued amended assessments, to each partner, which disallows the deductions claimed by each partner.

At this stage, the company understands that investors have now negotiated a settlement with the ATO based on the ATO's revised assessments. A requirement of the settlement involves a reversal of the tax deductions originally claimed by the Partners. As a result of the denied deductions the company has applied to the ATO for a Compensating Adjustment to reverse the previously declared taxable income to which the denied deductions related.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have commenced legal action to pursue their claim. Substantial costs in defending the action will be incurred.

The company has sought professional advice on the implications of the Partnership and the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the company under the transaction.

(c) Contract expiry and make-good costs

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a city decides to cancel or not renew their contract, the company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

NOTE 27 COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d) Operating lease commitments – Group as lessee

The Group has entered into commercial leases on certain computer equipment where it is not in the best interest of the Group to purchase the assets.

Operating leases also pertain to leased premises in both Australia and the USA with expiry dates varying from one year to less than three years.

Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Within 1 year	1,350	1,965	457	685
After 1 year but not more than 5 years	1,043	1,734	0	457
More than 5 years	0	0	0	0
	2,393	3,699	457	1,142

The weighted average interest rate on operating leases at 30 June 2007 was 8.7% excluding operating leases on premises.

(e) Finance lease commitments – Group as lessee

	Consolidated			
	30 June 2007	30 June 2007	30 June 2006	30 June 2006
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	$'000	$'000	$'000	$'000
Within 1 year	417	391	306	280
After 1 year but not more than 5 years	406	356	599	560
Total minimum lease payments	823	747	905	840
Less amounts representing finance charges	(76)	0	(65)	0
Present value of minimum lease payments	747	747	840	840

Finance leases generally relate to leased motor vehicles within the USA.

(f) Capital commitments

At 30 June 2007 the Group has commitments of $3,644,000 (2006: $498,000) principally relating to the installation of camera systems in contracted cities within Redflex Traffic Systems Inc's Build Own Operate and Maintain business in the USA. The company has contracts with numerous cities and municipalities within the USA. The terms of contract specify that Redflex can install a number of cameras up to a specified limit provided Redflex and the customer agree on the location and suitability of the proposed installs. Accordingly, the company has obligations to install further camera systems for these customers, however, it is not possible to determine how many will ultimately be installed. Accordingly the commitments shown represent only those where firm orders have been placed with contractors for current installations.

The commitments contracted for at reporting date, but not provided for are:

	Consolidated		Parent Company	
	30 June 2006	30 June 2006	30 June 2006	30 June 2006
	$'000	$'000	$'000	$'000
Within one year	3,644	498	0	0
After one year but not more than five years	0	0	0	0
Longer than five years	0	0	0	0
	3,644	498	0	0

NOTE 28 RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Redflex Holdings Limited and the subsidiaries listed in the following table:

Shares in Controlled Entities	Country of Incorporation	% Equity interest 30 June 2007	% Equity interest 30 June 2006	Investment 30 June 2007	Investment 30 June 2006
Controlled Entities of Redflex Holdings Limited					
Redflex Enforcement Systems Pty Ltd*	Australia	100	0	0	0
Redflex Pty Ltd	Australia	100	100	3,357	3,357
Aerospace Systems Pty Ltd	Australia	100	100	100	100
RTS R&D Pty Ltd	Australia	100	100	0	0
Redflex Traffic Systems (Canada) Inc	Canada	100	100	0	0
Redflex Traffic Systems Ltd (UK)*	England	100	0	0	0
Redflex Traffic Systems Inc	USA	100	100	44,216	37,864
				47,673	41,321
Controlled Entities of Redflex Pty Ltd					
Redflex Communications Systems Pty Ltd	Australia	0	100		
Redflex Communications Pty Ltd	Australia	0	100		
Redflex Traffic Systems Australia Pty Ltd	Australia	100	100		
APR Investments Pte Ltd (**)	Singapore	100	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	0	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Australia	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

The parent company and ultimate holding company is Redflex Holdings Limited, which is incorporated in Australia.

(*) These companies were newly incorporated during the year.

(**) This company does not operate and is not audited by Ernst & Young.

TERMS AND CONDITIONS OF TRANSACTIONS WITH RELATED PARTIES

Sales to and purchases from related parties are made in arm's length transactions at both normal market prices and normal commercial terms.

These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loan balances during the year.

	Consolidated 30 June 2007 $'000	Consolidated 30 June 2006 $'000	Parent Company 30 June 2007 $'000	Parent Company 30 June 2006 $'000
Provision of interest free unsecured loans to wholly owned subsidiaries (at call)				
- from related entities	0	0	0	7,950
- to related entities	0	0	10,379	21,728

NOTE 29 KEY MANAGEMENT PERSONNEL

(a) Details of key management personnel

(i) Directors

Christopher Cooper	Chairman (non-executive)
Graham Davie	Chief Executive
Robin Debernardi	Director (non-executive)
Peter Lewinsky	Director (non-executive)
Roger Sawley	Director (non-executive appointed 9 February 2007)
Karen Finley	Chief Executive Officer, Redflex Traffic Systems Inc, appointed as director 9 February 2007
Bruce Higgins	Director (non-executive) appointment ceased 30 November 2006

(ii) Executives

Ronald Johnson	Group Chief Financial Officer
Ricardo Fiusco	General Manager, Redflex Traffic Systems Pty Ltd
Aaron Rosenberg	Vice President Sales, Redflex Traffic Systems Inc
Marilyn Stephens	Company Secretary

(b) Compensation of key management personnel

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$'000	$'000	$'000	$'000
Short term employee benefits	1,753	1,768	828	729
Post-employment benefits	83	275	64	59
	507	126	198	83
	0	0	0	0
	2,343	2,169	1,090	871

Redflex Holdings Limited has applied the option under Corporations Amendments Regulation 2006 to transfer key management personnel remuneration disclosures required by AASB 124 Related Party Disclosures paragraphs Aus 25.4 to Aus 25.7.2 to the Remuneration Report section of the Directors' report. These transferred disclosures have been audited.

(c) Option holdings of key management personnel

The company has adopted Regulation 2M.6.04 which exempts listed companies from providing certain AASB 124 remuneration disclosures in the notes to the financial report. The disclosures are included in the Remuneration Report forming part of the Directors' Report.

	Options held at 1 July 2006	Options exercised	Options held at 30 June 2007	Exercisable
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Graham Davie	0	0	0	0
Peter Lewinsky	0	0	0	0
Karen Finley	135,000	0	135,000	135,000
Roger Sawley	0	0	0	0
	135,000	0	135,000	135,000
Executives				
Aaron Rosenberg	120,000	100,000	20,000	20,000
Ronald Johnson	0	0	0	0
Ricardo Fiusco	135,000	0	135,000	135,000
Marilyn Stephens	140,000	0	140,000	140,000
	395,000	100,000	295,000	295,000

	Options held at 1 July 2005	Options exercised	Options held at 30 June 2006	Exercisable
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Graham Davie	0	0	0	0
Peter Lewinsky	0	0	0	0
Karen Finley	405,000	(270,000)	135,000	135,000
Roger Sawley	0	0	0	0
Bruce Higgins	1,500,000	(1,500,000)	0	0
	1,905,000	(1,770,000)	135,000	135,000
Executives				
Aaron Rosenberg	360,000	(240,000)	120,000	120,000
Ronald Johnson	425,000	(425,000)	0	0
Ricardo Fiusco	135,000	0	135,000	135,000
Marilyn Stephens	140,000	0	140,000	140,000
	1,060,000	(665,000)	395,000	395,000

(d) Shareholdings of key management personnel

	Shares held at 1 July 2006	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shares held at 30 June 2007
Directors					
Christopher Cooper	990,996	0	0	0	990,996
Robin Debernardi	3,255,264	0	0	0	3,255,264
Graham Davie	1,298,230	68,249	0	0	1,366,479
Peter Lewinsky	44,716	0	0	0	44,716
Karen Finley	68,857	0	0	0	68,857
Roger Sawley	0	0	0	0	0
	5,658,063	68,249	0	0	5,726,312
Executives					
Aaron Rosenberg	0	0	100,000	(100,000)	0
Ronald Johnson	293,370	0	0	0	293,370
Ricardo Fiusco*	210,000	0	0	0	210,000
Marilyn Stephens	64,160	0	0	0	64,160
	567,530	0	100,000	(100,000)	567,530

* shareholdings held indirectly

	Shares held at 1 July 2005	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shares held at 30 June 2006
Directors					
Christopher Cooper	769,996	0	0	221,000	990,996
Robin Debernardi	3,104,373	0	0	150,891	3,255,264
Graham Davie	1,167,301	130,929	0		1,298,230
Peter Lewinsky	44,716	0	0	0	44,716
Karen Finley	8,463	0	270,000	(209,606)	68,857
Roger Sawley	0	0	0	0	0
Bruce Higgins	0	0	1,500,000	(1,467,498)	32,502
	5,094,849	130,929	1,770,000	(1,305,213)	5,690,565
Executives					
Aaron Rosenberg	0	0	240,000	(240,000)	0
Ronald Johnson	86,643	0	425,000	(218,273)	293,370
Ricardo Fiusco*	0	0	270,000	(60,000)	210,000
Marilyn Stephens	44,160	0	20,000	0	64,160
	130,803	0	955,000	(518,273)	567,530

* shareholdings held indirectly

All equity transactions with key management personnel other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arm's length.

Bonuses accrued in respect of the FY07 financial year are assessed after the finalisation of the annual report and any bonuses forfeited or not achieved will be disclosed in the following year annual report. There were no significant forfeitures relating to bonuses for the FY06 financial year.

NOTE 30 SHARE-BASED PAYMENT PLANS

Types of share-based payment plans

(a) Long Term Incentive Plan

In July 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's website.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

(b) Executive Share Plan

Pursuant to the Redflex Executive Share Plan the company has issued 68,249 shares to Graham Davie, the Chief Executive Officer. In view of the Long Term Incentive Plan, no further shares are expected to be issued to Mr Davie. Details regarding Mr Davie's remuneration are included in the Remuneration Report.

(c) Employee Option Plan

An Employee Option Plan exists whereby Redflex could grant non-transferable options to executives and certain members of staff. Options were issued in accordance with performance guidelines established by the directors, for $nil consideration and the options expire after 5 years. Performance conditions relate only to those remaining in service during the vesting period. The options were not quoted on the ASX.

(d) Summary of employee remuneration arrangements

Employee Option Plan

The following table illustrates the number (No.) and weighted average exercise prices of options (WAEP) of, and movements in, share options issued during the year:

	2007	2007	2006	2006
RDFAS Options over ordinary shares with an exercise price of a nominal $0.58 increasing at the rate of 3% per annum (compounding) until exercise; granted 26 September 2003; expiring 30 September 2008	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	875,000	0.63	1,930,000	0.61
Granted during the year	0		0	
Forfeited during the year	0		0	
Exercised during the year	(445,000)	0.6357	(1,055,000)	0.62
Expired during the year	0		0	
Outstanding at the end of the year	430,000	0.64	875,000	0.63

	2007	2007	2006	2006
RDFAT Options over ordinary shares with an exercise price of a $2.06 adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 (grant date) to the last business day of the month prior to the date of exercise; granted 1 June 2004, expiring on 3 June 2009	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	1,260,000	2.98	1,348,000	2.55
Granted during the year	0		0	
Forfeited during the year	(201,000)	3.12	(32,000)	2.58
Exercised during the year	0		(56,000)	2.65
Expired during the year	0		0	
Outstanding at the end of the year	1,059,000	3.76	1,260,000	2.98

	2007	2007	2006	2006
RDFAR Options over ordinary shares with an exercise price of a $0.50 granted 16 October 2003, expiring on 1 February 2008	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	0		1,500,000	
Granted during the year	0		0	
Forfeited during the year	0		0)	
Exercised during the year	0		(1,500,000)	
Expired during the year	0		0	
Outstanding at the end of the year	0		0	

Long Term Incentive Plan

	2007	2007	2006	2006
Performance Rights pursuant to the company's Long Term Incentive Plan for Executives	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	0		0	
Granted during the year	1,619,390	0	0	0
Forfeited during the year	(73,731)	0	0	0
Vested during the year	0		0	
Outstanding at the end of the year	1,545,659	0	0	0

(e) Weighted average remaining contractual life

The weighted average remaining contractual life for the share options outstanding at 30 June 2007 is 1.5 years (2006: 1.6 years)

(f) Range of exercise price

The range of exercise prices for options outstanding at the end of the year was $0.64 - $3.76.

As the range of exercise prices is wide, refer to section (d) above for further information in assessing the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

(g) Weighted average fair value

	RDFAR	RDFAS	RDFAT	Total
Number of options				
Weighted average fair value	$	$	$	$
30 June 2006	14,519	61,959	100,494	176,972
30 June 2007	0	0	35,999	35,999

(h) Option pricing model

Equity-settled transactions

The fair value of each option is estimated on the date of the grant using a Black-Scholes option formula, with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	RDFAR	RDFAS	RDFAT
Share price	0.89	0.89	2.22
Exercise price	0.50	0.5859	2.06
Expected volatility	33%	33%	33%
Risk-free interest rate	5.21%	5.21%	5.52%
Expected life of option	5 years	5 years	5 years

The dividend yield reflected the assumption that no dividend has been previously paid and that no dividend will be paid until at least 30 June 2006. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference to peer companies and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

All options are fully vested.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2007 is between 1 and 5 years (2006: 1 and 6 years).

(i) Performance rights pricing model

Equity-settled transactions

The fair value of each performance right is estimated on the date of the grant using a Black-Scholes option formula, with a Monte Carlo simulation to take market conditions into consideration, with the following weighted average assumptions used for grants made during the year. The valuation of the performance rights was performed independently by Mercers.

The company uses a measure of Total Shareholder Return (TSR) as the performance hurdle for the LTI Plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a three-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300) which is the comparison group selected by the board based on recommendations from Mercers. The key management personnel must satisfy the service conditions set at grant date. Performance Rights vest progressively from a threshold level of performance to a maximum level, evaluated against the comparator group of companies.

Performance Rights formula	1 July 2006	1 July 2006	1 October 2006
Share price	1.755	1.755	2.30
Exercise price	0	0	0
Expected volatility	40%	40%	40%
Risk-free interest rate	5.7%	5.7%	5.8%
Expected life of performance right	15 months	27 months	3 years

The dividend yield reflected the fact that no dividend has been previously paid and the expected life of the right is the period up to vesting. The expected volatility is based on the company's historical volatility and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The weighted average remaining contractual life for the performance rights is between 17 months and 3 years. (2006: N/A).

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to our USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

NOTE 31 FAIR VALUE AND INTEREST RATE RISK

(a) Fair values

All assets and liabilities recognised in the balance sheet, whether they are carried at cost or at fair value, are recognised at amounts that represent a reasonable approximation of fair value unless otherwise stated in the applicable notes.

(b) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

YEAR ENDED 30 JUNE 2007

Consolidated	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	10,179	0	0	0	0	0	10,179
Weighted average effective interest rate	3.5%						3.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	391	126	95	95	40	0	747
Weighted average effective interest rate	8.1%						8.1%
Floating rate							
Bank Borrowings	0	20,978	0	0	0	0	20,978
Weighted average effective interest rate	0	7.05%					7.05%

YEAR ENDED 30 JUNE 2006

Consolidated	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	11,564	0	0	0	0	0	11,564
Weighted average effective interest rate	5.5%						5.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	280	287	187	67	18	1	840
Weighted average effective interest rate	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%
Floating rate							
Bank Borrowings	0	0	0	21,230	0	0	21,230
Weighted average effective interest rate				6.24%			6.24%

YEAR ENDED 30 JUNE 2007

Parent Company	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	2,375	0	0	0	0	0	2,375
Weighted average effective interest rate	5.0%						5.0%

YEAR ENDED 30 JUNE 2006

Parent Company	<1 year $'000	>1-<2 yrs $'000	>2-<3 yrs $'000	>3-<4 yrs $'000	>4-<5 yrs $'000	>5 yrs $'000	Total $'000
Financial Assets							
Floating rate							
Cash assets	5,789	0	0	0	0	0	5,789
Weighted average effective interest rate	5.5%						5.5%

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and the parent company that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The bank borrowings are scheduled for repayment by 16 August 2008. All other financial liabilities mature in one year or less for both 2006 and 2007 except for lease payments as shown in Note 27 (e).

NOTE 32 EVENTS AFTER BALANCE SHEET DATE

On 24 August 2007 the directors of Redflex Holdings Limited declared a final dividend on ordinary shares in respect of the 2007 financial year. The total amount of the dividend is $3,114,000 which represents a fully franked dividend of 3.5 cents per share

There were no other significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 33 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	30 June 2007	30 June 2006	30 June 2007	30 June 2006
	$	$	$	$
Amount received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	280,247	239,576	280,247	239,576
Other services in relation to the entity and any other entity in the consolidated entity for:				
- assurance related	11,260	35,000	0	35,000
- taxation matters	386,506	0	0	0
Amount received or due and receivable by related practices of Ernst & Young (Australia) for:				
- audits of subsidiaries	312,977	165,842	0	0
	990,990	440,418	280,247	274,576

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ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Redflex Holdings Limited

We have audited the accompanying financial report of Redflex Holdings Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" in the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Redflex Holdings Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

3. the remuneration disclosures that are contained under the heading "Remuneration Report" in the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
28 September 2007

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Redflex Holdings Limited I state that:

(1) In the opinion of the directors:

(a) the financial statements, notes and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2007.

On behalf of the board



Graham Davie

Director

Melbourne, 28 September 2007

ASX ADDITIONAL INFORMATION

Additional information required by the ASX and not shown elsewhere in this report is as follows. This information is current as at 31 August 2007.

(a) Distribution of equity securities

There were 2,929 holders of 88,975,223 fully paid ordinary shares quoted on the ASX. These shares carry one vote per share and carry the rights to dividends.

	Number of Holders	Ordinary shares
1 - 1,000	581	369,451
1,001 - 5,000	1,185	3,233,125
5,001 - 10,000	495	3,764,186
10,001 - 100,000	594	16,175,111
100,001 - over	74	65,433,350
	2,929	88,975,223
Holding less than a marketable parcel	161	

(b) Substantial shareholders

	Ordinary Shares	Percentage
Thorney Holdings Pty Ltd	8,451,265	9.57
Renaissance Smaller Companies Pty Ltd	8,145,077	9.15
J P Morgan Chase & Co and its affiliates	5,462,517	6.15
Victorian Funds Management Corporation	4,846,346	5.45

(c) Twenty largest holders of quoted equity securities:

Name	Units Held at end of period	% of Issued Capital
J P Morgan Nominees Australia Limited	8,615,745	9.68
National Nominees Limited	6,532,736	7.34
Thorney Holdings Pty Ltd	6,039,655	6.79
Investaco Pty Ltd	3,718,052	4.18
M Cheng Man Oy	3,525,636	3.96
Mr Melford Henry Russell Roberts	2,867,404	3.22
HSBC Custody Nominees (Australia) Limited – A/c 2	2,698,553	3.03
Vertex Bianca Nominees Pty Ltd	2,436,263	2.74
Nellstar Pty Ltd	2,191,783	2.46
RBC Dexia Investor Services Australia Nominees Pty Limited	2,130,337	2.39
Invia Custodian Pty Limited	2,055,848	2.31
ANZ Nominees Limited	1,859,324	2.09
O'Connor Holdings Pty Ltd	1,653,519	1.86
Coningsby Nominees Pty Ltd	1,444,315	1.62
Cogent Nominees Pty Ltd	1,154,927	1.30
Mrs Elizabeth Geraldine Cooper	1,042,427	1.17
Cogent Nominees Pty Limited	1,015,731	1.14
Citicorp Nominees Pty Limited	986,674	1.11
Mr Graham William Davie	906,677	1.02
Silverlene Pty Ltd	790,147	0.89
Top 20 Holders of Ordinary Fully Paid Shares	53,665,753	60.32

REDFLEX HOLDINGS LIMITED
31 Market Street, South Melbourne, Victoria 3205, Australia.
Tel: (03) 9674 1715 Fax: (03) 9699 3566 Web: www.redflex.com.au

END